Form 20-F
period 2002-10-31
POLYAIR INTER PACK INC
filed 2003-05-15
CIK 1049984

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended:            October 31, 2002
                                 ---------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-29528

                             POLYAIR INTER PACK INC.
                  -------------------------------------------
               (exact name of Company as specified in its charter)

                           PROVINCE OF ONTARIO, CANADA
                  -------------------------------------------
                 (Jurisdiction of Incorporation or organization)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

     At May 1, 2003, the Company had outstanding 6,104,300 Common Shares, no par value.

     Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

     Indicate by check mark which financial statement the Company has elected to follow. Item 17 Item 18 X -- --

This Annual Report consists of 26 pages including this cover page and exhibits.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

The financial information of the Company presented below has been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 17 to the audited financial statements, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.



                           SUMMARY OF OPERATING DATA - CANADIAN GAAP
                         (in thousands of U.S. dollars)

                                                                    Year Ended October 31,
                                      --------------------------------------------------------------------------
                                               2002           2001           2000           1999           1998
Sales                                     $ 119,510       $111,624      $ 104,964       $ 83,431       $ 68,985

Earnings before interest, taxes
depreciation and amortization                15,269         11,205         11,319          7,710          5,335

Operating Profit                              9,274          5,671          7,284          5,131          3,152

Net Income                                    4,449          1,665          3,126          2,365          1,451

Cash provided by (used in)
Operation                                   $16,827        $ 6,710        $ 1,165        $ 8,163       $  5,868

Weighted  Average  Number  of Shares
Outstanding
    Basic                                 6,206,311      6,232,052
    Diluted                               6,288,459      6,232,052      6,571,400      6,719,940      6,819.868
                                                                        6,571,400                     6,819.868
                                                                                       6,719,940
Earnings Per Share
    Basic                                  .72            .27            .48            .35            .21
    Diluted                                .71            .27            .48            .35            .21




SUMMARY OF BALANCE SHEET DATA - CANADIAN GAAP
(in thousands of U.S. dollars)

                                                                        As at October 31,
                                    --------------------------------------------------------------------------------
                                              2002             2001            2000            1999            1998
Working Capital                           $ 10,416         $(3,871)         $ 6,052         $ 6,892         $ 8,049

Total Assets                                67,411           68,613          68,529          52,214          49,205

Long term debt
(including current portion)                 21,910           20,950          23,723          18,458          16,768

Additions to Plant
and Equipment                              $ 5,218          $ 5,296        $ 12,491         $ 6,830        $  7,228


B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     1. Competition. All aspects of the Company's business are highly competitive. Many of the companies that compete with the Company have greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility.

     2. Fluctuations in Operating Results. Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect market demand. Demand for certain of these products has historically corresponded to changes in the rate of growth in the U.S. economy and is driven by trends in the building, construction and durable goods markets. Growth in the U .S. economy generally stimulates demand for these products. Conversely, a weakening in the U.S. economy tends to decrease demand for these products and may thereby adversely affect the Company's profitability. Consequently, adverse economic conditions may have a material adverse effect on the condition of the Company.

The Company's operating results are also subject to fluctuations due to a variety of other factors, including availability of raw materials (see "Raw Materials" below), new product introduction by the Company or its competitors, and changes in pricing policies by the Company, its competitors or its suppliers.

     3. Weather Conditions. The principal external factor affecting the Company's pool accessory business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool products. Unseasonably late or early warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season will tend to decrease pool usage and, consequently, reduce sales of pool products.

     4. Environmental Regulation. The Company is subject to environmental laws and regulations imposed by governmental authorities in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Although management believes that the Company is in compliance with all such laws and regulations, unforeseen expenditures required to maintain such compliance or correct any violation of such laws and regulations, or unforeseen environmental liabilities, could have a material adverse effect on the Company's business or financial condition.

     5. Raw Materials. The raw materials used by the Company are largely derived from oil, natural gas, paper and aluminum. All of these materials are traded on international markets and their prices, which vary with international supply and demand, may increase due to various factors beyond the Company's control. Failure to achieve corresponding sales price increases, failure to achieve such increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favourable raw material supply contracts could have a material adverse effect on the Company.

     6. Product Liability. The Company has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, the Company has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

     7. Disruption of Plant Operations. The Company's manufacturing facilities are located on ten sites and contain specialized engineering equipment. In the event of a major disruption in the operations of a plant, the plant may not be able to recommence operations for an extended period of time. While the Company maintains property damage and business interruption insurance, there is no assurance that the losses incurred will not exceed the insured amount.

     8. Dependence upon Management. The Company's success depends in part on certain key management employees. The experience of these individuals will be a factor contributing to the Company's continued success and growth. If, for any reason, anyone or more of such key personnel do not continue to be active in the Company's management, the operations and business prospects of the Company could be adversely affected.


ITEM 4.  INFORMATION ON THE COMPANY

A. History and development of the Company

     Polyair Inter Pack Inc. (the "Company") was incorporated under the laws of the Province of Ontario on December 4, 1995. The Company's articles of incorporation were amended on February 20, 1996 to delete therefrom the provisions referred to in the definition of "Private Company" in Section 1(1) of the Securities Act (Ontario). The Company operates its business in the United States through its wholly-owned Delaware subsidiary, Cantar/Polyair Corporation and in Canada through Cantar/Polyair Canada Limited, a wholly-owned Ontario subsidiary of Cantar/Polyair Corporation.

     The business of the Company was established in 1969 under the Corporations Act (Ontario) as Canadian Tarpoly Company Limited, for the purpose of manufacturing and marketing tarpaulin covers for the construction industry. In 1972, the Company commenced production of pool covers and accessory products. In 1982, the Company commenced production of air bubble solar blankets and opened its first plant in the United States. In 1987, the Company changed its name to Cantar Incorporated.

     In 1988, the Company organized Polyair Corporation ("Polyair") and launched its protective packaging line under the "Polyair" name to expand the application of its air bubble technology to the rapidly growing packaging industry, utilize unabsorbed overheads and provide balance to the seasonal nature of its pool products. As certain of the Company's facilities and equipment manufacture air bubble material for both packaging and pool products, the Company is able to absorb administrative and manufacturing overhead over a diversified product range.

     In 1993, Cantar  Incorporated,  Cantar Corporation and Polyair  Corporation
amalgamated   under  the  laws  of  Ontario   and   continued   under  the  name
Cantar/Polyair Inc. ("CPI").

     Polyair Inter Pack Inc. was incorporated under the laws of Ontario on December 4, 1995. On February 20, 1996, a reorganization was effected whereby the shareholders of CPI transferred their shares of CPI to Polyair Inter Pack Inc. in exchange for shares of Polyair Inter Pack Inc. The purpose of the reorganization was to transfer the ownership of CPI to a newly incorporated entity, Polyair Inter Pack Inc., for the purpose of an initial public offering which was completed in February 1996 on the Toronto Stock Exchange. The Company became an SEC registrant in January 1998. The common shares of the Company were listed for trading at the American Stock Exchange on October 21, 1999. The Company began reporting its results in US Dollars as of November 1, 1999.

     Following the reorganization, the business of the Company has been operated in the United States through its wholly-owned Delaware subsidiary, Cantar/Polyair Corporation, and in Canada through Cantar/Polyair Canada Limited, a wholly-owned Ontario subsidiary of Cantar/Polyair Corporation.

     Except where the context otherwise requires, all references in this annual report to the "Company" or "Polyair Inter Pack Inc." are to Polyair Inter Pack Inc. and its subsidiaries, after giving effect to the reorganization.

B.  Business overview

     The Company manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. Its packaging products include air bubble products such as Durabubble(R) wrap, EcoLite(R) mailing bags, Star Foam(R) and FlexFoil(R) insulation products; its pool products include Aquacover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers. The Company's revenues for the fiscal year ending
October 31, 2002 were approximately $120 million, resulting in net income of approximately $4.4 million. Approximately 86% of the Company's 2002 sales were derived from customers in the United States, where seven of the Company's eleven manufacturing facilities are located.

     Effective November 1, 1999, the Company adopted the U.S. dollar as the reporting currency for its operating results. The company's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of the Company's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year end exchange rate.

     The Company purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors. As at October 31, 2002, the Company had no outstanding commitments.

     Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

     In packaging, the Company participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation which will provide strategic acquisition opportunities.

     The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, the Company's largest competitors are Sealed Air Corporation, with 2002 world wide revenues of US$3.2 billion, and Pactiv Corporation with 2002 world wide revenues of US$2.9 billion.

     Based on statistics provided in the most recent pool and spa market study available from the National Spa and Pool Institute, the Company considers itself a leading North American supplier of solar pool covers. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. The Company believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

     The Company manufactures a variety of private label packaging products for large office supply distributors who re-sell to major retailers. With respect to its pool products, the Company has developed a variety of strategic relationships with large retailers such as Canadian Tire Corporation Limited and Leslie's Poolmart, a leading U.S. specialty retailer of swimming pool supplies and related products.

     The Company participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. To locate distributors, the Company utilizes directories of distributors and data provided by buying groups to which many of the Company's existing distributors belong, in addition to receiving unsolicited inquiries from distributors seeking to market the Company's product lines.

     The Company has no long-term contracts for the distribution of its products and, in the fiscal year ended October 31, 2002, no customer accounted for more than 10% of the Company's revenues.

     The Company owns several patents. The most important are for our new proprietary Air Space Pillow Packaging System, our recently obtained patent for our Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. Our automatic safety cover system provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables the Company to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season.

     In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi trade mark on certain products. The purchase price of $41.2 million (subject to adjustment) will be financed through Polyair's operating Lines of Credit and the issuance of a six-year 6% note to the Seller convertible into 598,802 shares of Polyair Inter Pack Inc. stock at a price per share of $8.35.

     In its last full fiscal year, the acquired business generated annual revenues of approximately $55 million from sales in North America and Europe. Based on historical performance of the purchased business, management expects the acquisition to be accretive to earnings. In addition, the company will assume ownership of a 225,000 square foot facility in Toronto and a 63,000 square foot leased facility in Montreal. The combined facilities will employ on a seasonal basis approximately 300 people, which in combination with the current workforce at Polyair Inter Pack Inc. will result in a total workforce of approximately 1,200 employees.

         FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS ($000 USD)

 By geographic region:

                                                        2002                   2001                 2000
===========================================================================================================
 Sales:
     United States                                $     103,340         $    96,410          $    89,131
     Canada                                              16,170              15,214               15,833

-----------------------------------------------------------------------------------------------------------
                                                  $     119,510         $   111,624          $   104,964
===========================================================================================================

 Capital assets and goodwill:
     United States                                $      24,884         $    25,806          $    25,883
     Canada                                               7,761               7,044                7,125
     Corporate                                            1,602               1,968                1,370

-----------------------------------------------------------------------------------------------------------
                                                  $      34,247         $    34,818          $    34,378
===========================================================================================================



 By operating segment:

                                                        2002                   2001                 2000
===========================================================================================================

 Sales:
     Packaging products                           $      85,324         $    80,354          $    73,114
     Pool products                                       34,186              31,270               31,850

-----------------------------------------------------------------------------------------------------------
                                                  $     119,510         $   111,624          $   104,964
===========================================================================================================

 Depreciation and amortization:
     Packaging products                           $       4,296         $     4,226          $     2,938
     Pool products                                          778                 579                  549
     Corporate                                              921                 729                  548

-----------------------------------------------------------------------------------------------------------
                                                  $       5,995         $     5,534          $     4,035
===========================================================================================================

 Operating profit:
     Packaging products                           $      10,335         $     7,174          $    10,121
     Pool products                                        3,758               1,707                1,109
     Corporate                                           (4,819)             (3,210)              (3,946)

-----------------------------------------------------------------------------------------------------------
                                                  $       9,274         $     5,671          $     7,284
===========================================================================================================

 Total assets:
     Packaging products                           $      45,191         $    45,081          $    45,384
     Pool products                                       15,056              18,414               18,027
     Corporate                                            7,164               5,118                5,118

-----------------------------------------------------------------------------------------------------------
                                                  $      67,411         $    68,613          $    68,529
===========================================================================================================

 Capital expenditures:
     Packaging products                           $       4,385         $     4,212          $    10,539
     Pool products                                          460                 660                1,473
     Corporate                                              373                 424                  479

-----------------------------------------------------------------------------------------------------------
                                                  $       5,218         $     5,296          $    12,491
===========================================================================================================

C.  Organization Structure


     Polyair Inter Pack Inc. comprises the Company's wholly owned subsidiaries, Cantar/Polyair Inc., Cantar/Polyair Corporation, Cantar/Polyair Canada Limited, Performa Corporation, C/P International Corporation Inc., Cantar/Polyair of Illinois Inc., and Mabex Universal Corporation. In addition, the Company has a 76% interest in PSC Moulding Corporation and a 50.1% interest in PXL Cross Linked Foam Corporation ("PXL").

D. Property, plants and equipment.

     The Company's executive offices are located at 258 Attwell Drive, Toronto, Ontario, Canada M9W 5B2. Sales and marketing of pool products in the United States are directed from Youngstown, Ohio.

     The Company has nine leased office and/or manufacturing facilities in the following locations:

                                                Leased Space
                             (Approx. Sq. Ft.)                      Expiry(1)
                             -----------------                      ------

Atlanta, Georgia                   84,900                          Oct., 2005
Carlstadt, New Jersey              75,000                          April, 2007
Chicago, Illinois                 145,000                          March, 2006
Cobourg, Ontario                   30,900                          March, 2008
Corona, California                 69,200                          March, 2006
Dallas, Texas                      49,000                          June, 2003
Toronto, Ontario                   93,250                          Nov., 2006
Toronto, Ontario                  122,000                          July, 2004
Toronto, Ontario                   35,200                          Dec., 2004

(1) The Leases relating to two of the Toronto facilities, and to the Atlanta facility provide the Company with an option to renew for an additional five-year term. Although the leases relating to the other facilities are not renewable at the Company's option, management does not anticipate the renewal of these leases or any relocation, if necessary, to result in any material loss or disruption to the Company's business or financial condition. In regards to the Dallas facility, the Company is in final negotiations to lease a new 70,000 sq. ft. facility.


     In addition, the Company owns its 156,000 square foot facility in Youngstown, Ohio and its 94,000 square foot facility in Bardstown, Kentucky.


Atlanta, Georgia

     Manufactures and/or distributes a full range of the Company's packaging products.

Bardstown, Kentucky

     Manufactures and distributes polyethylene foam.

Carlstadt, New Jersey

     Manufactures and/or distributes a full range of the Company's products.

Chicago, Illinois

     Manufactures and/or distributes a full range of the Company's packaging products.

Cobourg, Ontario

     The Company manufactures polystyrene moulded packaging and construction products.

Corona, California

     Manufactures and distributes both packaging and pool products.

Dallas, Texas

     Manufactures and/or distributes a full range of the Company's packaging products.

Toronto, Ontario - 3 locations

     Manufactures and/or distributes a full range of the Company's products at two of its Toronto locations, and manufactures polyethylene film, which is utilized in the manufacture of various of the Company's products. The third location is the head office of the company that also has a small manufacturing area.

Youngstown, Ohio

     Manufactures safety covers, liners and polyethylene foam.


Employees

     The current level of full time and contract employment is approximately 872, including 250 salaried and 622 hourly employees.

     Currently, approximately 67 employees in Chicago and 37 in New Jersey and 131 employees in Toronto are unionized (at peak periods). The collective bargaining agreements relating to the Company's unionized employees expire in June 2005, January 2005, and October 2004 respectively. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

Environmental Regulation

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Fiscal Year Ended  October 31, 2002,  compared to Fiscal Year Ended  October 31,
2001

     The Company's net sales for the period ending October 31, 2002, of $119.5 million increased by 7% or $7.9 million over the comparable period in 2001. The increase in net sales reflects increased unit volumes for certain products, partially offset by changes in product mix and lower average selling prices for certain products.

     Sales of packaging products increased 6% to $85.3 million from $80.4 million in the comparable 2001 period. Sales of products for use in the logistic and fulfillment market continued to contribute significantly to the increase in packaging sales partially offset by lower average selling prices for certain products.

     Sales of pool products increased 9% to $34.2 million from $31.3 million in the comparable 2001 period. Sales increased due to higher unit volumes in the majority of the product lines.

     Gross profit for the year increased 21% to $28.4 million from $23.5 million in the comparable 2001 period. As a percentage of sales, gross profit for the year, increased to 24% compared to 21% in the comparable period of 2001. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

     Selling and general administrative expenses increased by 7% from the comparable period in 2001. As a percentage of sales, selling and administrative expenses increased by 0.1% during the year over the comparable period in 2001. The variance was due to higher compensation costs over the prior year.

     Operating profit increased by $3.6 million to $9.3 million for the year compared to $5.7 million for the comparable period in 2001. As a percentage of sales, operating profit for the year increased to 8% compared to 5% in the comparable period of 2001. This increase was due to improved manufacturing efficiencies, favorable product mix and higher overhead absorption due to increased sales volumes.

     Net interest expense decreased by 35% to $1.7 million for the year compared to $2.6 million in the comparable period of 2001, due to lower average borrowings and lower interest rates.


Fiscal Year Ended  October 31, 2001,  compared to Fiscal Year Ended  October 31,
2000

     Sales for the year ended October 31, 2001, at $111.6 million increased 6.3% or $6.7 million over the comparable period in 2000. The increase in net sales primarily reflects increased unit volumes from acquisitions in 2000 and products introduced in fiscal 2000.

     Sales of packaging products increased 10% to $80.3 million, while sales of pool products decreased 2% to $31.3 million. The increase in sales of packaging products is due primarily to the acquisition of the assets of Accent Packaging in 2000. Pool product sales were negatively impacted as a result of the adverse spring weather in our major markets.

     Operating earnings before interest, taxes, depreciation and amortization (EBITDA) at $11.2 million were down slightly from $11.3 million in 2000.

     Cost of sales increased by 7.4% over the comparable period in 2000 as a result of higher net sales and manufacturing overhead expenses related to the Company's expansion in anticipation of higher volumes in fiscal 2001.

     Selling and administrative expenses increased to 15.9% from 14.9% in 2000 due primarily to increased support costs related to the AirSpace product line.

     Operating profit decreased to $5.7 million from $7.3 million in 2000. The decrease was mainly due to the lower gross margin and increased support costs.

     Interest expense for both our long-term debt and other interest increased as a result of higher average borrowings in 2001.

Liquidity and Capital Resources

     The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

     At October 31, 2002, the Company had total debt, net of cash and short-term investments, of $18.9 million compared to $29.8 million at the end of fiscal 2001. Unused available borrowing capacity was approximately $8.8 million at the end of 2002 compared to $6.3 million in the previous year.

     Accounts receivable decreased slightly from October 2001. The year-over-year decrease is due to improved collections over the last week of the year. Days sales outstanding was 48 days compared to 53 days over the same period in 2001.

     Inventories decreased by $2.9 million to $10.8 million from $13.7 million in the previous year due to a reduction in seasonal pool products and lower resin inventory levels held at year-end. Total inventory turnover increased to
8.4 times in 2002 from 6.4 times in 2001.

     Cash provided by operations before changes in working capital improved by $2.0 million to $9.9 million from $7.9 million in 2001 and investment in working capital decreased by $6.9 million. Cash generated from operations was used to pay down the bank indebtedness and financed the $5.2 million investment in new equipment.

     The Company entered into new $56 million multi-year credit facilities in June 2002 with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance Inc. to replace its current facility. The total credit utilization of the new facilities was approximately $24 million at funding dates and is currently at 18.9 million.

Risk and Uncertainties

     The Company's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of the Company's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

     The Company purchases goods and services in both functional currencies. To reduce exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimate of currency requirements and consultation with the Company's financial advisors. The Company periodically uses derivative financial instruments, including swaps, forward contracts and options, to manage these foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.

     Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

     Consistent with other businesses, the Company faces a certain degree of risk arising from sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

     The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.


Critical Accounting Policies and Estimates

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. A reconciliation of generally accepted accounting principals in Canada to those of the United States has been provided in note 17 to the Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

     Future Income taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

Changes in Accounting Policies

     During 2002, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes 1(o) and 17(f) to the Consolidated Financial Statements), and in management's estimation, will have no material impact to the Company's financial position, results of operations or cash flows.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

     The Officers are elected the same date by the Board of Directors.

                                                                                                   Number of shares
                                                                                                 beneficially owned,
                                                                                                     directly or
                                                                                                 indirectly, or over
                                Present Principal                                   Year first          which
                                Occupation or Employment   Position with             became a    control or direction
Name                                                       Corporation               Director        is exercised
------------------------------- -------------------------- ------------------------ ------------ ---------------------
Fred A. Litwin                  President of Forum         Chairman of the             1996             2,979,233(1)
(3)..................           Financial Corporation      Board and Director
------------------------------- -------------------------- ------------------------ ------------ ---------------------

Henry Schnurbach                President and Chief        President and Chief         1996                202,400
................                 Executive Officer of       Executive Officer
                                the Corporation            and Director
------------------------------- -------------------------- ------------------------ ------------ ---------------------

Alan Castle                     President, Packaging       President, Packaging        1996                149,250
                                Sales and Marketing of     Sales and Marketing
                                the Corporation            and Director
------------------------------- -------------------------- ------------------------ ------------ ---------------------

Daniel S. Tamkin                Chief Operating Officer    Secretary and Director      1996                    NIL
(2)(4).........                 of Ntex Incorporated
------------------------------- -------------------------- ------------------------ ------------ ---------------------

Sol D. Nayman (2)(3)(4) ......  Hill Gertner Mimran        Director                    1996                   300
                                Nayman
------------------------------- -------------------------- ------------------------ ------------ ---------------------

Sidney Greenberg (2)(3)(4) ..   Vice President, Astral     Director                    1996                   NIL
                                Media
------------------------------- -------------------------- ------------------------ ------------ ---------------------


(1) These shares are owned by companies which are indirectly controlled by Mr. Litwin.

(2)  Member of Audit Committee.

(3)  Member of the Compensation Committee.

(4)  Member of Corporate Governance Committee.

     The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

(b)      Compensation

     For the fiscal year ended October 31, 2002 the Company's and its subsidiaries' executive officers, directors and senior management (14 persons) received an aggregate of $2,327,000 as a group.

     The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Corporation's Chief Executive Officer and the Corporation's four most highly compensated officers who earned in excess of Cdn$100,000 during such year, other than the Chief Executive Officer.


All amounts are expressed in US Dollars.

                                                                                      Annual Compensation (1) (3)


Name and Principal Position                                                Year
---------------------------------------------------------------------- ------------- --------------- ---------------
                                                                                         Salary          Bonus
                                                                                          ($)             ($)
---------------------------------------------------------------------- ------------- --------------- ---------------
Henry Schnurbach.....................................................      2002         216,546      509,554
Chief Executive Officer                                                    2001         222,224         NIL
Polyair Inter Pack Inc.                                                    2000         219,595      152,027
---------------------------------------------------------------------- ------------- --------------- ---------------

Alan Castle..........................................................      2002         171,338      215,089
President, Packaging Sales and Marketing                                   2001         122,195         NIL
Cantar/Polyair Corp.                                                       2000         123,446      152,027
---------------------------------------------------------------------- ------------- --------------- ---------------

Gary Crandall    ....................................................      2002         199,160      194,805
President, Pool Sales and Marketing                                        2001         199,160          NIL
Cantar/Polyair Corp.                                                       2000         194,940        66,667
---------------------------------------------------------------------- ------------- --------------- ---------------

Ray Vershum    ......................................................      2002         112,386       16,025
Regional Vice-President, Manufacturing                                     2001         112,386         NIL
Cantar/Polyair Corp.                                                       2000         109,300       16,667
---------------------------------------------------------------------- ------------- --------------- ---------------

Chris Bartlett ......................................................      2002           77,080      31,847
Vice President, Engineering                                                2001           78,582        NIL
Cantar/Polyair Corp.                                                       2000           77,738      20,270

(1)  Compensation is stated herein in U.S. Dollars.

(2) The bonuses paid to Messrs. Schnurbach and Castle are calculated based on a percentage of the Corporation's EBIT for the fiscal year, in accordance with the terms of their respective employment agreements.

(3) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%)of the total of the annual salary and bonus of such Named Executive Officer for the financial year.



     The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

(C) Board Practices

     The board and its committees (consisting of an Audit Committee, a Compensation Committee and a Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All three committees have at least one member who is not an officer or employee of the Corporation or any of its affiliates.

Audit Committee

     The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least twice a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the Annual Meeting and terms of their remuneration.

     Section 121 of the AMEX requirements for listed companies (the "Amex Guidelines") provides that a listed company must have an audit committee of at least three members, comprised solely of "independent" directors. However, pursuant to Section 121B(b)(ii) of the Amex Guidelines, one director who is not "independent" as defined in Section 121, may be appointed to the audit committee if the board determines that membership on the committee by the individual is required by the best interests of the corporation. Although Mr. Tamkin is employed by an affiliate of the Corporation and is therefore not "independent" as defined in Section 121, the board has determined that, by virtue of Mr. Tamkin's significant public company experience and his ability to provide the board with valuable expertise and input with respect to management, corporate governance and regulatory issues, his membership on the Audit Committee is required by the best interests of the Corporation.

Compensation Committee

     The Corporation has recently established a Compensation Committee review to the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program.

Corporate Governance Committee

     As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSE Report's guidelines. The assessment of board performance is within the mandate of this committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation.

         Options to Purchase Securities from Company or Subsidiaries
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------
                                                                                                       Value of Unexercised
                                                                                                           in-the-money
                                        Securities                          Unexercised Options         Options at Fiscal
                                        Acquired on        Aggregate         at Fiscal Year End              Year end
                                         Exercise        Value Realized         Exercisable/               Exercisable/
Name                                        (#)               ($)            Unexercisable (#)        Unexercisable ($) CDN
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------
Henry Schnurbach                            NIL               NIL               320,000/NIL                512,000/NIL
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------

Alan Castle                                 NIL               NIL               118,750/NIL                190,000/NIL
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------

Gary Crandall                               NIL               NIL               142,500/NIL                228,000/NIL
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------

Ray Vershum                                 NIL               NIL                7,000/NIL                  11,200/NIL
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------

Chris Bartlett                              NIL               NIL               2,000/5,000                  3,200NIL
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------


 ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

To the knowledge of the directors and senior officers of the Company, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than five (5%)percent of the voting rights attached to any class of outstanding voting securities of the Company, are as follows:

                                                                                             Percentage of total
                                                                            Number of           Common Shares
                                                                          Common Shares     Issued and Outstanding
Name of Shareholder                                                           Held
----------------------------------------------------------------------- ------------------ -------------------------
Fred A. Litwin (1) ...................................................      2,979,233               47.81%
----------------------------------------------------------------------- ------------------ -------------------------

Howson Tattersall Investment Counsel Limited .........................      1,251,100               20.50%
----------------------------------------------------------------------- ------------------ -------------------------

Marsy Industries......................................................       311,713                5.11%
----------------------------------------------------------------------- ------------------ -------------------------

(1) Fred A.Litwin, the Chairman and a Director of the Company, beneficially owns or exercises control and direction over approximately 49.94%of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation, and 100%of the issued and outstanding shares of Cambrelco Inc.,a private Ontario corporation. Consolidated Mercantile Incorporated holds 2,726,533 common shares of the Company, and Cambrelco Inc. holds 227,700 common shares of the Corporation.

     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.       Related Party Transactions

     A company controlled by Fred A.Litwin, the Chairman and a Director of the Corporation has an interest in a property leased by the Corporation in Toronto.

     Fred A. Litwin and Daniel S. Tamkin, Secretary and a Director of the Corporation, are each paid CDN$50,000 per annum for consulting services provided to the Corporation. These services include advice and assistance relating to mergers, acquisitions and similar transactions by the Corporation as well as day-to-day legal and corporate affairs. These consulting arrangements are reviewed by the Compensation Committee and Board of Directors of the Corporation with each of Messrs. Litwin and Tamkin on an annual basis to determine whether they will be renewed and to outline the terms of any such renewal.

ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.


Legal Proceedings

     In the opinion of management, the Company is not currently involved in any litigation or proceedings which are material either individually or in the aggregate and, to the Company's knowledge, no legal proceedings of a material nature involving the Company are currently contemplated by any individuals, entities or governmental authorities.

     Subsidiaries of the Company are defendants from time to time in actions for wrongful death and/or permanent injury relating to pool products. The Company and its counsel believe such actions are without merit and/or will be settled/resolved within the limits of the Company's insurance coverage (as have all prior claims).


B.       Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

         The Company's Common Shares are traded on the Toronto Stock Exchange and The American Stock Exchange. The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month. The prices listed for the Toronto Stock Exchange are listed in Canadian Dollars. The Common Stock was listed on the American Exchange on October 21, 1999.

                                      Toronto Stock                    American Stock
                                         Exchange                         Exchange
                                           CDN                              USD
                                           High          Low                High            Low

     Annual Information
                             1998          5.40          3.50               N/A             N/A
                             1999          5.25          3.75               3.50            3.50
                             2000          7.00          3.50               5.00            2.25
                             2001          6.25          3.25               3.90            2.19
                             2002          9.66          3.65               6.25            2.26

     Quarterly Information
                January 31   2001          4.35          3.40               2.88            2.19
                  April 30   2001          4.50          3.25               2.80            2.25
                   July 31   2001          5.72          3.40               3.90            2.26
                October 31   2001          6.25          3.78               3.90            2.30
                January 31   2002          5.80          3.65               3.60            2.26
                  April 30   2002          7.00          5.40               4.49            3.40
                   July 31   2002          9.66          6.00               6.25            4.06
                October 31   2002          9.00          6.75               6.00            4.20


       Monthly Information
                October 31   2002          8.00          6.75               5.15            4.20
               November 30   2002          8.50          7.38               5.50            4.86
               December 31   2002          8.90          8.00               5.75            5.12
                January 31   2003         10.35          8.50               6.80            5.50
               February 28   2003         10.00          9.50               6.76            6.26
                  March 31   2003         10.20          9.25               7.00            6.40
                  April 30   2003         10.20          9.50               6.98            6.54

     As at March 1, 2003, to the Company's knowledge, there were approximately 449 holders of Common Shares. Of these, 258 record holders of Common Shares holding an aggregate of 251,802 shares, representing approximately 4.12% of the Company's issued and outstanding Common Shares, were resident in the United States


     Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Reference is made to Exhibit 3.1 to the Registration on Form 10 filed with the Securities and Exchange Commission on November 18, 1997.

C.       Material Contracts

     During the year, the Company negotiated a replacement borrowing facility with new lenders. This new facility provides the Company with a total line of credit of approximately $55.7 million, of which a maximum of $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2002 balances, the available line of credit is $17.8 million, of which the Company has used $9.0 million to support its long-term debt, including a letter of credit of $6.3 million. As at October 31, 2002, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately $8.8 million. The remaining $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which $13.0 million (2001 - $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

     Certain of the loans disclosed in note 7 of the audited financial statements are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

D.       Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at March 1, 2003, five of the directors of the Company are, and 95.88% of its voting shares were owned by, Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

     The ICA will substantially reduce the regulatory requirements for acquisition of interests in Canadian businesses under prior legislation, most importantly, (i) by providing that foreign investments below specified threshold sizes (generally, direct acquisitions of Canadian business with gross assets less than $5 million, or "indirect acquisitions" of businesses with gross assets less than $50 million) have only a notification, as opposed to a substantive review, requirement, and (ii) by liberalizing the review standards for approval.

     Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of the Company. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed at Paragraph E, "Taxation."


E.       Taxation

     The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company's Common Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

     Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, the rate of tax for dividends paid to a resident of the U.S. is limited to 15% (or 10% in the case of a corporate shareholder owning at least 10% of the voting stock of the Company). In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

     Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

     Gain from the sale of Common Shares and Class B Preference Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Class B Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.


F. Documents on Display

     Upon prior reasonable written request, documents concerning the Company which are referred to herein may be inspected at the Company's offices at 258 Attwell Drive, Toronto, Ontario.


ITEM 11.          QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in both U.S. dollars (USD) and Canadian dollars (CAD), as indicated in parenthesis:

                                                              Expected Maturity Date
                                      2003        2004        2005        2006        2007     Thereafter    Total
Fixed Rate (USD)                     $1,056      $1,586      $2,604        $396        $163                  $5,805
Average Interest Rate                 5.02%       5.52%       5.89%       3.43%       3.00%

Variable Rate (USD)                  $1,616      $2,031      $2,084      $1,891      $1,380      $4,489     $13,491
Average Interest Rate                 3.56%       3.56%       3.56%       3.56%       3.56%       3.56%

Variable Rate (CAD)                    $392        $392        $392        $392        $392        $654      $2,614
Average Interest Rate                 5.00%       5.00%       5.00%       5.00%       5.00%       5.00%


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     a. The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) within 90 days of the date of this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     b. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

     The financial statements included herein are the following:

     Audited Consolidated Financial Statements as at October 31, 2002.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Reference  is  made  to  the  "Index  to  Financial   Statements   and
Supplemental Information set forth on page 23 of this Annual Report.

     (b)

     4.1 Loan and Security  Agreement  with  LaSalle  Business  Credit,  Inc. as
Agent.*

     4.2 Intercreditor Agreement dated as of june 21, 2002*

     4.3 Reimbursement Agreement - Kentucky, dated as of June 21, 2002*

     4.4 Reimbursement Agreement - Ohio, dated as of June 21, 2002*

     99.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. 1350).*


* Included herewith

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

     Auditors' Report...........................................................

     Consolidated Balance Sheet as at October 31, 2002 and 2001.................

     Consolidated Statement of Income and Retained Earnings for the Years
      ended  October 31, 2002, 2001 and 2000....................................

     Consolidated Statement of Cash Flows for the Years ended
      October 31, 2002, 2001 and 2000...........................................

     Notes to Consolidated Financial Statements.................................

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             POLYAIR INTER PACK INC.




                             /s/ JOHN FOGLIETTA
                             -----------------------------------------
                             JOHN FOGLIETTA , Chief Financial Officer





Dated: May 15, 2003

                                  CERTIFICATION


I, Henry Schnurbach, certify that:

1. I have reviewed this annual report on Form 20-F of Polyair Inter Pack Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

Henry Schnurbach
President and Chief Executive Officer

                                  CERTIFICATION


I, John Foglietta, certify that:

1. I have reviewed this annual report on Form 20-F of Polyair Inter Pack Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

John Foglietta
Chief Financial Officer

                      Consolidated Financial Statements
                      (Expressed in U.S. dollars)

                      POLYAIR INTER PACK INC.

                      Years ended October 31, 2002, 2001 and 2000

AUDITORS' REPORT to the shareholders


We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/KPMG LLP

Chartered Accountants



Toronto, Canada

December 20, 2002

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

October 31, 2002 and 2001
---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                                $     2,998          $       897
     Accounts receivable, net of allowance for doubtful accounts                   15,840               16,162
     Due from joint venture (note 16)                                                 315                    -
     Income taxes receivable                                                          252                  809
     Inventory (note 3)                                                            10,825               13,738
     Prepaid expenses and other                                                       605                  768
     Future income tax assets (note 10)                                               885                  359
---------------------------------------------------------------------------------------------------------------
                                                                                   31,720               32,733

Capital assets, net (note 4)                                                       33,425               33,947

Future income tax assets (note 10)                                                    519                  511

Intangible and other assets, net (note 5)                                           1,747                1,422

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 6)                                               $         -          $     9,710
     Accounts payable                                                               9,192               10,409
     Accrued liabilities                                                            6,106                4,537
     Income taxes payable                                                           2,942                  359
     Current portion of long-term debt (note 7)                                     3,064               11,589
---------------------------------------------------------------------------------------------------------------
                                                                                   21,304               36,604

Long-term debt (note 7)                                                            18,846                9,361

Future income tax liabilities (note 10)                                             2,847                2,823

Shareholders' equity:
     Capital stock (note 8)                                                        10,021                9,933
     Retained earnings                                                             14,614               10,191
     Cumulative translation account                                                  (221)                (299)
---------------------------------------------------------------------------------------------------------------
                                                                                   24,414               19,825

Commitments and contingencies (notes 11 and 13)
Subsequent event (note 8)

---------------------------------------------------------------------------------------------------------------
                                                                              $    67,411          $    68,613
---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Sales                                                   $     119,510        $    111,624         $    104,964

Cost of sales                                                  91,158              88,163               82,058
----------------------------------------------------------------------------------------------------------------

Gross profit                                                   28,352              23,461               22,906

Expenses:
     Selling                                                   10,888              10,226                8,664
     General and administrative                                 8,190               7,564                6,958
----------------------------------------------------------------------------------------------------------------
                                                               19,078              17,790               15,622
----------------------------------------------------------------------------------------------------------------

Operating profit                                                9,274               5,671                7,284

Interest expense, net (note 7)                                  1,717               2,599                2,024
----------------------------------------------------------------------------------------------------------------


Income before minority interest and income taxes                7,557               3,072                5,260

Minority interest                                                  13                   3                   10


Income taxes (recovery) (note 10):
     Current                                                    3,631                 705                1,496
     Future                                                      (510)                705                  648
----------------------------------------------------------------------------------------------------------------
                                                                3,121               1,410                2,144
----------------------------------------------------------------------------------------------------------------

Net income                                                      4,449               1,665                3,126

Retained earnings, beginning of year                           10,191               8,780                6,067

Premium on common shares purchased for
   cancellation (note 8)                                          (26)               (254)                (413)

----------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                          $      14,614        $     10,191         $      8,780
----------------------------------------------------------------------------------------------------------------

Earnings per share (note 9):
     Basic                                              $        0.72        $       0.27         $       0.48
     Diluted                                                     0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 9):
     Basic                                                  6,206,311           6,232,052            6,571,400
     Diluted                                                6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31, 2002, 2001 and 2000
----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Net income                                           $     4,449         $     1,665          $     3,126
     Items which do not involve cash:
         Depreciation and amortization                          5,995               5,534                4,035
         Future income taxes                                     (510)                705                  648
         Minority interest                                        (13)                 (3)                 (10)
----------------------------------------------------------------------------------------------------------------
                                                                9,921               7,901                7,799
     Change in non-cash operating working capital:
         Accounts receivable                                      354                 577               (4,727)
         Inventory                                              2,955                (708)              (3,730)
         Prepaid expenses and other                               168                (167)                (276)
         Accounts payable and accrued liabilities                 289                (697)               2,618
         Income taxes payable                                   3,140                (196)                (519)
----------------------------------------------------------------------------------------------------------------
                                                               16,827               6,710                1,165

Financing activities:
     Increase in long-term debt                                18,373                   -                8,200
     Decrease in long-term debt                               (17,346)             (2,744)              (2,867)
     Increase (decrease) in bank indebtedness                  (9,710)              2,624                5,894
     Common shares repurchased                                    (63)               (697)                (709)
     Stock options exercised                                      125                   -                    -
----------------------------------------------------------------------------------------------------------------
                                                               (8,621)               (817)              10,518

Investing activities:
     Purchase and deposits on building
       and equipment                                           (5,218)             (5,296)              (7,313)
     Acquisitions (note 2)                                        -                     -               (5,438)
     Due from joint venture                                      (313)                  -                    -
     Other                                                       (474)               (418)                (181)
----------------------------------------------------------------------------------------------------------------
                                                               (6,005)             (5,714)             (12,932)

Effect of foreign currency translation on
   cash balances                                                 (100)               (384)                (108)
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                2,101                (205)              (1,357)

Cash and cash equivalents, beginning of year                      897               1,102                2,459

----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $     2,998         $       897          $     1,102
----------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                        $     1,480         $     2,151          $     1,950
     Income taxes paid, net of refunds                            618               1,070                1,964
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2002, 2001 and 2000

-------------------------------------------------------------------------------

Polyair Inter Pack Inc. (the "Company") manufactures and markets packaging and pool products to distributors located primarily in North America. The majority of the Company's sales are to customers in the United States from operations in the United States. The Company was incorporated under the Business Corporations Act, Ontario.

The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Cantar/Polyair Inc., Cantar/Polyair Corporation, Cantar/Polyair Canada Limited, Performa Corp., C/P International Corp. Inc., Cantar/Polyair of Illinois Inc., Mabex Universal Corporation and P.S.C. Moulding Corporation (76% owned). The Company accounts for its interest in a joint venture, PXL Cross Linked Foam Corporation ("PXL") (50.1% owned) (note 16), using the proportionate consolidation method from the date of acquisition. All significant intercompany accounts and transactions have been eliminated on consolidation.


1.     Significant accounting policies:

       The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 17, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


       (a) Reporting currency:

            The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on translation are deferred as a separate component of shareholders' equity.

       (b) Measurement uncertainty:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The most significant estimates are related to the valuation of accounts receivable and future income taxes. Actual results could differ from those estimates.

       (c) Revenue recognition:

            Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

       (d) Cash and cash equivalents:

            The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition to be cash equivalents.

       (e)  Inventory:

            Raw material inventory is stated at the lower of cost and replacement cost. Finished goods inventory is stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

       (f) Capital assets:

            Capital assets are recorded at cost, including, for major projects, interest capitalized during the construction period. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:

-------------------------------------------------------------------------------

           Building                                                     2-1/2%
           Machinery and equipment                                   10% - 50%
           Furniture and fixtures                                          20%
           Computer equipment                                              33%
           Leasehold improvements                      Over term of lease plus
                                                            first renewal term

-------------------------------------------------------------------------------


           Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

       (g) Patent, trademarks and license agreement:


           Patent, trademarks and license agreement are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives (11 years) of the intangible assets using the straight-line method.


       (h) Deferred financing costs:


           Deferred financing costs are amortized over the term of the related financing.


       (i) Goodwill:


           Goodwill is amortized on a straight-line basis over 10 years. The company periodically evaluates permanent impairment of goodwill by reference to expected undiscounted operating cash flow of the respective entities and any impairment is recognized in income.


       (j) Foreign currency translation:


           Monetary items denominated in foreign currencies are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.


       (k) Financial instruments:


           The Company, in the normal course of business, periodically enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same year as the underlying exposure being hedged.


       (l) Income taxes:


           The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

           Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

       (m) Stock-based compensation plan:

            The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

       (n) Earnings per share:

            Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

       (o) Recently issued accounting pronouncements:

            (i) Stock-based compensation and other stock-based payments:

                In December 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning November 1, 2002 for awards granted on or after that date. The Company expects that the impact of this new accounting pronouncement, will not be material to its financial position, results of operations or cash flows.

           (ii) Foreign currency translation and hedging relationships:


                The CICA's Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective for the Company's fiscal year beginning on November 1, 2002 with retroactive restatement of prior periods. The Company expects that the adoption of this amendment will not have a material impact on the Company's financial position. In addition, the CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company is currently assessing the impact of this new accounting pronouncement.


           (iii) Business combinations and goodwill:


                In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.


                In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of November 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of November 1, 2002.

                As of October 31, 2002, the Company had unamortized goodwill of $822,000 and unamortized other intangible assets of $221,000, all of which are subject to the transitional provisions of Sections 1581 and 3062. The Company estimates that the impact of these provisions will not be material to its results of operations.


2.     Acquisitions:


       Effective August 23, 2000, the Company acquired substantially all of the assets of Accent Packaging ("Accent"), a division of Century Products Inc., and certain assets of Beco Building Products Inc. ("Beco"). Accent, a regional manufacturer of a specialized line of packaging products, including bubble mailers, and bubble and reflective insulation, has facilities in Atlanta, Georgia and Malden, Massachusetts. Beco is a supplier of specialized building materials and services to commercial users. The total consideration for the assets purchased was cash of $5.4 million including acquisition costs. The results of operations have been consolidated from the date of acquisition. The purchases are accounted for using the purchase method and the purchase cost was allocated to the fair value of the net assets acquired as follows:

-------------------------------------------------------------------------------

       Inventory                                          $      260
       Capital assets                                          5,178

-------------------------------------------------------------------------------
                                                          $    5,438
-------------------------------------------------------------------------------


3.     Inventory:

-------------------------------------------------------------------------------
                                            2002                2001
-------------------------------------------------------------------------------

       Raw materials                  $    5,492         $     8,440
       Finished goods                      5,333               5,298

-------------------------------------------------------------------------------
                                      $   10,825         $    13,738
-------------------------------------------------------------------------------

4.     Capital assets:

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2002                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                993               6,921
       Machinery and equipment          40,123             16,331              23,792
       Furniture and fixtures              713                605                 108
       Computer equipment                1,823              1,198                 625
       Leasehold improvements            2,382              1,522                 860
       Construction in progress            987                  -                 987

--------------------------------------------------------------------------------------
                                   $    54,074         $   20,649         $    33,425
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                      Accumulated            Net book
       2001                               Cost       depreciation               value
--------------------------------------------------------------------------------------
       Land                        $       132         $        -         $       132
       Building                          7,914                790               7,124
       Machinery and equipment          36,776             14,638              22,138
       Furniture and fixtures              917                622                 295
       Computer equipment                2,585              1,833                 752
       Leasehold improvements            2,177              1,098               1,079
       Construction in progress          2,427                  -               2,427

--------------------------------------------------------------------------------------
                                   $    52,928         $   18,981         $    33,947
--------------------------------------------------------------------------------------


5. Intangible and other assets:

----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2002                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       408         $      187         $       221
       Deferred financing costs                                   1,247                543                 704
       Goodwill                                                   1,063                241                 822

----------------------------------------------------------------------------------------------------------------
                                                            $     2,718         $      971         $     1,747
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2001                                                        Cost       amortization               value
----------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       434         $      189         $       245
       Deferred financing costs                                     726                420                 306
       Goodwill                                                   1,066                195                 871
----------------------------------------------------------------------------------------------------------------
                                                            $     2,226         $      804         $     1,422
----------------------------------------------------------------------------------------------------------------


6.     Bank indebtedness:


     During the year, the Company negotiated a replacement borrowing facility with new lenders. This new facility provides the Company with a total line of credit of approximately $55.7 million, of which a maximum of $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2002 balances, the available line of credit is $17.8 million, of which the Company has used $9.3 million to support its long-term debt, including a letter of credit of $6.3 million. As at October 31, 2002, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately $8.8 million. The remaining $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which $13.0 million (2001 - $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.


     Certain of the loans disclosed in note 7 are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.


---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       $21,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.75%                          $         -          $         -
       $4,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime
         plus 0.5% or LIBOR plus 2.75%                                                  -                    -
       $11,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.25%                                    -                8,523
       $5,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime                                   -                1,187

---------------------------------------------------------------------------------------------------------------
                                                                              $         -          $     9,710
---------------------------------------------------------------------------------------------------------------


       The weighted average year end exchange rate is nil in 2002 (2001 - 5.82%)


7.     Long-term debt:

---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       Term loan, repayable by monthly principal payments
         of $99,500 plus interest at prime plus 0.5%                          $         -          $     5,323
       Term loan, repayable by monthly principal payments
         of $83,333 plus interest at prime plus 2%                                      -                4,700
       Debenture loan, bearing interest at 6.5% per annum,
         maturing April 1, 2005                                                     3,500                4,000
       Debenture loan, repayable by quarterly sinking fund
         installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         June 1, 2016                                                               2,792                2,895
       Loan, repayable by monthly blended principal and interest
         installments of $20,527, bearing interest at 3%, maturing
         January 2006                                                                 762                  982
       Loan, repayable by monthly blended principal and
         interest installments of $14,075, bearing interest at 3%,
         maturing March 2007                                                          696                  842
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $13,150
         (Cdn. $20,250) plus interest at prime plus 1%                                  -                  770
       Loan, repayable by monthly blended principal and interest
         installments of $12,903, bearing interest at 3%, maturing
         June 2007                                                                    671                  804
---------------------------------------------------------------------------------------------------------------

       Carried forward                                                              8,421               20,316


---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------
       Brought forward                                                              8,421               20,316

       Debenture loan, repayable by quarterly sinking fund installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         September 2003                                                               143                  293
       Term loan, repayable by monthly blended principal and
         interest installments of $17,012, bearing interest at
         7.756%, due April 2002                                                         -                  100
       Note payable, repayable in quarterly blended
         principal and interest installments of $16,942,
         bearing interest at 12%, maturing October 31, 2005                           175                  218
       Term loan, repayable by monthly principal payments
         of $54,762 plus interest at prime plus 0.5%,
         maturing June 2009                                                         2,107                    -
       Term loan, repayable by monthly principal payments
         of $46,667 plus interest at prime plus 0.5%,
         maturing June 2012                                                         5,180                    -
       Canadian dollar-denominated term loan, repayable
         by monthly principal installments of $21,400
         (Cdn. $32,679) plus interest at prime plus 1%,
         maturing November 1, 2005                                                  1,676                    -
       Term loan, repayable by monthly principal payments
         of $57,958.60 plus interest at 5.07%, maturing
         August 2007 (Wells Fargo)                                                  2,931                    -
       Term loan, repayable by monthly principal payments
         of $24,075.20 plus interest at 4.97%, maturing
         September 2007 (Wells Fargo)                                               1,277                    -
       Loan, repayable by monthly blended principal and
         interest installments of $1,640, bearing interest at 6%                        -                   23
---------------------------------------------------------------------------------------------------------------
                                                                                   21,910               20,950

       Less current portion                                                         3,064               11,589

---------------------------------------------------------------------------------------------------------------
                                                                              $    18,846          $     9,361
---------------------------------------------------------------------------------------------------------------


       Interest expense (income) is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
---------------------------------------------------------------------------------------------------------------

       Interest expense on long-term debt                  $    1,052         $     1,518          $     1,243
       Other interest expense                                     677               1,091                  850
       Interest income                                            (12)                (10)                 (69)

---------------------------------------------------------------------------------------------------------------
                                                           $    1,717         $     2,599          $     2,024
---------------------------------------------------------------------------------------------------------------

       Aggregate maturities on long-term debt are as follows:

----------------------------------------------------------------

       2003                                        $     3,064
       2004                                              4,009
       2005                                              5,080
       2006                                              2,679
       2007                                              1,935
       Thereafter                                        5,143

---------------------------------------------------------------
                                                   $    21,910
---------------------------------------------------------------


8.     Capital stock:

       Authorized:
           Unlimited common shares

       Issued:

-----------------------------------------------------------------------------------------------------------------
                                                                 2002                           2001
-----------------------------------------------------------------------------------------------------------------
                                                        Shares         Amount            Shares         Amount
-----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year                6,215,300    $     9,933         6,502,100    $    10,376
       Shares repurchased for cancellation             (25,000)           (37)         (286,800)          (443)
       Options exercised during year                    33,000            125                 -              -

-----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year                      6,223,300    $    10,021         6,215,300    $     9,933
-----------------------------------------------------------------------------------------------------------------


       During the year, the Company repurchased for cancellation 25,000 (2001 - 286,800) common shares pursuant to a Normal Course Issuer bid at an average cost of $ 2.57 (2001 - $2.43) per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.

       Stock options:


       Prior to May 31, 2002, the Board of Directors granted options to purchase shares, which vest over a period of seven years, to directors, officers or full-time salaried employees of the Company. One-seventh of the options were exercisable on the date of grant, with the balance vesting one-seventh on each of the next six anniversary dates. All options were set to expire seven years from the date of grant. Under the plan 941,000 options were issuable. At year end, the weighted average remaining contractual life of the options is 0.7 years (2001 - 1.7 years; 2000 -
       2.7 years) and 658,143 (2001 - 707,443; 2000 609,443) options are exercisable, at $6.00.


       Effective May 31, 2002, the Plan was amended to:


       (a) Extend the term for exercise of options granted under the Plan after May 31, 2002 from seven years to ten years.


       (b) Increase the number of options to purchase common shares that may be granted under the Plan by 100,000.


       (c) Reduce the vesting period for any new options granted under the Plan after May 31, 2002 to five years from seven years.

----------------------------------------------------------------------------------------------------------------
                                                         Options                Average exercise price (Cdn. $)
                                               2002       2001       2000        2002        2001         2000
----------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year       871,200    871,900    841,700    $   6.00    $   6.00    $    6.00
       Granted                               16,800     18,900     35,500        6.34        6.00         6.00
       Exercised                            (33,000)         -          -       (6.00)      (6.00)           -
       Forfeited                            (17,350)   (19,600)    (5,300)      (6.00)      (6.00)       (6.00)

----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year             837,650    871,200    871,900        6.00        6.00         6.00
----------------------------------------------------------------------------------------------------------------


       Subsequent to the year end, the Company repurchased 120,000 shares at a cost of $634,615.

9.     Earnings per share:


       The following table sets forth the calculation of basic and diluted earnings per share:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Numerator:
           Net income (earnings available to
              common shareholders)                     $        4,449       $       1,665        $       3,126

----------------------------------------------------------------------------------------------------------------

       Denominator:
           Weighted average number of
              shares outstanding                            6,206,311           6,232,052            6,571,400
           Effect of dilutive securities:
                Employee stock options                         82,148                   -                    -

----------------------------------------------------------------------------------------------------------------
       Weighted average shares - diluted                    6,288,459           6,232,052            6,571,400
----------------------------------------------------------------------------------------------------------------

       Earnings per share:
           Basic                                           $     0.72         $      0.27          $      0.48
           Diluted                                               0.71                0.27                 0.48

----------------------------------------------------------------------------------------------------------------


10.    Income taxes:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Current income taxes:
           U.S. federal                                    $    2,795           $     725           $      977
           U.S. state                                             707                 129                  407
           Canada                                                 129                (149)                 112
----------------------------------------------------------------------------------------------------------------
                                                                3,631                 705                1,496

       Future income tax expense (recovery):
           U.S. federal                                          (225)                331                  392
           U.S. state                                             (56)                 70                   85
           Canada                                                (229)                304                  171
----------------------------------------------------------------------------------------------------------------
                                                                 (510)                705                  648

----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------

       The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rates of approximately 39.0% (2001 - 42.4%) to earnings as described below:

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
       Income tax expense calculated
         using statutory tax rates                         $    2,952           $   1,303           $    2,320
       Non-deductible expenses                                    106                 113                   99
       Manufacturing and processing
         profits deduction                                          5                   4                  (25)
       Foreign earnings subject to different
         tax rates                                                 25                (115)                (263)
       Large Corporations Tax                                      33                  25                   11
       Reduction in future tax rates                               18                   -                  342
       Future tax amounts previously unrecognized                   -                  43                 (120)
       Reduction in valuation allowance                             -                 (36)                (286)
       Other                                                      (18)                 73                   66

----------------------------------------------------------------------------------------------------------------
                                                           $    3,121           $   1,410           $    2,144
----------------------------------------------------------------------------------------------------------------

       A summary of the principal components of future tax liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
----------------------------------------------------------------------------------------------------------------
       Non-current future tax liabilities:
           Capital assets                                                     $    (2,847)         $    (2,823)

       Current future tax assets:
           Donations                                                                   28                    -
           Inventory                                                                  215                  276
           Accounts receivable                                                         13                  (30)
           Corporate minimum tax credit                                                18                   18
           Accrued liabilities                                                        611                   95
----------------------------------------------------------------------------------------------------------------
                                                                                      885                  359

       Non-current future tax assets:
           Deferred financing costs                                                     1                    -
           Non-capital loss carryforwards                                             473                  466
           Capital loss carryforwards                                                  15                   15
           Corporate minimum tax credit                                               114                  114
----------------------------------------------------------------------------------------------------------------
                                                                                      603                  595
           Valuation allowance                                                        (84)                 (84)
----------------------------------------------------------------------------------------------------------------
                                                                                      519                  511
----------------------------------------------------------------------------------------------------------------
                                                                                    1,404                  870

----------------------------------------------------------------------------------------------------------------
       Net future tax liabilities                                             $    (1,443)         $    (1,953)
----------------------------------------------------------------------------------------------------------------


       The Company has recorded future tax assets of $1,404,000, after a valuation allowance of $84,000 is taken in consideration. In order to fully realize the future income tax assets, the Company will need to generate future taxable income of approximately $3,400,000. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.


       One of the Company's U.S. subsidiaries has non-capital loss carryforwards of $1,065,000, of which approximately $106,000 expires in each year from 2003 to 2012. The Company's Canadian subsidiary has Ontario corporate minimum tax credits of approximately $69,000 and the Company has capital loss carryforwards of approximately $83,000 for which no future income tax assets have been recognized.

11.    Commitments:


       The Company leases office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $ 2,311,131 (2001 - $2,186,377).


       Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

-------------------------------------------------

       2003                          $    2,412
       2004                               2,140
       2005                               1,853
       2006                               1,086
       2007                                 319

-------------------------------------------------
                                     $    7,810
-------------------------------------------------


12.    Related party transactions:


       The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. Significant related party transactions not disclosed elsewhere include rent of $207,559 (2001 - $170,303), which is recorded at the amount agreed to by the parties.


13.    Contingencies:


       The Company is involved in various legal proceedings normally incident to its business which, in the opinion of management, will not have a material impact upon the financial position of the Company.


14.    Financial instruments:

       The fair values of the Company's financial assets and liabilities approximate their carrying values, based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

       The Company periodically uses derivative financial instruments, including swaps, forward contracts and options to manage its foreign currency exposures. At October 31, 2002, the Company had no outstanding commitments.

15.    Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

       By geographic region:

--------------------------------------------------------------------------------------------------------
                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------
       Sales:
           United States                        $     103,340        $     96,410         $     89,131
           Canada                                      16,170              15,214               15,833

--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Capital assets and goodwill:
           United States                        $      24,884        $     25,806         $     25,883
           Canada                                       7,761               7,044                7,125
           Corporate                                    1,602               1,968                1,370

--------------------------------------------------------------------------------------------------------
                                                $      34,247        $     34,818         $     34,378
--------------------------------------------------------------------------------------------------------


       By operating segment:

--------------------------------------------------------------------------------------------------------
                                                         2002                2001                 2000
--------------------------------------------------------------------------------------------------------

       Sales:
           Packaging products                   $      85,324        $     80,354         $     73,114
           Pool products                               34,186              31,270               31,850

--------------------------------------------------------------------------------------------------------
                                                $     119,510        $    111,624         $    104,964
--------------------------------------------------------------------------------------------------------

       Depreciation and amortization:
           Packaging products                   $       4,296        $      4,226         $      2,938
           Pool products                                  778                 579                  549
           Corporate                                      921                 729                  548

--------------------------------------------------------------------------------------------------------
                                                $       5,995        $      5,534         $      4,035
--------------------------------------------------------------------------------------------------------

       Operating profit:
           Packaging products                   $      10,335        $      7,174         $     10,121
           Pool products                                3,758               1,707                1,109
           Corporate                                   (4,819)             (3,210)              (3,946)

--------------------------------------------------------------------------------------------------------
                                                $       9,274        $      5,671         $      7,284
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                                             2002                2001                 2000
--------------------------------------------------------------------------------------------
       Total assets:
           Packaging products       $      45,191        $     45,081         $     45,384
           Pool products                   15,056              18,414               18,027
           Corporate                        7,164               5,118                5,118

--------------------------------------------------------------------------------------------
                                    $      67,411        $     68,613         $     68,529
--------------------------------------------------------------------------------------------

       Capital expenditures:
           Packaging products       $       4,385        $      4,212         $     10,539
           Pool products                      460                 660                1,473
           Corporate                          373                 424                  479

--------------------------------------------------------------------------------------------
                                    $       5,218        $      5,296         $     12,491
--------------------------------------------------------------------------------------------


16. Interest in joint venture:


       In August 2002, the Company entered into an agreement to establish a joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. No revenue or expenses were incurred by the joint venture during the year.


       The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2002:

----------------------------------------------------------

       Due from joint venture                   $   315
       Fixed assets                                 301
       Other assets                                  23
       Bank indebtedness                             (7)

----------------------------------------------------------
       Net assets                               $   632
----------------------------------------------------------

17. Generally accepted accounting principles in Canada and the United States:


       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.


       (a) Stock-based compensation plans:


           United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------------------
                                   Assumptions
---------------------------------------------------------------------------------------------------------------
                                                 Risk-free         Weighted
                                 Expected         interest          average          Expected          Vesting
                               volatility             rate       fair value              life           period
---------------------------------------------------------------------------------------------------------------
                                                                 (Cdn. $ per
                                                                    share)
           Options granted:
                2002                  80%            1.70%        $    3.80                 7                7
                2001                  80%            2.25%             2.70                 7                7
                2000                  80%            6.50%             5.33                 7                7

---------------------------------------------------------------------------------------------------------------

17. Generally accepted accounting principles in Canada and the United States (continued):

----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------
           Net income - U.S. GAAP                          $    4,449           $   1,665           $    3,126
           Compensation cost                                      125                 246                  275
           Pro forma net income - U.S. GAAP                     4,324               1,419                2,851

----------------------------------------------------------------------------------------------------------------

           Earnings per share - U.S. GAAP:
                Basic                                      $     0.72           $    0.27           $     0.48
                Diluted                                          0.71                0.27                 0.48
           Pro forma earnings per share:
                Basic                                            0.70                0.23                 0.43
                Diluted                                          0.69                0.23                 0.43
----------------------------------------------------------------------------------------------------------------

       (b) Comprehensive income:


           In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in foreign currency translation amounts during the year. As a result, net income would have increased by $78,000 (2001 - decreased by $173,000; 2000 - decreased by $480,000) for other comprehensive income, which resulted from foreign currency translation adjustments. The total comprehensive net income for the year would be $4,527,000 (2001 - $1,492,000; 2000 - $2,646,000).


       (c) Statement of cash flows:


           Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statement of cash flows.


       (d) Accrued liabilities:


           Included in accrued liabilities is $1,800,000 related to accrued management compensation and $1,283,000 related to accrued rebates.

17. Generally accepted accounting principles in Canada and the United States (continued):


       (e) Interest in joint venture:


           Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 16.


       (f) New United States recent accounting pronouncements:


           In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing November 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


           In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 1(o)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings.


           In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing November 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

17. Generally accepted accounting principles in Canada and the United States (continued):


           In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.


           In November 2002, the Financial Accounting Standards Board Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The statement is effective for the Company's fiscal year commencing November 1, 2002. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.

                                 EXHIBIT INDEX




     4.1 Loan and Security  Agreement  with  LaSalle  Business  Credit,  Inc. as
Agent.*

     4.2 Intercreditor Agreement dated as of june 21, 2002*

     4.3 Reimbursement Agreement - Kentucky, dated as of June 21, 2002*

     4.4 Reimbursement Agreement - Ohio, dated as of June 21, 2002*

     99.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. 1350).*

* Included herewith