Form 20-F
period 2003-10-31
POLYAIR INTER PACK INC
filed 2004-04-30
CIK 1049984

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

For the Fiscal year ended:            October 31, 2003
                                 ---------------------------

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

                                      None

     At April 27, 2004, the Company had outstanding 6,143,300 Common Shares, no par value.

     Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

     Indicate by check mark which financial statement the Company has elected to follow. Item 17 [X] Item 18

This Annual Report consists of 26 pages including this cover page and exhibits.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

The financial information of the Company presented below has been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 18 to the audited financial statements, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


                           SUMMARY OF OPERATING DATA - CANADIAN GAAP
                                 (in thousands of U.S. dollars)

                                                                    Year Ended October 31,
                                      --------------------------------------------------------------------------
                                         2003              2002           2001           2000           1999
Sales                                  $142,776       $ 119,510       $111,624      $ 104,964       $ 83,431

Earnings before interest, taxes
depreciation and amortization            15,235          15,269         11,205         11,319          7,710

Operating Profit                          9,310           9,274          5,671          7,284          5,131

Net Income                                4,730           4,449          1,665          3,126          2,365

Cash provided by (used in)
Operation                                31,120         $16,827        $ 6,710        $ 1,165        $ 8,163

Weighted  Average  Number  of Shares
Outstanding
    Basic                             6,113,022       6,206,311      6,232,052      6,571,400      6,719,940
    Diluted                           6,453,675       6,288,459      6,232,052      6,571,400      6,719,940

Earnings Per Share
    Basic                                 $0.76           $0.72         $0.27           $0.48          $0.35
    Diluted                               $0.72           $0.71         $0.27           $0.48          $0.35



SUMMARY OF BALANCE SHEET DATA - CANADIAN GAAP
(in thousands of U.S. dollars)

                                                               As at October 31,
                                       ----------------------------------------------------------------------
                                       2003           2002             2001            2000            1999
Working Capital                     $ 14,335      $ 10,416         $(3,871)         $ 6,052         $ 6,892

Total Assets                         100,608        67,411           68,613          68,529          52,214

Long term debt
(including current portion)           19,539        21,910           20,950          23,723          18,458

Additions to Plant
and Equipment                       $  8,946       $ 5,218          $ 5,296        $ 12,491         $ 6,830

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

     4. Environmental Regulation. The Company is subject to environmental laws and regulations imposed by governmental authorities in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. The Company has acquired a property in Toronto with an environmental ground water deficiency, that is not a health hazard, requiring remedial action. The Company has developed a remediation plan and has allocated the required funds necessary to remediate the property. Management has reserved for the costs to remediate the property and believes that they are not material and therefore should not impact future operating results. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

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

     On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares.

     Except where the context otherwise requires, all references in this annual report to the "Company" or "Polyair Inter Pack Inc." are to Polyair Inter Pack Inc. and its subsidiaries, after giving effect to the reorganization.

B.  Business overview

     The Company manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. Its packaging products include air bubble products such as Durabubble(R) wrap, EcoLite(R) mailing bags, Star Foam(R) and FlexFoil(R) insulation products; its pool products include Aquacover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers plus Sercura-A-Pool(R) and Secur&Clean(R) safety cover systems and the recently acquired Atlantic above ground pools and Jacuzzi pumps & filters. The Company's revenues for the fiscal year ending October 31, 2003 were approximately $143 million, resulting in net income of approximately $4.7 million. Approximately 79% of the Company's 2003 sales were derived from customers in the United States, where seven of the Company's eleven manufacturing facilities are located.

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

     The Company purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors. As at October 31, 2003, the Company had no outstanding commitments.

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

     The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, the Company's largest competitors are Sealed Air Corporation, with 2003 world wide revenues of US$3.5 billion, and Pactiv Corporation with 2003 world wide revenues of US$3.1 billion.

     The Company considers itself a leading North American supplier of solar pool covers and believes that he recent acquisition of the swimming pool and pool equipment assets of Jacuzzi, Inc. and Atlantic Pools enables the Company to compete in the billion dollar sector of the swimming pool industry. Atlantic Pools is the world's largest manufacturer of above ground family pools. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. The Company believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

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

     The Company has no long-term contracts for the distribution of its products and, in the fiscal year ended October 31, 2003, no customer accounted for more than 10% of the Company's revenues.

     The Company owns several patents. The most important are for our new proprietary Air Space Pillow Packaging System, our recently obtained patent for our Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. Our automatic safety cover system provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables the Company to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season. In addition, the company has recently acquired various patents and trademarks related to the above ground pools, pumps, filters and pool accessories.

     On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares.

         FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS ($000 USD)

 By geographic region:

                                             2003                 2002                2001
===============================================================================================
 Sales:
     United States                     $     112,925        $     103,340         $    96,410
     Canada                                   27,077               16,170              15,214
     Europe                                    2,774
-----------------------------------------------------------------------------------------------
                                       $     142,776        $     119,510         $   111,624
===============================================================================================

 Capital assets and goodwill:
     United States                     $      24,426        $      24,884         $    25,806
     Canada                                   12,441                7,761               7,044
     Corporate                                 1,735                1,602               1,968

-----------------------------------------------------------------------------------------------
                                       $      38,602        $      34,247         $    34,818
===============================================================================================



 By operating segment:

                                              2003                2002                   2001
===============================================================================================

 Sales:
     Packaging products                $      89,540        $      85,324         $    80,354
     Pool products                            53,236               34,186              31,270

-----------------------------------------------------------------------------------------------
                                       $     142,776        $     119,510         $   111,624
===============================================================================================

 Depreciation and amortization:
     Packaging products                $       4,292        $       4,296         $     4,226
     Pool products                               868                  778                 579
     Corporate                                   765                  921                 729

-----------------------------------------------------------------------------------------------
                                      $        5,925        $       5,995         $     5,534
===============================================================================================

 Operating profit:
     Packaging products               $       10,684        $      10,335         $     7,174
     Pool products                             3,701                3,758               1,707
     Corporate                                (5,075)              (4,819)             (3,210)

-----------------------------------------------------------------------------------------------
                                      $        9,310        $       9,274         $     5,671
===============================================================================================

 Total assets:
     Packaging products               $       53,085        $      45,191         $    45,081
     Pool products                            39,810               15,056              18,414
     Corporate                                 7,713                7,164               5,118

-----------------------------------------------------------------------------------------------
                                             100,608        $      67,411         $    68,613
===============================================================================================

 Capital expenditures:
     Packaging products               $        6,947        $       4,385         $     4,212
     Pool products                             1,447                  460                 660
     Corporate                                   552                  373                 424

-----------------------------------------------------------------------------------------------
                                      $        8,946        $       5,218         $     5,296
===============================================================================================

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

     The Company has nine leased office and/or manufacturing facilities in the following locations:

                                                Leased Space
                             (Approx. Sq. Ft.)                      Expiry(1)
                             -----------------                      ------

Atlanta, Georgia                   84,900                          Oct., 2005
Carlstadt, New Jersey              75,000                          April, 2007
Chicago, Illinois                 145,000                          March, 2006
Cobourg, Ontario                   67,300                          March, 2008
Corona, California                 69,200                          March, 2006
Dallas, Texas                      75,000                          March, 2015
Toronto, Ontario                   93,250                          Nov., 2006
Toronto, Ontario                  122,000                          July, 2004
Toronto, Ontario                   35,200                          Dec., 2004
Toronto, Ontario                  307,000                          Sept., 2013

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


     In addition, the Company owns its 156,000 square foot facility in Youngstown, Ohio, its 94,000 square foot facility in Bardstown, Kentucky and its 255,000 square foot facility in Toronto, Ontario.


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

Toronto, Ontario - 3 locations

     Manufactures and/or distributes a full range of the Company's packaging and pool and pool equipment products at three of its Toronto locations, and manufactures polyethylene film, which is utilized in the manufacture of various of the Company's products. The third location is the head office of the company that also has a small manufacturing area.

Youngstown, Ohio

     Manufactures safety covers, liners and polyethylene foam.


Environmental Regulation

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. During the year the Company purchased the pool and pool product assets from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. Included in these assets was a property in Toronto with an environmental ground water deficiency, that is not a health hazard, requiring remedial action. The Company has developed a remediation plan and has allocated the required funds necessary to remediate the property. Management has reserved for the costs to remediate the property and believes that they are not material and therefore should not impact future operating results. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Fiscal Year Ended October 31, 2003
Compared to Fiscal Year Ended October 31, 2002

     The company's net sales increased 19.5% to $142.8 million in the year ending 2003 compared to similar periods in fiscal 2002. The increase in net sales is a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment which contributed $18.8 million of sales. Sales of packaging products increased 4.9% to $89.5 million from $85.3 million in the comparable 2002 period. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Sales of pool products increased 55.7% to $53.2 million from $34.2 million in the comparable 2002 period. Sales increased due to the addition of the above-ground pools and the pump & filter product lines acquired in the Atlantic/Jacuzzi asset purchase.

     Gross profit for the year increased 15.5% to $32.7 million from $28.4 million in the comparable 2002 period. As a percentage of sales, gross margin decreased to 22.9% compared to 23.7% for the same period in 2002. The decrease was due to an increase in petro-chemical based raw materials and the lower gross margin on the Atlantic/Jacuzzi sales, as the company absorbed costs related to the acquisition and integration of these product lines. The company contracted to have product manufactured by the vendor in order to ensure supply through the post acquisition period. The Atlantic/Jacuzzi operations were moved into the new 310,000 sq. ft. facility in Toronto, which is operational and dedicated to the pool equipment and swimming pool product lines. Approximately one million dollars of cost incurred this last quarter will not be recurring in future years. Gross margin before the non-recurring costs would have been 23.6% for the full year.

     Selling and administrative expenses increased by 22.8% to $23.4 million from $19.1 million in the comparable 2002 period. As a percentage of sales, selling and administrative expenses increased to 16.4% from 16.0% during the same period in 2002. The increase is due to the incremental costs of the acquired business and the seasonality of the pool segment sales.

     Net interest expense for the year decreased to $1.6 million from $1.7 million in the comparable period of 2002 due to reduced average borrowings during the year and a lower average interest rates.

Fiscal Year Ended October 31, 2002
Compared to Fiscal Year Ended October 31, 2001

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

     On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets. The final purchase cost was financed through cash and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares. The effect of the conversion on earnings per share as at October 31, 2003, based on weighted average shares (diluted) of 7,052,477, would result in a decrease of $0.06 per share.

     Working Capital as at October 31, 2003 increased by $3.9 million to $14.3 million compared to $10.4 million in the prior year. The acquisition of the Atlantic/Jacuzzi assets and product lines had a significant impact on the year-end balance sheet as at October 31, 2003. Total Accounts Receivable increased by $8.2 million from the prior year with $7.2 million related to the acquired business. Total Inventory increased by $19.2 million from the prior year with $13.3 million related to the acquired business. The remaining increase is due to a carry over of pool product finished goods, as sales were below expectations in the fall season, increase in the cost of resin and a corporate decision to increase inventory levels to service expected customers demand. Accounts payable and accrued liabilities increased by $10.5 million over the prior year with $7.9 million related to the acquired business.

     The company's total debt, net of cash and short-term investments and the convertible note, increased by $12.9 million as at the end of fiscal 2003 to $31.8 million compared to $18.9 million at the prior year-end. The increase is due to the $13.1 million increase in the bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above and the start up of PXL Cross Linked Foam Corp., the joint venture that began production this past May. The purchase of new equipment for $8.9 million and the acquisition of the Atlantic/Jacuzzi assets were mainly financed through cash generated from operations.

     In May 2003, the borrowing facility was amended in order to finance the post acquisition operations. The amended facility provides a flexible operating line of credit to meet the seasonal working capital requirements up to a maximum of $60.0 million with availability determined monthly based on eligible accounts receivable, inventory less amounts reserved for letters of credit to support IRB commitments and other banking reserves in the normal course. Based on October 31, 2003 balances, the available line of credit is $25.8 million with $13.1 million drawn on the line of credit. The unused available working capital line of credit is approximately $7.0 million. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance. The Company has capital equipment term loans of $11.7 million outstanding (2002 - $13.0 million) at October 31, 2003.

(in 000's USD)
                                                       Expected Maturity Date
                                2004        2005        2006        2007        2008      Thereafter    Total
Long Term Debt
    Fixed Rate (USD)               $1,588      $2,470      $  343      $  164      $    -      $    -     $ 4,565
    Variable Rate (USD)            $2,194      $2,225      $2,032      $1,478      $  733      $4,008     $12,670
    Variable Rate (CAD)            $  409      $  419      $  429      $  438      $  410      $  199     $ 2,304

Lease Commitments                  $2,955      $2,958      $2,156      $1,350      $1,124      $5,914     $16,457



     During the year Polyair has purchased a total of 120,000 shares of stock under its Normal Course Issuer Bid, which expired in November 2003. Average price of stock purchased was at a cost of USD $5.35.

Risks and Uncertainties

     The Company's sales revenues are generated primarily in the United States in U.S. dollars. The Canadian dollar is the functional currency of the Company's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

     The Company purchases goods and services in both functional currencies. To reduce exposure to exchange rate fluctuations, the Company may hedge its currency risk based on management's view of currency trends, estimate of currency requirements and consultation with the Company's financial advisors. The Company periodically uses derivative financial instruments, including swaps, forward contracts and options, to manage these foreign currency exposures. At October 31, 2003, the Company had no outstanding commitments.

     Demand and pricing for certain of the Company's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. The Company seeks to manage these risks by product line diversification and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. During the year the Company purchased the pool and pool product assets from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. Included in these assets was a property in Toronto with an environmental ground water deficiency, that is not a health hazard, requiring remedial action. The Company has developed a remediation plan and has allocated the required funds necessary to remediate the property. Management has reserved for the costs to remediate the property and believes that they are not material and therefore should not impact future operating results. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

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

Critical Accounting Policies and Estimates

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. A reconciliation of generally accepted accounting principals in Canada to those of the United States has been provided in note 18 to the Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

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

Recently Issued Accounting Pronouncements

     During 2002, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes 1(o) and 18(f) to the Consolidated Financial Statements).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

     The Officers are elected the same date by the Board of Directors. The Directors of the Company are as follows:


   Name and Municipality                                                   Number of shares      Unexercised Options
        of Residence               Principal         Position with the    beneficially owned,      at Fiscal Year End
                                 Occupation            Corporation/        directly or over             Exercisable/
                                                      Date Service         which control or         Unexercisable
                                                        Commenced        direction is exercised
                                                           (1)
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Fred A. Litwin (5)            President of Forum     Chairman of the       1,452,966 (2)                 Nil
Toronto, Ontario              Financial                 Board and
                              Corporation            Director - 1996
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Henry Schnurbach              President and Chief   President and CEO       101,200 (2)                320,000
Toronto, Ontario              Executive Officer       and Director -
                              of the Company               1996
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Sidney Greenberg (3)(4)(5)    Vice-President,        Director - 1996             Nil                     Nil
Toronto, Ontario              Astral Media
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Sol D. Nayman (3)(4)(5)       S.D. Nayman            Director - 1996             300                     Nil
Toronto, Ontario              Management Inc.
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Jon Burgman                   See below              Director - 2004             Nil                     Nil
Nominee
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Robert Gerrity                See below              Director - 2004             Nil                     Nil
Nominee
----------------------------- --------------------- ------------------- ----------------------- ----------------------
G. Douglas Patterson          See below              Director - 2004             Nil                     Nil
Nominee
============================= ===================== =================== ======================= ======================


(1) The term of office of each director expires at the Corporation's next annual meeting of shareholders.

(2) Mr. Litwin directly holds 25,000 common shares of the Corporation, and controls Consolidated Mercantile Incorporated ("CMI") which holds 1,427,966 common shares of the Corporation. Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P. ("Glencoe"), CMI, Henry Schnurbach and Fred Litwin, Glencoe has agreed to vote its shares of the Corporation at the discretion of CMI, subject to certain negative covenants and protections. As at March 10, 2004, Glencoe owned 1,827,667 common shares of the Corporation. Additionally, CMI and Glencoe have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of CMI and three nominees of Glencoe to the Board of Directors of the Corporation.

(3)  Member of the Audit Committee.

(4)  Member of the Compensation Committee.

(5)  Member of the Corporate Governance Committee.

     The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

Fred Litwin - Director
Mr. Litwin has been a Director of Mirtronics since 1985. Mr. Litwin is the President and principal shareholder of Forum Financial Corporation, a Toronto based private investment management organization with controlling interests in companies engaged in the packaging, furniture, real estate, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

Henry Schnurbach - Director
Mr. Schnurbach has a Bachelor of Commerce degree from Sir George Williams University and is a Certified Management Accountant in Ontario. Mr. Schnurbach has been a Director of Mirtronics since 1988. Since 1991 Mr. Schnurbach has been the President and Chief Executive Office of Polyair Inter Pack Inc. an Ontario corporation registered under the Exchange Act and traded on the Toronto and American Stock Exchanges.

Sol D. Nayman - Director
Mr. Nayman is a principal in S.D. Nayman Management Inc.

Sidney Greenberg - Director
Mr. Greenberg is Vice President of Astral Communications Inc., a media production and distribution company.

Jon A. Burgman
Mr. Burgman currently serves as a member of Glencoe Capital, LLC's Investment Committee. From 2002 to 2004, Mr. Burgman served as a Principal of Glencoe Capital, LLC. From 1995 to 2002, Mr. Burgman was a partner with Tatum CFO
Partners, LLP. From 1987 to 1995, Mr. Burgman was Chief Financial OCcer and Treasurer of Culligan Water Technologies, Inc.

Robert M. Gerrity
Robert Gerrity is a member of the Board of Rimrock Corporation, Federal Signal Corporation, and Standard Motor Products. Mr. Gerrity was Vice Chairman of New Holland n.v. from 1991 to 1995. From 1965 to 1991, Mr. Gerrity was with Ford Motor Company in management, engineering, and manufacturing positions that included President and Chief Executive OCcer, Ford New Holland; President, Ford of Brazil; Executive Director of Large and Luxury Cars; General Manager, Plastic and Chemical Division; and Chief Engineer, Plastics and Chemicals.

G. Douglas Patterson
Mr. Patterson has been a Principal of Glencoe Capital, LLC since August 2003. Prior to joining Glencoe Capital, LLC, Mr. Patterson was Vice President & General Counsel of Ivex Packaging Corporation from 1991 to 2002.

(b)      Compensation

     For the fiscal year ended October 31, 2003 the Company's and its subsidiaries' executive officers, directors and senior management (12 persons) received an aggregate of $2,168,537 as a group.

     The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Corporation's Chief Executive Officer and the Corporation's four most highly compensated officers who earned in excess of Cdn$100,000 during such year, other than the Chief Executive Officer.


All amounts are expressed in US Dollars.

                                                                                       Annual Compensation (1) (3)
                                                                                     --------------- ---------------
                                                                                         Salary          Bonus
Name and Principal Position                                                Year          ($)             ($)
---------------------------------------------------------------------- ------------- --------------- ---------------
Henry Schnurbach.....................................................      2003         251,011        498,583
Chief Executive Officer                                                    2002         216,546        509,554
Polyair Inter Pack Inc.                                                    2001         222,224          NIL
---------------------------------------------------------------------- ------------- ---------------  ---------------

Alan Castle..........................................................      2003         188,915        214,906
President, Packaging Sales and Marketing                                   2002         171,338        215,089
Cantar/Polyair Corp.                                                       2001         122,195          NIL
---------------------------------------------------------------------- ------------- --------------- ---------------

Gary Crandall    ....................................................      2003         241,580        138,323
President, Pool Sales and Marketing                                        2002         199,160        194,805
Cantar/Polyair Corp.                                                       2001         199,160           NIL
---------------------------------------------------------------------- ------------- --------------- ---------------

Ray Vershum    ......................................................      2003         115,738         16,233
Regional Vice-President, Manufacturing                                     2002         112,386         16,025
Cantar/Polyair Corp.                                                       2001         112,386          NIL
---------------------------------------------------------------------- ------------- --------------- ---------------

Chris Bartlett ......................................................      2003           89,048        24,070
Vice President, Engineering                                                2002           77,080        31,847
Cantar/Polyair Corp.                                                       2001           78,582         NIL

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

Compensation Committee

     The Corporation has established a Compensation Committee review to the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program.

     The remuneration package of the senior officers of the Corporation has four principal components: (i) base salary; (ii) annual bonus incentive programs;
(iii) long-term incentives, such as stock options; and (iv) a reasonable program of benefits and perquisites.

     The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgement; (ii) motivate the performance of senior officers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

     The  Compensation  Committee  believes  that the policy  objectives  of the
Corporation will be enhanced when the components of compensation are commensurate with comparable levels of compensation of executives within a broad spectrum of companies engaged in those sectors in which the Corporation conducts its major operations. In this regard, from time to time, the Compensation Committee may engage consultants to provide analysis and advice regarding comparable levels of compensation of companies that carry on a similar business. The Compensation Committee also takes into account the fact that the Corporation is operating in a North American economy, which is particularly relevant for the establishment of base salaries of the senior executives of the Corporation for future years.

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


D. Employees

     The current level of full time and contract employment is approximately 1070, including 392 salaried and 678 hourly employees.

     Currently, approximately 58 employees in Chicago and 46 in New Jersey and 170 employees in Toronto are unionized (at peak periods). The collective bargaining agreements relating to the Company's unionized employees expire in June 2005, January 2005, and October 2004 respectively. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.


E. Share ownership


         Options to Purchase Securities from Company or Subsidiaries
                                                                                                       Value of Unexercised
                                                                                                           in-the-money
                                        Securities                          Unexercised Options         Options at Fiscal
                                        Acquired on        Aggregate         at Fiscal Year End              Year end
                                         Exercise        Value Realized         Exercisable/               Exercisable/
Name                                        (#)               ($)            Unexercisable (#)        Unexercisable ($) CDN
------------------------------------- ---------------- ------------------- ----------------------- -----------------------------
Henry Schnurbach                            NIL               NIL               320,000/NIL              2,080,000/NIL

Alan Castle                                 NIL               NIL               118,750/NIL                771,875/NIL

Gary Crandall                               NIL               NIL               142,500/NIL                926,250/NIL

Ray Vershum                                 NIL               NIL                4,000/NIL                  26,000/NIL

Chris Bartlett                              NIL               NIL               3,000/4,000                 19,500/26,000


 ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

To the knowledge of the directors and senior officers of the Company, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than five (5%)percent of the voting rights attached to any class of outstanding voting securities of the Company, are as follows:

                                                                     Percentage of total
                                                    Number of           Common Shares
                                                  Common Shares     Issued and Outstanding
Name of Shareholder                                   Held
---------------------------------------------- ------------------ -------------------------
Glencoe Skydome Holdings, L.P. (1)(2)               1,827,667            29.78%
Fred A. Litwin (2)(3)(4)                            1,452,966            23.67%
Howson Tattersall Investment Counsel Limited        1,251,100            20.38%


(1) Reflects shares held of record by Glencoe Skydome Holdings, L.P. Glencoe Capital, LLC, through its control of the general partner of Glencoe Skydome Holdings, L.P., may be deemed to have voting and dispositive control over these shares; however, Glencoe Capital, LLC disclaims any beneNcial ownership in these shares, except for its pecuniary interest therein.

(2) Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Glencoe Skydome Holdings, L.P. has agreed to vote its shares at the discretion of Consolidated Mercantile Incorporated, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. Additionally, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

(3) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 51.9% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation. Consolidated Mercantile Incorporated holds 1,427,966 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

(4) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the ""Shareholders''), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 604,263 common shares of the Corporation owned by
     Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.       Related Party Transactions

     A company controlled by Fred A. Litwin, the Chairman and a Director of the Corporation has an interest in the property leased by the Corporation at its facility in Toronto.

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


B.       Significant Changes

None.

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

                                             Toronto Stock                    American Stock
                                                Exchange                         Exchange
                                                  CDN                              USD
                                           High          Low                High            Low

     Annual Information
                             1999          5.25          3.75               3.50            3.50
                             2000          7.00          3.50               5.00            2.25
                             2001          6.25          3.25               3.90            2.19
                             2002          9.66          3.65               6.25            2.26
                             2003         14.26          7.50              10.64            4.86

     Quarterly Information
                January 31   2002          5.80          3.65               3.60            2.26
                  April 30   2002          7.00          5.40               4.49            3.40
                   July 31   2002          9.66          6.00               6.25            4.06
                October 31   2002          9.00          6.75               6.00            4.20
                January 31   2003         10.35          7.50               6.80            4.86
                  April 30   2003         10.20          9.45               7.00            6.26
                   July 31   2003         13.75          9.25               9.98            6.25
                October 31   2003         14.26         12.45              10.64            8.80



       Monthly Information
                October 31   2003         14.26         12.45              10.64            9.50
               November 30   2003         13.50         12.80              10.38            9.60
               December 31   2003         13.40         13.00              10.32            9.60
                January 31   2004         15.10         13.00              11.50           10.02
               February 29   2004         15.10         14.45              11.60           10.75
                  March 31   2004         14.75         13.50              11.12           10.25


     As at April 27, 2004, to the Company's knowledge, there were approximately 577 holders of Common Shares. Of these, 433 record holders of Common Shares holding an aggregate of 2,158,269 shares, representing approximately 35.1% of the Company's issued and outstanding Common Shares, were resident in the United States


     Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Reference is made to Exhibit 3.1 to the Registration on Form 10 filed with the Securities and Exchange Commission on November 18, 1997.

C.       Material Contracts

     On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares.

     During the fiscal year ended October 31, 2002, the Company negotiated a replacement borrowing facility with new lenders. This new facility provides the Company with a total line of credit of approximately $55.7 million, of which a maximum of $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2002 balances, the available line of credit is $17.8 million, of which the Company has used $9.0 million to support its long-term debt, including a letter of credit of $6.3 million. As at October 31, 2002, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately $8.8 million. The remaining $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which $13.0 million (2001 - $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

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

D.       Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at April 20, 2004, five of the directors of the Company are, and 95.88% of its voting shares were owned by, Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in both U.S. dollars (USD) and Canadian dollars (CAD), as indicated in parenthesis:

(in 000's USD)
                                                       Expected Maturity Date
                                2004        2005        2006        2007        2008      Thereafter    Total
Fixed Rate (USD)               $1,588      $2,470      $  343      $  164       $   -      $   -      $ 4,565
Average Interest Rate            5.4%        5.4%        3.0%        3.0%

Variable Rate (USD)            $2,194      $2,225      $2,032      $1,478       $ 733      $4,008     $12,670
Average Interest Rate            4.2%        4.2%        4.0%        3.9%        3.7%        3.6%

Variable Rate (CAD)            $  409      $  419      $  429      $  438       $ 410      $  199     $ 2,304
Average Interest Rate            5.8%        5.8%        5.9%        5.9%        5.8%       5.30%


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the fiscal year covered by this report, that:

     The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.

     That Company's disclosure controls and procedures are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding the required disclosure.

     There have been no changes in the Company's internal controls over financial reporting that have materially affected , or is reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by the Annual Report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that the Company has at least one financial expert serving on the audit committee.

ITEM 16B. CODE OF ETHICS

     The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. The Company is presently working to formalize its guidelines into a written Code of Ethics, which will be formally adopted and made publicly available in late 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees for professional services provided by KPMG, the Company's independent auditors in each of the last two fiscal periods in each of the following categories are:

                                               Year ended October 31,
                                        2003                            2002

Audit fees                             $156,460                       $ 85,154
Tax fees                                 34,316                        102,691
Non-audit servces                        80,461                              -
-----------------------------------------------------------------------------
Total                                  $271,237                       $187,845


Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS



Period
                              (a) Total              (b)              (c) Total Number of           (d) Maximum Number
                                 Number         Average Price         Shares(or Units)              (or Approximate Dollar
                                of Shares(0r    Paid per Share        Purchased as Partof            Value) of Shares ( or Units)
                                 Units)          (or Units)           Publicly Announced             that May Yet Be Purchased
                               Puchased                               Plans or Programs              Under the Plans or Programs

November 2002                  120,000            $5.35                  749,700                        -0-
11/01/2002 -
11/30/2002
----------------------------------------------------------------------------------------------------------------------------------
Total                          120,000            $5.35                  749,700
----------------------------------------------------------------------------------------------------------------------------------

     The Issuer Bid described above commenced on December 20, 2002 and expired on October 31, 2003. The maximum number of shares authorized pursuant to the Issuer Bid was 305,165.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18. FINANCIAL STATEMENTS

     The financial statements included herein are the following:

     Audited Consolidated Financial Statements as at October 31, 2003.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Reference  is  made  to  the  "Index  to  Financial   Statements   and
Supplemental Information set forth on page __ of this Annual Report.

     (b)

(b)  Exhibits:

31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

     Auditors' Report...........................................................

     Consolidated Balance Sheet as at October 31, 2003 and 2002.................

     Consolidated Statement of Income and Retained Earnings for the Years
      ended  October 31, 2003, 2002 and 2001....................................

     Consolidated Statement of Cash Flows for the Years ended
      October 31, 2003, 2002 and 2001...........................................

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

                             POLYAIR INTER PACK INC.




                             /s/ KEVIN DAY
                             -----------------------------------------
                             Kevin Day, Chief Financial Officer





Dated: April 30, 2004

                        Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                             POLYAIR INTER PACK INC.

                   Years ended October 31, 2003, 2002 and 2001

KPMG

 KPMG LLP
 Chartered Accountants                               Telephone (416) 777-8500
 Suite 3300 Commerce Court West                      Telefax (416) 777-8818
 PO Box 31 Stn Commerce Court  www.kpmg.ca
 Toronto ON M5L 1B2




AUDITORS' REPORT to the shareholders


We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.


[GRAPHIC OMITTED][GRAPHIC OMITTED]

Chartered Accountants



Toronto, Canada

January 9, 2004

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

October 31, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                               $        888          $     2,998
     Accounts receivable, net of allowance for doubtful
       accounts                                                                    24,006               15,840
     Due from joint venture (note 17)                                                 826                  315
     Income taxes receivable                                                          111                  252
     Inventory (note 4)                                                            30,022               10,825
     Prepaid expenses and other                                                     2,175                  605
     Future income tax assets (note 11)                                             1,492                  885
-------------------------------------------------------------------------------------------------------------------
                                                                                   59,520               31,720

Capital assets, net (note 5)                                                       37,790               33,425
Future income tax assets (note 11)                                                  1,369                  519
Intangible and other assets, net (note 6)                                           1,929                1,747

-------------------------------------------------------------------------------------------------------------------
                                                                             $    100,608          $    67,411
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 7)                                              $     13,130          $         -
     Accounts payable                                                              14,195                9,192
     Accrued liabilities                                                           11,598                6,106
     Income taxes payable                                                           2,009                2,942
     Future income tax liabilities (note 11)                                           62                    -
     Current portion of long-term debt (note 8)                                     4,191                3,064
-------------------------------------------------------------------------------------------------------------------
                                                                                   45,185               21,304

Long-term debt (note 8)                                                            15,348               18,846
Other long-term liabilities (note 2)                                                1,324                    -
Convertible note (note 3)                                                           1,229                    -
Future income tax liabilities (note 11)                                             3,633                2,847

Shareholders' equity:
     Convertible note (note 3)                                                      3,938                    -
     Capital stock (note 9)                                                         9,938               10,021
     Retained earnings                                                             18,869               14,614
     Cumulative translation account                                                 1,144                 (221)
-------------------------------------------------------------------------------------------------------------------
                                                                                   33,889               24,414

Commitments and contingencies (notes 12 and 14)

-------------------------------------------------------------------------------------------------------------------
                                                                             $    100,608          $    67,411
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                            Director                                   Director
------------------------------------          ----------------------------------

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
Sales                                                  $      142,776       $     119,510        $     111,624

Cost of sales                                                 110,032              91,158               88,163
-------------------------------------------------------------------------------------------------------------------

Gross profit                                                   32,744              28,352               23,461

Expenses:
     Selling                                                   13,743              10,888               10,226
     General and administrative                                 9,691               8,190                7,564
-------------------------------------------------------------------------------------------------------------------
                                                               23,434              19,078               17,790
-------------------------------------------------------------------------------------------------------------------

Operating profit                                                9,310               9,274                5,671

Interest expense, net (note 8)                                  1,601               1,717                2,599
-------------------------------------------------------------------------------------------------------------------

Income before minority interest                                 7,709               7,557                3,072

Minority interest                                                   6                  13                    3
-------------------------------------------------------------------------------------------------------------------

Income before income taxes                                      7,715               7,570                3,075

Income taxes (recovery) (note 11):
     Current                                                    2,356               3,631                  705
     Future                                                       629                (510)                 705
-------------------------------------------------------------------------------------------------------------------
                                                                2,985               3,121                1,410
-------------------------------------------------------------------------------------------------------------------

Net income                                                      4,730               4,449                1,665

Retained earnings, beginning of year                           14,614              10,191                8,780

Premium on common shares purchased for
   cancellation (note 9)                                         (372)                (26)                (254)

Convertible note charge (note 3)                                 (103)                  -                    -

-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                         $       18,869       $      14,614        $      10,191
-------------------------------------------------------------------------------------------------------------------

Income per share (note 10):
     Basic                                             $         0.76       $        0.72        $        0.27
     Diluted                                                     0.72                0.71                 0.27

-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 10):
     Basic                                                  6,113,022           6,206,311            6,232,052
     Diluted                                                6,453,675           6,288,459            6,232,052

-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Net income                                           $     4,730         $     4,449          $     1,665
     Items which do not involve cash:
         Depreciation and amortization                          5,925               5,995                5,534
         Future income taxes                                      629                (510)                 705
         Minority interest                                         (6)                (13)                  (3)
-------------------------------------------------------------------------------------------------------------------
                                                               11,278               9,921                7,901
     Change in non-cash operating working capital:
         Accounts receivable                                   25,647                 354                  577
         Inventory                                             (2,857)              2,955                 (708)
         Prepaid expenses and other                            (1,086)                168                 (167)
         Accounts payable and accrued liabilities                (708)                289                 (697)
         Income taxes payable                                  (1,154)              3,140                 (196)
-------------------------------------------------------------------------------------------------------------------
                                                               31,120              16,827                6,710

Financing activities:
     Increase in long-term debt                                   585              18,373                    -
     Decrease in long-term debt                                (3,285)            (17,346)              (2,744)
     Increase (decrease) in bank indebtedness                  12,550              (9,710)               2,624
     Common shares repurchased                                   (559)                (63)                (697)
     Stock options exercised                                      104                 125                    -
-------------------------------------------------------------------------------------------------------------------
                                                                9,395              (8,621)                (817)

Investing activities:
     Purchase and deposits on building
       and equipment                                           (8,946)             (5,218)              (5,296)
     Acquisitions (note 2)                                    (32,122)                  -                    -
     Due from joint venture                                      (411)               (313)                   -
     Other                                                       (272)               (474)                (418)
-------------------------------------------------------------------------------------------------------------------
                                                              (41,751)             (6,005)              (5,714)

Effect of foreign currency translation on
   cash balances                                                 (874)               (100)                (384)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               (2,110)              2,101                 (205)

Cash and cash equivalents, beginning of year                    2,998                 897                1,102

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $       888         $     2,998          $       897
-------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                        $     1,428         $     1,480          $     2,151
     Income taxes paid, net of refunds                          4,275                 618                1,070

Non-cash transactions:
     Non-cash consideration paid
       on acquisition (note 2)                                  6,814                   -                    -

-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of U.S. dollars, except per share amounts)

Years ended October 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------


Polyair Inter Pack Inc. (the "Company") manufactures and markets packaging and pool products to distributors located primarily in North America and Europe. The majority of the Company's sales are to customers in the United States from operations in the United States. The Company was incorporated under the Ontario Business Corporations Act.

The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Cantar/Polyair Inc., Cantar/Polyair Corporation, Cantar/Polyair Canada Limited, Performa Corp., C/P International Corp. Inc., Atlantic Pool Products Corp., Atlantic Pool Products Ltd., Faircove Investments Inc., Mabex Universal Corporation and P.S.C. Moulding Corporation (76% owned). The Company accounts for its interest in joint ventures, PXL Cross Linked Foam Corporation ("PXL") (50.1% owned) and Foam in Place Company Limited ("FIPCO") (50.1% owned) (note 17), using the proportionate consolidation method from the date of acquisition. All significant intercompany accounts and transactions have been eliminated on consolidation.


1.   Significant accounting policies:

     The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in note 18, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


     (a) Reporting currency:

          The Company's reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on translation are deferred as a separate component of shareholders' equity.

     (b) Measurement uncertainty:

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The most significant estimates are related to the valuation of accounts receivable and future income taxes. Actual results could differ from those estimates.

     (c) Revenue recognition:

          Revenue from product sales is recognized when product is received by the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is probable, after making appropriate provision for sales returns and credit memos issued.

     (d) Cash and cash equivalents:

          The Company  considers all highly liquid  financial  instruments  with
          maturity  of  three  months  or  less  at   acquisition   to  be  cash
          equivalents.

     (e) Inventory:

          Raw materials are stated at the lower of cost and replacement cost. Finished goods are stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

     (f) Capital assets:

          Capital assets are recorded at cost, including, for major projects, interest capitalized during the construction period. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:

--------------------------------------------------------------------------------

           Building                                                   2 1/2%
           Machinery and equipment                                 10% - 50%
           Furniture and fixtures                                        20%
           Computer equipment                                            33%
           Leasehold improvements                    Over term of lease plus
                                                          first renewal term

--------------------------------------------------------------------------------


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


     (i) Goodwill:


          Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.


          Subsequent to October 2001, goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of the goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of income and retained earnings before extraordinary items and discontinued operations.


     (j) Foreign currency translation:


          Monetary items denominated in foreign currencies are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in foreign currencies are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

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


          Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

     (m) Stock-based compensation plan:

          The Company has a stock-based compensation plan, which is described in note 9.


          Effective November 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. The new recommendations were applied to all stock-based payments granted on or after November 1, 2002. The impact of the adoption was not material to the Company's financial position.

     (n) Income per share:

          Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method or the impact of the conversion of convertible note.

     (o) Recently issued accounting pronouncements:

               (i) Foreign currency translation and hedging relationships:


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

               (ii)Impairment or disposal of long-lived assets:

               In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

               Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standard, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell. The requirements are effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The adoption of this accounting pronouncement had no material impact on the Company.

               (iii) Restructuring charges:


               In March 2003, the CICA's Emerging Issues Committee issued EIC-134, "Accounting for Severance and Termination Benefits", and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities", which establish standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity.


               These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs. This Abstract was effective for termination benefits and exit or disposal activities initiated after March 31, 2003.


               (iv) Asset retirement obligations:


               In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the period in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of the period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Companies are required to adopt Section 3110 for fiscal years beginning on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its consolidated financial statements.

               (v) Variable interest entities:


               In June 2003, the Account Standards Board ("AcSB") issued the new CICA AcG-15, "Consolidated of Variable Interest Entities". This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged. The adoption of this Guideline will not have an impact on its consolidated financial statements.


               (vi) Generally accepted accounting principles:


               In July 2003,  the AcSB  issued two new CICA  Handbook  Sections,
               Section 1100,  "Generally  Accepted Accounting  Principles",  and
               Section 1400, "General Standards of Financial Statement Presentation", which revise and replace Section 1500. Simultaneously, amendments were made to Section 1000, "Financial Statement Concepts". The combined impact of these changes is to describe what constitutes generally accepted accounting principles ("GAAP") in Canada and to provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of GAAP. The changes also clarify what constitutes "fair presentation in accordance with GAAP" and eliminate the ability for an entity to depart from a CICA Handbook Recommendation when following that Recommendation would result in misleading financial statements. Section 1100, Section 1400 and the amendments to Section 1000 must be applied for fiscal years beginning on or after October 1, 2003, with early adoption encouraged. The Company believes that the implementation of those pronouncements will not have a material impact on its consolidated financial statements.

               (vii) Employee future benefits:


               In October 2003, the AcSB approved additional disclosure requirements amending Section 3461, "Employee Future Benefits". The amendments provide clarification on accounting policy and other disclosures that should be made with respect to employee future benefits. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. The adoption of the guideline will not have an impact on its consolidated financial statements.


2.   Acquisitions:


     In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:


       The fair value of assets acquired was:

--------------------------------------------------------------------------------

       Net working capital                                      $    41,506
       Other long-term liabilities                                   (1,324)

--------------------------------------------------------------------------------
       Net assets acquired                                      $    40,182
--------------------------------------------------------------------------------

       Consideration:
           Cash                                                 $    32,122
           Convertible note payable (note 3)                          5,000
           Acquisition accruals                                       3,246
           Due from vendor                                             (186)

--------------------------------------------------------------------------------
                                                                $    40,182
--------------------------------------------------------------------------------

3.   Convertible note:


     As part of the acquisition noted above (note 2), the Company issued a $5,000,000 unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009.


     This note is convertible by the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35


     The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares.


     As the Company is required to make interest payments in cash while the note is outstanding, the discounted present value of future interest payments to maturity is classified as a liability on the balance sheet. As the Company has the unrestricted ability to satisfy payment of the principal amount of the note with equity, the discounted present value of the note at maturity has been classified as equity, including $462,000 of the proceeds allocated to the value of the note holders' conversion option. An amount representing accretion of the equity carrying value to the face amount of the note over its term to maturity, on an after tax basis, is classified as a distribution of equity and as a prior deduction in calculating earnings per common share.


4.   Inventory:

-------------------------------------------------------------------------------------------------------------------
                                                                                      2003                2002
-------------------------------------------------------------------------------------------------------------------
       Raw materials                                                            $   18,247         $     5,492
       Finished goods                                                               11,775               5,333

-------------------------------------------------------------------------------------------------------------------
                                                                                $   30,022         $    10,825
-------------------------------------------------------------------------------------------------------------------


5.     Capital assets:

-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2003                                                        Cost       depreciation               value
-------------------------------------------------------------------------------------------------------------------

       Land                                                 $       132         $        -         $       132
       Building                                                   8,207              1,199               7,008
       Machinery and equipment                                   46,468             21,885              24,583
       Furniture and fixtures                                       833                735                  98
       Computer equipment                                         2,499              1,653                 846
       Leasehold improvements                                     3,071              1,863               1,208
       Construction in progress                                   3,915                  -               3,915

-------------------------------------------------------------------------------------------------------------------
                                                            $    65,125         $   27,335         $    37,790
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2002                                                        Cost       depreciation               value
-------------------------------------------------------------------------------------------------------------------
       Land                                                 $       132         $        -         $       132
       Building                                                   7,914                993               6,921
       Machinery and equipment                                   40,123             16,331              23,792
       Furniture and fixtures                                       713                605                 108
       Computer equipment                                         1,823              1,198                 625
       Leasehold improvements                                     2,382              1,522                 860
       Construction in progress                                     987                  -                 987

-------------------------------------------------------------------------------------------------------------------
                                                            $    54,074         $   20,649         $    33,425
-------------------------------------------------------------------------------------------------------------------

6.   Intangible and other assets:

-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2003                                                        Cost       amortization               value
-------------------------------------------------------------------------------------------------------------------
       Patent, trademarks and licence agreement             $       573      $         340        $        233
       Deferred financing costs                                   1,526                642                 884
       Goodwill                                                   1,084                272                 812

-------------------------------------------------------------------------------------------------------------------
                                                            $     3,183         $    1,254         $     1,929
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       2002                                                        Cost       amortization               value
-------------------------------------------------------------------------------------------------------------------

       Patent, trademarks and licence agreement             $       408         $      187         $       221
       Deferred financing costs                                   1,247                543                 704
       Goodwill                                                   1,063                241                 822

-------------------------------------------------------------------------------------------------------------------
                                                            $     2,718         $      971         $     1,747
-------------------------------------------------------------------------------------------------------------------

7.   Bank indebtedness:


     During 2002, the Company negotiated a replacement borrowing facility with new lenders. This facility was subsequently amended on May 8, 2003 to provide a flexible operating line of credit to meet the seasonal working capital requirements. This new facility provides the Company with a maximum of $60.0 million for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2003 balances, the available line of credit is $25.8 million, up to a maximum of $35.0 million, of which the Company has used $5.7 million to support a letter of credit and has drawn $13.1 million for operating cash. The unused available working capital line of credit is approximately $7.0 million. The Company has term loans of $11.7 million outstanding (2002 - $13.0 million) for capital expenditures, acquisitions and new business opportunities. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.


     Certain of the loans disclosed in note 8 are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
       $22,000,000 credit facility, interest payable
         at U.S. prime plus 0.5% or LIBOR plus 2.75%                          $     6,912                $   -
       $13,000,000 in Canadian dollar equivalent credit
         facility, interest payable at Canadian prime
         plus 0.5% or LIBOR plus 2.75%                                              6,218                    -

-------------------------------------------------------------------------------------------------------------------
                                                                              $    13,130                $   -
-------------------------------------------------------------------------------------------------------------------

8.     Long-term debt:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
       Debenture loan, bearing interest at 6.5% per annum,
         maturing April 1, 2005                                               $     3,000          $     3,500
       Debenture loan, repayable by quarterly sinking fund
         installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S. federally tax-exempt obligations, maturing
         June 1, 2016                                                               2,703                2,792
       Loan, repayable by monthly blended principal and interest
         installments of $20,527, bearing interest at 3%, maturing
         January 2006                                                                 352                  762
       Loan, repayable by monthly blended principal and
         interest installments of $14,075, bearing interest at 3%,
         maturing March 2007                                                          546                  696
       Loan, repayable by monthly blended principal and interest
         installments of $12,903, bearing interest at 3%, maturing
         June 2007                                                                    535                  671
       Debenture loan, repayable by quarterly sinking fund
         installments. The rate of interest is floating, based on the rates prevalent for the highest rated short-term, U.S.
         federally tax-exempt obligations, maturing September 2003                      -                  143
       Note payable, repayable in quarterly blended
         principal and interest installments of $16,942,
         bearing interest at 12%, maturing October 31, 2005                           132                  175
       Term loan, repayable by monthly principal payments
         of $54,762 plus interest at prime plus 0.5%,
         maturing June 2009                                                         1,724                2,107
       Term loan, repayable by monthly principal payments
         of $46,667 plus interest at prime plus 0.5%,
         maturing June 2012                                                         4,852                5,180
       Canadian dollar-denominated term loan of Cdn. $2,222,000,
         repayable by monthly principal installments of $21,400
         (Cdn. $32,679) plus interest at prime plus 1%,
         maturing November 1, 2005                                                  1,685                1,676
       Term loan, repayable by monthly principal payments
         of $57,959 plus interest at 5.07%, maturing
         August 2007 (Wells Fargo)                                                  2,367                2,931
       Term loan, repayable by monthly principal payments
         of $24,075 plus interest at 4.97%, maturing
         September 2007 (Wells Fargo)                                               1,023                1,277
       Term loan (PXL) of Cdn. $818,000, repayable by monthly
         principal payments and interest of (Cdn. $33,932), bearing
         interest at 7.25%, maturing July 2008                                        620                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                   19,539               21,910
-------------------------------------------------------------------------------------------------------------------

       Less current portion                                                         4,191                3,064

-------------------------------------------------------------------------------------------------------------------
                                                                              $    15,348          $    18,846
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Interest expense on long-term debt                  $    1,088         $     1,052          $     1,518
       Other interest expense                                     557                 677                1,091
       Interest income                                            (44)                (12)                 (10)

-------------------------------------------------------------------------------------------------------------------
                                                           $    1,601         $     1,717          $     2,599
-------------------------------------------------------------------------------------------------------------------


       Aggregate maturities on long-term debt are as follows:

-------------------------------------------------------------------------------------------------------------------

       2004                                                                                        $     4,191
       2005                                                                                              5,114
       2006                                                                                              2,804
       2007                                                                                              2,080
       2008                                                                                              1,143
       Thereafter                                                                                        4,207

-------------------------------------------------------------------------------------------------------------------
                                                                                                   $    19,539
-------------------------------------------------------------------------------------------------------------------

9.     Capital stock:


       Authorized:
           598,802 Series A preference shares, non-voting, non-participating, cumulative, redeemable and convertible into an equivalent number of common shares
           Unlimited common shares

       Issued:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                           2002
-------------------------------------------------------------------------------------------------------------------
                                                        Shares         Amount            Shares         Amount
-------------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year                6,223,300    $    10,021         6,215,300    $     9,933
       Shares repurchased for cancellation            (120,000)          (187)          (25,000)           (37)
       Options exercised during year                    23,200            104            33,000            125

-------------------------------------------------------------------------------------------------------------------
       Outstanding, end of year                      6,126,500    $     9,938         6,223,300    $    10,021
-------------------------------------------------------------------------------------------------------------------


     During the year, the Company repurchased for cancellation 120,000 (2002 - 25,000) common shares pursuant to a Normal Course Issuer bid at an average cost of Cdn. $8.29 (2002 - Cdn. $4.04) per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.


     Stock options:


     Options to purchase common shares of the Company vest within 5 to 7 years from the date of grant.

     All options are set to expire 7 to 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 since the inception of the plan and 868,750 remain outstanding and exercisable (2002 - 837,650) at prices ranging from $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options are 3.77 years (2002 - 0.7 years; 2001 - 1.7 years) and 769,264 (2002 - 658,143;
     2001 - 707,443) options were exercisable at $6.00.

-------------------------------------------------------------------------------------------------------------------
                                                         Options               Average exercise price (Cdn. $)
                                           ------------------------------    --------------------------------------
                                               2003       2002       2001        2003        2002         2001
-------------------------------------------------------------------------------------------------------------------
       Outstanding, beginning of year       837,650    871,200    871,900    $   6.00    $   6.00    $    6.00
       Granted                               55,700     16,800     18,900       11.28        6.34         6.00
       Exercised                            (23,200)   (33,000)         -       (6.00)      (6.00)       (6.00)
       Forfeited                             (1,400)   (17,350)   (19,600)      (6.00)      (6.00)       (6.00)

-------------------------------------------------------------------------------------------------------------------
       Outstanding, end of year             868,750    837,650    871,200        6.34        6.00         6.00
-------------------------------------------------------------------------------------------------------------------


     The following table summarizes information about stock options outstanding at October 31, 2003:

-------------------------------------------------------------------------------------------------------------------
                                                   Options outstanding                  Options exercisable
                                                        Weighted
                                                         average        Weighted                      Weighted
                                                       remaining         average                       average
       Range of                            Number    contractual        exercise         Number       exercise
       exercise prices                outstanding   life (years)           price    exercisable          price
-------------------------------------------------------------------------------------------------------------------
       $  6.00                            806,050           3.33        $   6.00        768,264        $  6.00
       $  6.82                              7,000           8.42            6.82          1,000           6.82
       $  9.60                              2,800           9.50            9.60              -           9.60
       $ 10.00                             31,500           9.40           10.00              -          10.00
       $ 12.60                              1,400           9.80           12.60              -          12.60
       $ 13.44                             20,000           9.75           13.44              -          13.44

-------------------------------------------------------------------------------------------------------------------

10.    Income per share:


       The following table sets forth the calculation of basic and diluted income per share:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Numerator:
           Net income                                 $         4,730      $        4,449        $       1,665
           Convertible note charge (note 3)                      (103)                  -                    -

-------------------------------------------------------------------------------------------------------------------
       Income available to
         common shareholders                          $         4,627      $        4,449        $       1,665
-------------------------------------------------------------------------------------------------------------------

       Denominator:
           Weighted average number of
              shares outstanding                            6,113,022           6,206,311            6,232,052
           Effect of dilutive securities:
                Employee stock options                        340,653              82,148                    -

-------------------------------------------------------------------------------------------------------------------
       Weighted average shares - diluted                    6,453,675           6,288,459            6,232,052
-------------------------------------------------------------------------------------------------------------------

       Income per share:
           Basic                                      $          0.76      $         0.72        $        0.27
           Diluted                                               0.72                0.71                 0.27

-------------------------------------------------------------------------------------------------------------------


     As at October 31, 2003, the convertible note had not yet been converted to common shares. The effect of the conversion on income per share, based on weighted average number of shares outstanding of 7,052,477, would result in a decrease of $0.06 per share.

11.    Income taxes:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Current income taxes (recovery):
           U.S. federal                                    $    1,330           $   2,795           $      725
           U.S. state                                             243                 707                  129
           Canada                                                 783                 129                 (149)
-------------------------------------------------------------------------------------------------------------------
                                                                2,356               3,631                  705

       Future income taxes (recovery):
           U.S. federal                                           227                (225)                 331
           U.S. state                                              43                 (56)                  70
           Canada                                                 359                (229)                 304
-------------------------------------------------------------------------------------------------------------------
                                                                  629                (510)                 705

-------------------------------------------------------------------------------------------------------------------
                                                           $    2,985           $   3,121           $    1,410
-------------------------------------------------------------------------------------------------------------------


       The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.6% (2002 - 39.0%; 2001 - 42.4%) to income as described below:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Income tax expense calculated
         using statutory tax rates                         $    2,824           $   2,952           $    1,303
       Non-deductible expenses                                    102                 106                  113
       Manufacturing and processing
         profits deduction (increase)                             (90)                  5                    4
       Foreign earnings subject to different
         tax rates                                                  -                  25                 (115)
       Large Corporations Tax                                      77                  33                   25
       Reduction (increase) in future tax rates                    (1)                 18                    -
       Future tax amounts previously unrecognized                   -                   -                   43
       Reduction in valuation allowance                             -                   -                  (36)
       Other                                                       73                 (18)                  73

-------------------------------------------------------------------------------------------------------------------
                                                           $    2,985           $   3,121           $    1,410
-------------------------------------------------------------------------------------------------------------------

     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

-----------------------------------------------------------------------------------------
                                                           2003                 2002
-----------------------------------------------------------------------------------------
       Current future tax liabilities:
           Investment tax credits                   $       (62)         $         -

       Non-current future tax liabilities:
           Capital assets                                (3,337)              (2,847)
           Current portion of long-term debt               (142)                   -
           Intangible and other assets                     (154)                   -
-----------------------------------------------------------------------------------------
                                                         (3,633)              (2,847)
-----------------------------------------------------------------------------------------
                                                         (3,695)              (2,847)

       Current future tax assets:
           Donations                                         11                   28
           Inventory                                        215                  215
           Accounts receivable                                -                   13
           Corporate minimum tax credit                       -                   18
           Accrued liabilities                            1,266                  611
-----------------------------------------------------------------------------------------
                                                          1,492                  885

       Non-current future tax assets:
           Intangible and other assets                        -                    1
           Non-capital loss carryforwards                   455                  473
           Capital loss carryforwards                        20                   15
           Corporate minimum tax credit                     148                  114
           Other long-term liabilities                      636                    -
           Long-term debt                                   211                    -
-----------------------------------------------------------------------------------------
                                                          1,470                  603
           Valuation allowance                             (101)                 (84)
-----------------------------------------------------------------------------------------
                                                          1,369                  519
-----------------------------------------------------------------------------------------
                                                          2,861                1,404

-----------------------------------------------------------------------------------------
       Net future tax liabilities                   $      (834)         $    (1,443)
-----------------------------------------------------------------------------------------


     The Company has recorded future tax assets of $2,861,000 after a valuation allowance of $101,000 is taken into consideration. In order to fully realize the future income tax assets, the Company need to generate future taxable income of approximately $7,900,000. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

     The Company has non-capital loss carryforwards of $259,000 which will expire beginning in 2006. As well, the Company has capital loss carryforwards of approximately $49,000 for which no future tax asset has been recognized. One of the Company's Canadian subsidiaries has non-capital loss carryforwards of $209,000 which will expire beginning in 2009. Another of the Company's Canadian subsidiaries has Ontario corporate minimum tax credits of approximately $83,000 for which no future tax asset has been recognized.


     One of the Company's U.S. subsidiaries has non-capital loss carryforwards of $959,000 of which approximately $106,000 expires in each year from 2004 to 2012.


12.  Commitments:


     The Company leases office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $2,334,670 (2002 - $2,311,131).


     Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

--------------------------------------------------------------------------------

       2004                                                        $     2,955
       2005                                                              2,958
       2006                                                              2,156
       2007                                                              1,350
       2008                                                              1,124
       Thereafter                                                        5,914

--------------------------------------------------------------------------------
                                                                   $    16,457
--------------------------------------------------------------------------------


13.  Related party transactions:


     The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. Significant related party transactions not disclosed elsewhere include rent of $247,217 (2002 - $207,559), which is recorded at the amount agreed to by the parties. Professional consulting fees of $210,000 (2002 - $163,000) were paid or accrued to a company in which one of the directors has an equity interest.

14.  Contingencies:


     The Company is involved in various legal proceedings normally incident to its business which, in the opinion of management, will not have a material impact upon the financial position of the Company.


15.  Financial instruments:

     The fair values of the Company's financial assets and liabilities approximate their carrying values, based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

     The Company periodically uses derivative financial instruments, including swaps, forward contracts and options to manage its foreign currency exposures. At October 31, 2003, the Company had no outstanding commitments.


16.  Segmented information:

     The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

       By geographic region:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Sales:
           United States                                $     112,925        $    103,340         $     96,410
           Canada                                              27,077              16,170               15,214
           Europe                                               2,774                   -                    -

-------------------------------------------------------------------------------------------------------------------
                                                        $     142,776        $    119,510         $    111,624
-------------------------------------------------------------------------------------------------------------------

       Capital assets and goodwill:
           United States                                $      24,426        $     24,884         $     25,806
           Canada                                              12,441               7,761                7,044
           Corporate                                            1,735               1,602                1,968

-------------------------------------------------------------------------------------------------------------------
                                                        $      38,602        $     34,247         $     34,818
-------------------------------------------------------------------------------------------------------------------

       By operating segment:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Sales:
           Packaging products                           $      89,540        $     85,324         $     80,354
           Pool products                                       53,236              34,186               31,270

-------------------------------------------------------------------------------------------------------------------
                                                        $     142,776        $    119,510         $    111,624
-------------------------------------------------------------------------------------------------------------------

       Depreciation and amortization:
           Packaging products                           $       4,292        $      4,296         $      4,226
           Pool products                                          868                 778                  579
           Corporate                                              765                 921                  729

-------------------------------------------------------------------------------------------------------------------
                                                        $       5,925        $      5,995         $      5,534
-------------------------------------------------------------------------------------------------------------------

       Operating profit:
           Packaging products                           $      10,684        $     10,335         $      7,174
           Pool products                                        3,701               3,758                1,707
           Corporate                                           (5,075)             (4,819)              (3,210)

-------------------------------------------------------------------------------------------------------------------
                                                        $       9,310        $      9,274         $      5,671
-------------------------------------------------------------------------------------------------------------------

       Total assets:
           Packaging products                           $      53,085        $     45,191         $     45,081
           Pool products                                       39,810              15,056               18,414
           Corporate                                            7,713               7,164                5,118

-------------------------------------------------------------------------------------------------------------------
                                                        $     100,608        $     67,411         $     68,613
-------------------------------------------------------------------------------------------------------------------

       Capital expenditures:
           Packaging products                           $       6,947        $      4,385         $      4,212
           Pool products                                        1,447                 460                  660
           Corporate                                              552                 373                  424

-------------------------------------------------------------------------------------------------------------------
                                                        $       8,946        $      5,218         $      5,296
-------------------------------------------------------------------------------------------------------------------

17.  Interest in joint ventures:


     In August 2002, the Company entered into an agreement to establish a joint venture. These consolidated financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. At time, the joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, the Company may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.


     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2003:

------------------------------------------------------------------------------

       Due from joint venture                                   $     826
       Net working capital                                           (107)
       Capital and other assets                                     1,456
       Current portion of long-term debt                             (113)
       Long-term debt                                                (507)

------------------------------------------------------------------------------
       Net assets                                               $   1,555
------------------------------------------------------------------------------


       In September 2003, the Company entered into an agreement to establish another joint venture for the development, production and marketing of packaging systems. As at October 31, 2003, no significant transactions have occurred.


18.  Generally accepted accounting principles in Canada and the United States:


     The consolidated financial statements have been prepared in accordance with gaap in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

18. Generally accepted accounting principles in Canada and the United States (continued):


     The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.


       Balance sheet:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------
       Current assets                                                       $      59,520          $    31,720
       Long-term assets, net                                                       41,088               35,691

-------------------------------------------------------------------------------------------------------------------
                                                                            $     100,608          $    67,411
-------------------------------------------------------------------------------------------------------------------

       Current liabilities (a)                                              $      45,251          $    21,304
       Long-term obligations and other (a)                                         25,472               21,693
       Equity (a)                                                                  29,885               24,414

-------------------------------------------------------------------------------------------------------------------

       Statement of income and comprehensive income:

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
       Net income - Canadian GAAP                          $    4,730         $     4,449          $     1,665
       Interest expense on convertible note (a)                  (110)                  -                    -
       Related tax impact                                          44                   -                    -
-------------------------------------------------------------------------------------------------------------------

       Net income - U.S. GAAP                                   4,664               4,449                1,665

       Other comprehensive gain:
           Foreign currency translation
              adjustments (b)                                   1,335                  78                 (173)

-------------------------------------------------------------------------------------------------------------------
       Comprehensive income - U.S. GAAP                    $    5,999         $     4,527          $     1,492
-------------------------------------------------------------------------------------------------------------------


       Shareholders' equity:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------

       Shareholders' equity based on Canadian GAAP                            $    33,889          $    24,414
       Impact on shareholders' equity of U.S. GAAP
         adjustments - convertible note (a)                                        (3,938)                   -
       Interest expense on convertible note (a)                                       (66)                   -

-------------------------------------------------------------------------------------------------------------------
       Shareholders' equity based on U.S. GAAP                                $    29,885          $    24,414
-------------------------------------------------------------------------------------------------------------------

18. Generally accepted accounting principles in Canada and the United States (continued):


     (a) Convertible note:


          Under Canadian GAAP, the Company recorded a portion of the convertible note as an equity instrument and recorded accretion charges to retained earnings (note 3) with the related interest charges. Under U.S. GAAP, the full amount of convertible debt should be recorded as a long-term liability and amortization of debt issue costs recorded to interest expense. As a result, interest expense, net of tax, would increase by $66,000 for the year ended October 31, 2003.


     (b) Comprehensive income:


          In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in foreign currency translation amounts during the year.


     (c) Stock-based compensation plans:


          United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options issued prior to November 1, 2002 using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma income and income per share information as if the Company had accounted for its employee stock options issued prior to November 1, 2002 under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

-------------------------------------------------------------------------------------------------------------------
                                                            Assumptions
-------------------------------------------------------------------------------------------------------------------
                                                 Risk-free         Weighted
                                 Expected         interest          average          Expected          Vesting
                               volatility             rate       fair value              life           period
-------------------------------------------------------------------------------------------------------------------
                                                                  (Cdn. $ per
                                                                    share)
           Options granted:
                2003                  80%            0.90%        $    9.17                10                5
                2002                  80%            1.70%             3.80                 7                7
                2001                  80%            2.25%             2.70                 7                7

-------------------------------------------------------------------------------------------------------------------

18. Generally accepted accounting principles in Canada and the United States (continued):

-------------------------------------------------------------------------------------------------------------------
                                                                 2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
           Net income - U.S. GAAP                          $    4,664           $   4,449           $    1,665
           Compensation cost                                      184                 125                  246

-------------------------------------------------------------------------------------------------------------------
           Pro forma net income - U.S. GAAP                $    4,480           $   4,324           $    1,419
-------------------------------------------------------------------------------------------------------------------

           Income per share - U.S. GAAP:
                Basic                                      $     0.76           $    0.72           $     0.27
                Diluted                                          0.72                0.71                 0.27
           Pro forma income per share:
                Basic                                            0.73                0.70                 0.23
                Diluted                                          0.69                0.69                 0.23
-------------------------------------------------------------------------------------------------------------------

     (d) Statement of cash flows:


          Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statements of cash flows.


     (e) Interest in joint venture:


          Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 17.


     (f) New United States recent accounting pronouncements:


          In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires variable interest entities, previously referred to as special-purpose entities or off-balance sheet structures, to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's returns or both. The consolidation provisions of FIN 46 are effective for new entities created after January 31, 2003, and are applicable to existing entities as of January 1, 2004. The Company does not expect to be impacted by this standard.

18. Generally accepted accounting principles in Canada and the United States (continued):


     In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. FAS No. 149 is effective as of July 1, 2003. The Company expects the adoption of this standard will not have a material impact on its financial position, results of operations or cash flows.


     In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company's third quarter beginning July 1, 2003. The Company's consolidated financial statements were not impacted by this standard.


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