Form 20-F
period 2004-10-31
POLYAIR INTER PACK INC
filed 2005-05-02
CIK 1049984

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

For the Fiscal year ended:            October 31, 2004
                                 ---------------------------

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

                   330 Humberline Drive Toronto, Ontario M9W 1R5
                     (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

     At April 18, 2005, the Company had outstanding 6,762,150 Common Shares, no par value.

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

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

The financial information of the Company presented below has been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 22 to the audited financial statements, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


                           SUMMARY OF OPERATING DATA - CANADIAN GAAP
                                 (in thousands of U.S. dollars)

                                                                    Year Ended October 31,
                                      --------------------------------------------------------------
                                         2004          2003           2002        2001           2000
Sales                               $   191,656    $   142,776   $   119,510   $   111,624   $   104,964

Earnings before interest, taxes
depreciation and amortization             8,288         15,235        15,269        11,205        11,319

Operating Profit *                        1,057          9,310         9,274         5,671         7,284

Net Income (Loss) before
Extraordinary gain                       (1,005)         4,730         4,449         1,665         3,126

Extraordinary gain, net of taxes            948              -             -             -             -

Net Income (Loss)                           (57)         4,730         4,449         1,665         3,126

Cash provided by
 Operation                                2,451         31,120   $    16,827   $     6,710   $     1,165

Weighted Average Number of Shares
Outstanding
    Basic                             6,130,264      6,113,022     6,206,311     6,232,052     6,571,400
    Diluted                           6,924,460      7,052,477     6,288,459     6,232,052     6,571,400

Net (loss) income per share
    Basic                                ($0.04)         $0.76         $0.72         $0.27         $0.48
    Diluted                              ($0.04)         $0.66         $0.71         $0.27         $0.48

* Operating Profit is not a recognized measure under Canadian and U.S. Generally Accepted Accounting Principles and readers are cautioned that Operating Profit should not be considered as an alternative to net income or loss or cash from operating activities as indicators of the Company's performance or cash flows. The Company's method for calculating Operating Profit may differ from other companies and may not be comparable to measures used by other companies. Operating profit is net income or loss before extraordinary items, net interest expenses and other, non-controlling interest, and income taxes.



SUMMARY OF BALANCE SHEET DATA - CANADIAN GAAP
(in thousands of U.S. dollars)

                                                               As at October 31,
                                    ----------------------------------------------------------------
                                     2004            2003           2002             2001            2000
Working Capital               $ 16,018      $ 14,335       $ 10,416       $(3,871)       $ 6,052

Total Assets                   122,171       100,541         67,411        68,613         68,529

Long term debt
(including current portion)     24,125        19,539         21,910        20,950         23,723

Additions to Plant
and Equipment                   10,064      $  8,946        $ 5,218       $ 5,296       $ 12,491

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding environmental, health, transportation and safety. In addition to these broad business risks the Company has risks that are unique to the sectors it operates in, some of these risks are detailed below.

     1. Weather - Weather is the principal external factor that affects demand for the Company's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for the Company's pool products.

     2. Seasonality. - The pool products business is highly seasonal and in 2004 approximately 60% of this division's net sales were generated in the March to June period. This division typically generates a substantial portion of its operating income in the third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of the Company.

     3. Commodity prices and availability - The Company uses various commodity raw materials in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components. To offset rising input prices, the Company implements periodical price increases. However, such price increases are subject to competitive market pressures. The Company currently has alternate suppliers for its key raw materials, in the event of strong global demand for these materials it is possible that supply in North America could be constrained. The Company has strong relationships with its key suppliers and it has occasionally entered into short terms supply contracts to ensure continued supply.

     4. Foreign exchange risk - The Company's earnings are impacted by a strengthening Canadian dollar. To reduce its short-term exposure to exchange rate fluctuations, the Company has developed a hedging policy for its foreign exchange requirements may be hedged by way of foreign exchange futures or forward contracts. As at January 29, 2005 the Company was committed under future contracts for the following:

o Contracts for the sale of $2 million US dollars at a weighed average price of $1.227 Canadian dollars, maturing June 5, 2005.

o Contracts for the sale of $0.3 million US dollars for a price of $1.245 Canadian dollars, maturing September 5, 2005.


     5. Credit risk - The seasonal nature of the pool products sales requires the Company to establish substantial lines of credit for its customers and to offer extended payment terms. The Company attempts to mitigate its credit risk through the establishment of credit limits and monitoring the creditworthiness of its customers. It also seeks to maintain diversity in its customers and in fiscal 2004 no one customer accounted for more than 10% of consolidated sales.

     6. Equipment supply - In the packaging division, the Company depends on specialized manufacturing equipment. Some of this equipment can take many months to construct and delays in delivery and/or commissioning can put a strain on meeting customer delivery expectations and plant profitability.

     7. Intellectual property - the Company licenses certain trademarks that have defined termination dates. The Company's ability to renew these trademarks depends in part on the willingness of the trademark or brand name owners to enter into extension agreements. The inability to renew or extend such trademark license agreements could result in the inability to market certain products and loss of profitability to the Company.

     8. Environmental Regulation. The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. The operations of the Company that are most impacted by environmental regulation are foam extrusion and the expanded polystyrene (EPS) factories. The Company extrudes foam in two locations in the US and manufactures EPS in one location in Canada. Emissions produced in the process are regulated and the Company has installed equipment to reduce emissions. It also monitors its emission production to ensure that it meets the federal, state and provincial guidelines.

In 2003, the Company purchased the pool and pool product assets from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. Included in these assets was a property in Toronto with trichloroethane (a degreasing solvent) impacted soils. A partial remediation of the property was done in 1995 and 2000. The site has had monitoring wells drilled and there is no evidence of migration of this contamination to adjoining properties. The Company has reserved funds towards remediation and has taken on an insurance policy valid until June 2009 that covers liability for offsite damages and claims for up to $4.1 million. In March 2004, the Company entered into a Put/Call Agreement (see Item 7B Related Party Transactions) that would provide for the sale of the property.

Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

     8. Product Liability. The Company has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, the Company has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper use warnings, but avoidance oflitigation cannot be assured.

     The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.




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

     The address and telephone number of the Company's principal place of business is 330 Humberline Drive Toronto, Ontario M9W 1R5, 416-679-6600.

     Except where the context otherwise requires, all references in this annual report to the "Company" or "Polyair Inter Pack Inc." are to Polyair Inter Pack Inc. and its subsidiaries, after giving effect to the reorganization.

     In 2004, the Company invested $10.1 million primarily for expanding production capacity for some of its packaging product lines, the Airspace equipment program and on leasehold improvements to the Company's new pool products manufacturing facility in Toronto. A total of $6.4 million was invested in the Packaging Division and $3.7 million was invested in the Pool Division. In 2003, $7.3 million was invested in packaging products production equipment and in equipment for the Company's PXL Cross Linked Foam joint venture. Another $1.6 million was invested in the Pool Division. Also in 2003, the Company invested $32.1 million in the acquisition of the Atlantic/Jacuzzi assets. The Company financed part of the purchase price by issuing a convertible note of $5 million.

In the first 3 months of 2005, the Company invested $2.2 million of which $1.7 million was in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for the Airspace equipment. The remaining $0.5 million was invested in the Pool Division. Comparably, in the corresponding period of 2004, $2.7 million was invested of which $1.3 million was invested in the Pool Division in the establishment of the Toronto manufacturing and warehousing facility.

B.       Business overview

     Polyair Inter Pack Inc. manufactures products for the protective packaging and the swimming pool industries. The corporate office of Polyair, located in Toronto, Canada oversees the activities of the two stand-alone divisions: 1) Polyair Packaging that serves the protective packaging sector and 2) Cantar Pool Products that serves the swimming pool sector. The Company employs approximately 1,200 people, including temporary staff, and operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

     In the protective packaging industry, the Company sells its products to distributors and retailers in North America who service a wide variety of end users. In the swimming pool industry the Company serves leading distributors and retailers in Canada and the US and it exports approximately 14% of its products to Europe.

            REVENUES BY INDUSTRY AND GEORGRAPHIC SEGMENTS ($000 USD)


-------------------------------------------------------------------------------
                                     2004               2003          2002
-------------------------------------------------------------------------------
 By industry sector:
     Packaging Products          $ 104,586        $  89,540         $ 85,324
     Pool Products                  87,070           53,236           34,186
-------------------------------------------------------------------------------
                                 $ 191,656        $ 142,776         $119,510
-------------------------------------------------------------------------------
 By geographic region:
     United States               $ 137,968        $ 112,925         $103,340
     Canada                         40,665           27,077           16,170
     Europe                         13,023            2,774                -
-------------------------------------------------------------------------------
                                 $ 191,656        $ 142,776         $119,510
-------------------------------------------------------------------------------


Products

     The Company has two operating Divisions, Polyair Packaging and Cantar Pool Products.

Polyair Packaging Division has the following principal product lines:

     >> Plastic bubble protective packaging. This product is ideal for cushioning, void filling and surface protection. Polyair's trade names include Durabubble, Durakraft, DuraMover and E-Z Seal Pouches.

     >> Plastic foam for surface protection and cushioning. Polyair's trade names include Lamifoam, Lamifilm, Starnet and Starmover.

     >> Plastic and paper mailers. These are used to protect and contain mail and courier packages. Trade names include Ecolite, Xpak, Fastpak and Decolite.

     >> Packaging systems. Polyair's Air Space inflatable pillow packaging system provides on demand air pillows for cushioning and void filling. This technology can be incorporated into conveyor packaging lines.

     >> Insulation materials. Polyair's Flexfoil and Flexotherm insulation products have an aluminum outer surface to reflect heat and are used primarily in the construction industry.

     >> Cross linked Polyethylene. This product is produced through a 50% joint venture and used in the construction, packaging, automotive and consumer product markets.

     >> PSC Moulding Corporation, a 76% owned subsidiary of Polyair produces expanded polystyrene and polypropylene for use in packaging consumer products, automotive components and insulated concrete forms.


Cantar Pool Products Division. Effective November 1, 2004, the Cantar business (previously included under Cantar/Polyair) and the Atlantic/Jacuzzi business have been combined under a new entity, Cantar Pool Products (CPP). This division serves the in-ground and above ground residential pool markets and has three main product groups:

1. Above Ground Pools. Cantar Pool Products manufactures above ground steel pools with a wide range of models and sizes to choose from.

2. Pool Equipment market. The Company manufactures a full line of swimming pool pumps and filters for use in residential in-ground and above ground pools. Trade names owned by the Company include The Magnum Force(TM) Pump, Cygnet II(TM) Pump, Sherlock Filter, Avalanche Filter and the Laser Sand filter. In addition, the Company also produces the pool lights and automated pool electric controls.

3. Pool Accessories. Product lines in this category includes Aqua Cover solar blankets that cover the surface of the pool to conserve heat, safety fencing, safety and non-safety winter covers.


Production
Polyair Packaging Division
This division's manufacturing operations can be divided into the followoing processes:

1. Extrusion operations. The Division produces polyethylene film, polyethylene bubble and polyethylene foam by extrusion. Extrusion is a process where plastic resin pellets are fed into an extruder that then mixes, melts and pumps the molten resin under pressure through a die in a continuous process. Downstream equipment is then used to cool and package the product. Polyair sells the film, foam or plastic bubble produced to its customers or uses the product as a raw material for its secondary conversion operations. Production scrap is repelletized and reused.

2. Materials produced in house by extrusion or that are purchased are put through secondary processes to yield some of Polyair's custom products such as plastic and paper mailers, laminated foam products and insulation materials. In certain facilities, solar blankets, safety covers and liners for the Pool Division are manufactured using extruded bubble and film.


Cantar Pool Products Division

This division produces above ground pools and equipment at its two Canadian facilities. Above ground pools are made from raw rolled and structural steel that is coated and shaped to produce the different styles. The Company outsources some of the functions in the production of above ground pools. Final assembly and quality control functions are done in house. In pool equipment, the Company produces in house and outsources the manufacture of component parts. Final assembly and quality control is done in-house.

Raw Materials

The Company uses a variety of raw materials in its production; the three primary materials it uses are steel, paper and polyethylene resin. Resin is purchased-primarily by the Packaging Division throughout the year to match anticipated sales. The Packaging Division sources most of its raw materials in North America and imports some finished goods from Israel. The Pool Division purchases the majority of its steel from December to March and the purchasing is based on sales forecasted for the year. The Company also imports finished goods and raw materials from the Far East.

Sales and Marketing

The Company retains approximately 95 sales representatives who effectively market the Company's products through retailers and distributors located across North America and export market. Customer service representatives and technical sales support personnel are located at many of the company's facilities to provide sales and other support.

The Company sells its products under registered brand names and it produces a variety of private label products for certain customers. The Company has no long-term contracts for the distribution of its products. In the fiscal year ended October 31, 2004, while no customer accounted for more than 10% of the Company's consolidated revenues, one customer in the pool division did account for approximately 21.7% of this division's revenues.

The Company's warranty policy in respect of its pool products is generally to replace any product that fails within one year of purchase and pro-rated replacement after such date. The Company establishes a warranty provision in its financial statements based on claims it has had on a historical basis.

In the Packaging Division, product returns have not been significant. In the Pool Division the Company experiences a higher rate of returns and at the end of each year it estimates the amount of returns it may receive in future months and establishes a provision for these returns.

Order cancellations in the Packaging Division are not common and returned products can generally be resold. In the Pool Division, above ground pools are often custom manufactured for a particular customer, cancellation of a custom order may result in the inventory having to be reworked and can result in inventory write downs.

Competitive Conditions

In the packaging sector, the Company participates in a large market which is experiencing growth in North America and most international markets. Management believes the industry will experience ongoing consolidation which could provide strategic acquisition opportunities.

The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, and styrene chips. With respect to similar products, the Company's largest competitors are Sealed Air Corporation, with 2004 worldwide revenues of US$3.7 billion, and Pactiv Corporation with 2004 worldwide revenues of US$3.4 billion.

In the pool industry, the Company has different competitors for each of its three product sectors as follows:

     1.   Above Ground Pools. The Company believes that the largest producers in
          this  market  are  Asahi/America,   Wilbar   International,   Doughboy
          Recreational and Ester Williams.

     2. Pool Equipment market. Management believes that the four largest producers in this market are Pentair, Inc. (NYSE listed with revenues of $2.3 billion in 2004), Hayward Industries, Water Pik Technologies, Inc. (NYSE listed with revenues of $251 million for 9 months ended Sep., 2004) and Zodiac Inc. Although some of these companies may have a more complete pool equipment product line, Cantar Pool Products is able to compete by bundling its pool equipment with its other pool products.

     3. Pool Accessories. The principal competitors are Midwest Canvas Corporation and Covertech Fabricating Inc. for solar covers, Loop Loc and Latham Plastics for safety covers. In addition, the Pool Division also competes with smaller, regional producers.


Intellectual Property
The Company owns several patents and with the Atlantic/Jacuzzi asset purchase licensed certain patents and trademarks related to the above ground pools, pumps, filters and pool accessories.

In concluding the Atlantic/Jacuzzi asset acquisition, the Company licensed the use of the Jacuzzi brand name for use in its pool equipment line. This agreement expires on September 2006, the Company is exploring various options to brand name its pool equipment product line.

Seasonality
Demand for protective packaging materials, with the exception of retail products, is fairly evenly spread out through out the year. The state of the economy and competitive activity do, however, affect demand.


Sales of the Pool Division's products are somewhat weather dependent and an early spring particularly in the central and northeastern US, could result in increased demand for the Company's above ground pools. Demand for the Company's pool products could also be influenced by new housing and swimming pool construction, consumer discretionary income and competition. This division's peak sales period is from March to June and the Company builds inventory in advance to support sales in this period. Sales of above ground pools and certain pool accessory products from November to February usually involve extended payment terms with maturities in May to June.

Economic dependence
The Company believes that in the following situations it has some degree of economic dependence:

     >> One customer in the Company's Pool Division accounts for approximately 21.7% of this division's revenues. Loss of this customer could result in unsold inventory and decreased capacity utilization.

     >> The Company is dependent on one supplier for the supply of film for its Air Space program. Disruption of the supply of film could reduce the Packaging Division revenues and result in equipment that may need to be reconfigured to run an alternate supplier's product.

     >> The Company's Pool Division uses the Jacuzzi brand name under license for certain of its equipment product lines. Loss of this license could result in market disruption and result in lower sales of pool equipment.


Maturing Contracts

The Company has no material contracts which are subject to renegotiation during its fiscal year ended October 31, 2005, other than in the ordinary course of business, save and except for the following:

     >> Union contracts for Toronto, New Jersey and Chicago - October 31, 2004, January 31, 2005 and June 6, 2005 respectively. The New Jersey contract has been renewed for an additional three years.

     >> Bank lending agreement original term expires on November 1, 2005. The term is then automatically extended for one year at a time unless the Company or the lenders give notice to their desire not to extend.


Employees
The Company at October 31, 2004 had approximately 1,200 employees, including temporary workers. It has 120 employees in Toronto, 43 in New Jersey and 82 employees in Chicago that are unionized. The collective bargaining agreement relating to the Company's Toronto unionized employees expired in October 2004 and the Company is in negotiations on a new contract. The New Jersey contract, which expires in January 2005, has been renewed for an additional three years. The Chicago contract expires in June 2005.

The Company has a human resources group that is responsible for over seeing health and safety programs, employee recruitment and compensation and administers employee benefit programs. Benefit programs including medical and other benefits are made available to full time employees. Polyair does not have a pension plan but does offer its employees in the US a 401(k) plan. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

C.  Organization Structure

 The Company operates its business in the United States and in Canada through a number of subsidiaries as follows:

Subsidiary Name                     Ownership interest    Place of incorporation
Cantar/Polyair Inc.                        100%               Ontario
PSC Moulding Corporation                    76%               Ontario
Cantar/Polyair Canada Limited              100%               Ontario
Cantar Pool Products Limited               100%               Ontario
Faircove Investments Inc                   100%               Ontario
PXL Crosslinked Foam Corporation          50.1%               Ontario
Mabex Universal Corporation                100%               California
Cantar Pool Products Corporation           100%               Illinois
C/P International Corporation, Inc.        100%               Illinois
Performa Corporation                       100%               Ohio
Cantar/Polyair Corporation                 100%               Ohio


D. Property, plants and equipment.

     The Company's executive offices are located at 330 Humberline Drive Toronto, Ontario M9W 1R5. Sales and marketing of pool division's products in the United States are directed from Youngstown, Ohio.

     The Company has nine leased office and/or  manufacturing  facilities.


     The Leases relating to two of the Toronto facilities, and to the Atlanta facility provide the Company with an option to renew for an additional five-year term.

     In addition, the Company owns its 156,000 square foot facility in Youngstown, Ohio, its 94,000 square foot facility in Bardstown, Kentucky and its 265,000 square foot facility in Toronto, Ontario.

     The Corona, Montreal, Toronto and Youngstown plants manufactures and distributes pool products, except Corona does not manufacture pool products. The Atlanta, Bardstown, Carlstadt, Chicago, Cobourg, Corona, Dallas, and Toronto plants manufactures and/or distributes packaging products.



Environmental Regulation

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. The operations of the Company that are most impacted by environmental regulation are foam extrusion and the expanded polystyrene (EPS) factories. The Company extrudes foam in two locations in the US and manufactures EPS in one location in Canada. Emissions produced in the process are regulated and the Company has installed equipment to reduce emissions. It also monitors its emission production to ensure that it meets the federal, state and provincial guidelines.

In 2003, the Company purchased the pool and pool product assets from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. Included in these assets was a property in Toronto with trichloroethane (a degreasing solvent) impacted soils. A partial remediation of the property was done in 1995 and 2000. The site has had monitoring wells drilled and there is no evidence of migration of this contamination to adjoining properties. The Company has reserved funds towards remediation and has taken on an insurance policy valid until June 2009 that covers liability for offsite damages and claims for up to $4.1 million. In March 2004, the Company entered into a Put/Call Agreement (see Item 7B Related Party Transactions) that would provide for the sale of the property.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

2004 Operating results
Sales by Division

-------------------------------------------------------------------------------------------
(In `000s of USD )      2004        % Sales       2003       % Sales      2002     % Sales
-----------------    --------------------------------------------------------------------
Packaging Division   $ 104,586       55%       $ 89,540        63%       $ 85,324     71%
Pool Division           87,070       45%         53,236        37%         34,186     29%
----------------      --------                  -------                   --------
                     $ 191,656      100%       $142,776       100%       $119,510    100%
                     ==========                 =======                   ========

-----------------------------------------------------------------------------------------

Packaging Division:

In 2004, sales increased by $15 million or 17% from the prior year. Sales of bubble and foam products, the division's two largest product groups grew by 14% year over year. We believe this rate is higher than the overall packaging industry growth rate and represents the Company's expanded market presence. Higher growth rates were experienced in the division's newer product lines-Ecom(TM) mailers, insulated foil and Polyair's proprietary Air Space(TM) film.

In addition to the above mentioned volume growth, the Division announced a price increase which took effect in the fourth quarter. This price increase and a second one, which was announced for November 1, 2004, should help partially offset the higher cost of raw materials that the division experienced during fiscal 2004.

The Packaging Division also increased sales through its joint venture, PXL Cross Linked Technologies Inc. This venture produces cross-linked polyethylene foam for specialized applications using technology contributed by an Israeli joint venture partner.

Pool Division:

The growth in sales in 2004 reflected a full year of sales from the addition of the above ground pools and the pool equipment product lines acquired in the Atlantic/Jacuzzi asset purchase in 2003. This acquisition accounted for an increase of $32 million to the Pool Division sales in 2004 over 2003, compared with a $19 million increase in 2003 over 2002.

Sales of above ground pools, pumps and filters, were below the Company's expectations due to an unseasonably cool spring and summer particularly in the key central and eastern US markets. In-ground pool equipment sales increased as a result of increased marketing efforts that the Company undertook in the US. Sales of pool accessories were $1.4 million lower than during the prior year, partly due to the loss of a key customer who sourced products directly from the Far East.

The following table summarizes the factors contributing to the growth in sales:


         Analysis of growth in fiscal 2004
(In `000s of USD )
                                                       Packaging Division    Pool Division
Revenues in fiscal 2003                                   $89,540               $53,236
Growth from acquisitions/new ventures:
  -Revenue from Atlantic/Jacuzzi acquisition                                     31,977
  -Revenue from PXL joint venture                           1,656
Existing operations:
  -Exchange rate effect                                     1,628                 2,409
  -Price increase effect                                    1,381                     -
  -Organic growth                                          10,381                  (552)
                                                          --------               -------
Revenue for fiscal 2004                                  $104,586               $87,070
                                                          ========               =======


Geographic distribution of revenues

(In `000s of USD)       2004      % Sales      2003      % Sales      2002       % Sales
                      ---------              ---------              ---------
United states         $137,968        72%    $112,925       79%     $103,340         86%
Canada                  40,665        21%      27,077       19%       16,170         14%
Europe                  13,023         7%       2,774        2%            -          0%
                      ---------              ---------              ---------
Total                 $191,656       100%    $142,776      100%     $119,510        100%
                      =========              =========              =========


The increase in sales in Canada is primarily due to the addition of the Atlantic/Jacuzzi equipment and pool sales. These products enjoy a strong market presence in Canada and the Company has targeted the US market where its equipment market share is low as a key market to expand. To this end, the Pool Division increased its sales and marketing personnel and expenditures in 2004 and it expects it should see its equipment sales exceed overall market growth.

Sales outside of North America consist primarily of above ground pools, a product line and customer base the Company acquired as result of the Atlantic/Jacuzzi asset purchase in May 2003. The majority of these export sales occur in the first quarter and fiscal 2004 represents the Company's first full year of sales to these markets.

Gross profit

(In `000s of USD)      2004     % of sales    2003     % of sales     2002    % of sales
                      --------              --------               --------
Gross profit*        $31,889        17%     $32,744        23%      $28,352         24%



* Gross profit is not a recognized measure under Canadian and US Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Gross profit as a percent of sales declined to 17% from 23% in 2003 due to the following factors:

     - Increased cost of raw materials. The Company estimates that Gross Profit was reduced by 2.8% due to the higher cost of plastic resin, steel and other raw materials. In the Packaging Division, polyethylene resin prices increased 16% over the year and selling prices were not increased until the fourth quarter. This increase and a second one announced for November should help offset higher material costs.

     - Freight costs in both divisions rose due to the higher cost of fuel and common carrier fuel surcharges. The Company estimates that higher freight costs reduced overall gross profit by 0.8%.

     - The stronger Canadian dollar resulted in reduced margins for the Company; the Pool Division, which has a higher proportion of its costs (relative to its sales) in Canadian dollars, was affected more. The Company estimates that the stronger Canadian dollar reduced Gross Profit by approximately 1.4% or $2.6 million.

     - Manufacturing labour costs in the Pool Division were higher by approximately $1 million (0.5% reduction in gross profit) during the year due to start-up inefficiency of the new Toronto factory.

     - Sales returns and credits booked in the Pool Division in the fourth quarter of $1.2 million negatively impacted margins by 0.6%.

Management is continuing to focus on improving the efficiency of its business so as to improve the Company's profitability. In the packaging business, the Company is consolidating its Toronto manufacturing facilities. This consolidation started in the first quarter of 2004 and was largely completed in 2004. During the relocation of equipment, manufacturing efficiency suffered as the Company moved into its new production facility. The Company expects that this consolidation should result in lower operating costs in fiscal 2005.

In the Pool Division, the Company undertook to integrate its existing products business with the Atlantic/Jacuzzi business. As part of this integration, a substantial reorganization of manufacturing operations was undertaken and the Company decided to outsource the production of injection-moulded parts. In the fourth quarter it entered into an agreement to sell the injection moulding equipment and signed a three-year parts supply contract. Cash proceeds of $0.6 million and a rebate against future purchases of injection-moulded parts of $0.2 million was received from the sale.

Included in the Company's cost of sales is depreciation of equipment, which amounted to $5.0 million in 2004, $4.5 million in 2003 and $3.9 million in 2002. The higher depreciation expense in 2004 is mainly due to capacity expansions undertaken in late 2003 and during 2004. The Company expects that it has sufficient manufacturing capacity in place to meet its 2005 sales forecasts and most of the 2005 capital expenditures will be oriented to equipment efficiency upgrades, investments in information technology and in the Air Space equipment program.

In fiscal 2005, union agreements that relate to three of the Company's facilities are due for renewal. Management anticipates that these union contracts will be renewed at rates that should not materially differ from the cost of inflation.


Selling, general and administrative expenses

(In `000s of USD)       2004    % of sales      2003    % of sales   2002      % of sales
                      --------                --------              ------
Selling             $ 18,546      10%        $ 13,743       9%     $ 10,888        9%
General and
 administrative       12,286       6%           9,691       7%        8,190        7%
                     --------                --------                -------
                    $ 30,832      16%        $ 23,434      16%     $ 19,078       16%
                     ========                ========                =======


Selling, general and administrative expenses remained consistent as a percentage of sales at 16% in the past 3 years. The $7.4 million increase in selling, general and administrative expenses in 2004 from 2003 resulted primarily from higher costs in the Pool Division. Salaries and other personnel costs increased by $2.2 million as a result of full year of Atlantic/Jacuzzi operations compared to six months in 2003. Advertising and promotion costs in the Pool Division increased by $1.2 million as the Company sought to increase its pool products brands visibility and to expand its market presence.

The stronger Canadian dollar, particularly in the third and fourth quarters, increased selling, general and administration costs by $1.3 million, as a substantial portion of the Company's sales, management and administrative personnel are located in Canada.

Net interest expenses and other, incomes taxes

(in 000's USD)                             2004           2003            2002
                                         -------        -------         -------
     Net interest expenses and other     $2,101         $1,595          $1,704
     Income taxes                           (39)         2,985           3,121


Net interest expenses and other increased by $0.5 million in 2004 over 2003. The increase in interest costs was primarily as a result of a higher level of bank indebtedness in 2004 to finance working capital requirements. This increase was partially offset by a pre-tax gain of $0.6 million relating to the sale of injection moulding equipment.

Income tax expense recovery in 2004 was $39 thousand compared to an expense of $3.0 million in 2003. Current tax recovery in 2004 amounted to $1.4 million compared with current income tax expense of $2.4 million in fiscal 2003. The current tax recovery is a result of decreased profitability in 2004 and the Company's focus on better managing its tax expense.

Net income and earnings per share

(in 000's USD)                                   2004              2003           2002
                                               ----------      ----------       ---------
Net (loss) income before extraordinary gain     ($1,005)           $4,730        $4,449
Extraordinary gain, net of taxes                    948                 -             -
                                               ----------        ----------     ---------
Net (loss) income                                   (57)            4,730         4,449
                                               ----------        ----------     ---------
Convertible note charge                             164)             (103)            -
                                               ==========        ==========     =========

Number of common shares outstanding
                  Basic                       6,130,264         6,113,022     6,206,311
                  Diluted                     6,924,460         7,052,477     6,288,459
Net (loss) income per share
                  Basic                           (0.04)             0.76          0.72
                  Diluted                         (0.04)             0.66          0.71


Net loss before extraordinary gain in 2004 was $1.0 million compared with net income before extraordinary gain of $4.7 million in 2003. The decline in income stemmed from the lower gross profit of $0.9 million, coupled with an increase in selling, general and administrative expenses of $7.4 million.

The extraordinary gain reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

Common shares outstanding increased in 2004 primarily as a result of employees exercising stock options. In 2003, the Company purchased 120,000 common shares for cancellation. The purchase had an accretive impact on the net income per share and improved the return on equity.

Liquidity and capital resources

(In '000s USD)
-----------------------------------------------------------------------------------------
CASH FLOW                                       2004          2003             2002
                                              ---------    -----------      ---------
Cash flow from operations before changes in
 non cash operating working capital            $7,054       $11,278          $9,921
Changes in non-cash working capital            (4,603)       19,842           6,906
                                               ---------    -----------    ---------
Cash flow from operations                       2,451        31,120          16,827
Net acquisitions of capital asset *           (10,064)       (8,946)        (5,218)
                                              ---------    -----------     ---------
Available cash flow**                         ($7,613)       $22,174       $11,609
----------------------------------------------------------------------------------------

* Fiscal 2004 amount includes $0.6 million from sale of injection moulding equipment.

** Available cash flow is not a recognized measure under Canadian and US Generally Accepted Accounting Principles and readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flow may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment.


The Company generated $2.4 million of cash from operations in 2004 compared with $31.1 million in 2003 and $16.8 million in 2002. The Company's lower level of profitability and an increase in inventory of approximately $10 million were the principal reasons for decline in cash from operations. The increase in pool products inventory of $7.5 million was a result of sales that did not materialize due to poor weather in the peak sales season. Packaging inventory values also increased due to the higher cost of resin during the year.

In 2004, the Company invested $10.1 million primarily for expanding production capacity for some of its packaging product lines, the Airspace equipment program and on leasehold improvements to the Company's new pool products manufacturing facility in Toronto. In 2003, $7.3 million was invested in packaging products production equipment and in equipment for the Company's PXL Cross Linked Foam joint venture. Also in 2003, the Company invested $32.1 million in the acquisition of the Atlantic/Jacuzzi current assets. The Company financed part of the purchase price by issuing a convertible note of $5 million.

The Company generated $10 million from financing activities in 2004 compared with $9.4 million in 2003. These cash flows were derived primarily from issuance of long term debt of $8.6 million, as the Company assumed $3.6 million of fixed rate equipment loans and $5 million bank term loan, to finance an expansion of production capacity primarily in the Company's Toronto packaging plant. An increase in the bank indebtedness of $4.3 million, and issuing of $1.6 million of common stock to employees who exercised stock options also contribute to cash flows. Cash in-flows were offset by repayments of long-term debt of $4.5 million.

(In '000s USD)
----------------------------------------------------------------------------
WORKING CAPITAL                              2004         2003         2002
                                        ----------   ----------   ----------
Operating working capital                 $16,018      $14,335      $10,416
Accounts receivable days outstanding           47           51           49
Inventory turnover                            4.4          5.4          7.4
----------------------------------------------------------------------------

In managing its working capital, the Company performs monthly reviews of certain working capital metrics. The Company improved its collection of slow paying accounts in the fourth quarter and expects that it will further reduce the days outstanding on its receivables in the pool segment.

Inventory turnover decreased since fiscal 2002 in part to the higher level of inventory required to support the Pool Division. In 2004, the Company carried a higher than planned inventory level for the last six months of the year as sales were lower than expected. The Company has made increasing its inventory turnover one of its objectives for 2005.


(In '000s USD)
-----------------------------------------------------------------------------------------
CAPITALIZATION                                             2004          2003        2002
                                                          -------      -------     -------
Amount drawn on operating credit facilities               $18,673       $13,130    $     -
Undrawn amount of operating credit facilities
 (excluding amounts used to support letters of credit)     16,327        21,870     25,000
Net increase (decrease) in long term debt                   4,099        (2,700)     1,027
Issuance (redemption) of common shares                      1,585          (455)        62

Net funded debt*                                           43,880        33,898     21,910
Shareholders equity                                       $37,457       $33,889    $24,414
Net funded debt to shareholders equity                        1.2           1.0        0.9
-------------------------------------------------------------------------------------------

* Net funded debt is not a recognized measure under Canadian and US Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portion of the convertible note.

The Company's Pool Division is a seasonal business and it impacts on the Company's cash flows and investment in working capital. Pre-season inventories are purchased and manufactured in the November-March period in order to service customers in the peak months of March-June. As a result, the Company must maintain higher than normal inventory levels in the pre-season months. The Company also gives customers that purchase product in the off-season extended payment terms. These working capital requirements are financed from the Company's revolving bank line.

Bank indebtedness at October 31, 2004 was $18.7 million versus $13.1 million in 2003. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At 2004 year end, the Company's line of credit was reduced by $5.6 million of letters of credit outstanding, $4.9 million of this amount was in support of Industrial Revenue Bonds issued by the Company.

(In 000's USD)
-----------------------------------------------------------------------------------------
Contractual obligations Payments due by Period:
                           -------------------------------------------------------------
                           Total    Less than      1-3 years   4-5 years   After 5 years
                                     1 year
-----------------------------------------------------------------------------------------
Long term debt            $24,125      $5,893      $7,302       $4,721      $6,209
-----------------------------------------------------------------------------------------
Operating leases           14,217       2,907       3,636        2,515       5,159
-----------------------------------------------------------------------------------------
Related party consulting
  fee                         581         155         310          116           -
-----------------------------------------------------------------------------------------
Total contractual
  obligations             $38,923      $8,955     $11,248       $7,352     $11,368
-----------------------------------------------------------------------------------------


In 2005, in addition to its working capital requirements Polyair will require funding to pay for capital expenditures and to service its debt obligations. A portion of this cash is provided by term debt that the Company borrows. At October 31, 2004, the Company had $24.1 million of term debt of which 29% is fixed rate debt. During the year, the Company assumed $3.6 million of fixed rate term debt and it repaid $4.5 million of term debt including $1 million of a 6.5% Industrial Revenue Bond. The balance of this bond, $2 million, is due in April 2005.

In the fourth quarter of 2004, in order to replenish its working capital and to be in a position to fund 2005 capital expenditures and debt repayments, the Company borrowed an additional $5 million under its term facility with its operating lenders. This loan was supported by higher equipment and property collateral values in an appraisal commissioned by the Company's lenders.

In requesting the term loan increase, the Company anticipated that it would require an additional $5 million financing to fund its 2005 working capital requirements. The Company also has available to it lease financing which it will use to finance the acquisition of major equipment purchases in 2005.

The revolving, working capital credit facility limit fluctuates seasonally and is determined periodically based on eligible accounts receivable and inventory. The limit at January 29, 2005 was $35 million and in February the limit increased to $45 million. In January 2005, the Company amended the operating credit agreement to include an additional $5 million working capital line secured on the Company's assets and by a first charge on one of its production facilities. This increase is subject to the maximum credit availability specified in the original banking agreement. The $5 million bears interest at a rate of US prime or LIBOR plus 2.75% at the option of the Company for borrowings in US dollars, and Canadian prime plus 0.5% for borrowings in Canadian dollars. The $5 million amount will decline progressively until July 31, 2005.

With the receipt of the additional $5 million working capital loan the Company expects that it will have sufficient cash resources to meet its 2005 business plan.

Polyair's existing operating loan agreements contain covenants that require the Company to meet leverage and debt service tests. At January 29, 2005, the Company was in compliance with all of its covenants under its existing operating loan facility. With the additional working capital loan, management expects that the Company will continue to remain in compliance with its debt covenants and that it will have sufficient level of financing to operate and grow its business.

Other long-term liabilities, which principally consist of pool products warranty accruals and other expenses incurred on the acquisition of the Atlantic/Jacuzzi assets, declined as charges incurred were offset against the accruals. The convertible note balances increased from the year-end and comparative period in 2003 due to the accretion of equity carrying value of the face amount of the note.

The effect of foreign currency translation on cash and equivalents used up cash of $1.5 million this year compared with $0.9 million in 2003. This was as a result of the significant depreciation of the US dollar relative to the Canadian dollar. In the fourth quarter of 2004 the negative impact on cash balances as a result of foreign currency translation amounted to $0.9 million, comparable to that in the corresponding period of 2003.

Critical accounting estimates

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

The Company believes the following accounting estimates used in the preparation of its consolidated financial statements include significant judgement and are critical to the understanding of results of operations:

Sales returns and allowances
The Company records customer product returns as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations. Higher product returns after the Company's has reported its financial results may cause these estimates to be inadequate and could result in charges to income in future periods.

Customer rebates
The Company pays rebates to certain of its customers when they achieve pre-defined sales targets. The Company accrues for these rebates based on sales achieved and charges these rebates against sales. Estimates of rebates accrued are continually revised to reflect actual rebates earned based on purchase levels. If market conditions were to change, the Company may have to change the terms of its rebate programs. Although such changes would not affect the amounts recorded for sales already made it could lower or raise the Company's gross profits in future periods.

Allowance for Doubtful Accounts
The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the Pool Division's export sales, it does not require collateral or credit insurance. In developing its allowance for doubtful accounts, the Company performs a specific reserve analysis of all large accounts with past due balances. The Company also maintains a general reserve for smaller accounts that are delinquent. The Company writes-off accounts when it has exhausted collection efforts and recovery of amounts owed is unlikely. Such write-offs are charged against the allowance for doubtful accounts, if the account was previously provided for or to the Statement of Income if provision was not made or was insufficient. In 2004, write-offs for delinquent accounts were negligible. In the Pool Division, the Company provides its larger customers with substantial lines of credit and extended payment terms. In the event of the business failure of one of these customers the earnings of the Company would be materially impacted.

Valuation of obsolete inventory
In the Packaging Division, the majority of products are manufactured against orders and inventory on hand is primarily raw materials or finished goods that are awaiting shipment or customer release. A provision for obsolete inventory is established in this division based on materials on hand that are in excess of current usage or where changes in the customer mix makes the inventory less saleable.

In the Pool Division, inventory is built up in the off-season against forecasts by stock keeping units (SKU's) to provide a high level of service to customers in the peak season. For slower moving items or ones with no movement provisions are established to reflect that these products may be not be sold at a profit or may be sold for salvage value.

In evaluating the adequacy of the Company's provision for inventory obsolescence, a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company's provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

Warranty provision
The Company establishes a warranty provision based on claims it has had on a historical basis. In the pool products division the Company does not have a long experience with warranty claims for the Atlantic/Jacuzzi business and the provision for warranty was established based on 2003-4 experience and an analysis of individual product warranties.

Future Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

Recently issued accounting pronouncements
During 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the adoption of which do not have a material impact on its financial position, results of operation, or cash flows. These accounting pronouncements are discussed in Notes 2 and 22(f) of the Consolidated Financial Statements.

Outlook

In its packaging business, the Company is experiencing increased demand for its products. The volatility of resin and other raw material costs continues to be a source of uncertainty in projecting an improvement of the profitability in this business. The Company is committed to seek to offset resin cost increases with selling price increases however the competitive nature of the protective packaging markets does not provide certainty that announced price increases will be realized.

In its Pool Division, the Company has made significant progress in the integration of the Atlantic/Jacuzzi acquisition. Management anticipates increased revenues as a result of growth in demand and the Company's improved capability to meet this demand.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

     The Directors of the Company are as follows:


Name and municipality          Principal occupation              Position with the      Shares     Unexercised
  of residence              (Current and within last five           corporation-        owned *    Options at
                                           years)                    date                           Apr 18, 2005
                                                                     service                       Exercisable/
                                                                     commenced                    Unexercisable
                                                                     (1)
---------------------------- ------------------------------------ -------------------- ---------  ------------
Fred A. Litwin (3), (4)      President of Forum Financial           Chairman of the     1,574,841       Nil
Toronto, Ontario             Corporation                               Board and           (5)
                                                                      Governance
                                                                      Committee,
                                                                    Director since
                                                                         1996
---------------------------- ------------------------------------ -------------------- ------------ ----------
Henry Schnurbach             President and Chief Executive         President & CEO,       101,200      Nil
Toronto, Ontario             Officer of the Company                  Director since        (5)
                                                                            1996
---------------------------- ------------------------------------ -------------------- ------------ ----------
Sidney Greenberg (2)         Vice-President, Astral Media Inc.      Director since         Nil         Nil
Toronto, Ontario                                                         1996
---------------------------- ------------------------------------ -------------------- ------------ ----------
Sol D. Nayman (2)            S.D. Nayman Management Inc.            Director since            100       Nil
Toronto, Ontario             Prior to September 2000, Executive          1996
                             VP of Club Monaco Inc.
---------------------------- ------------------------------------ -------------------- ------------ ----------
Jon Burgman  (2)             Financial consultant                   Chairman Audit         Nil          Nil
Chicago, Illinois            Previously was Director-Portfolio        Committee,
                             Management for Glencoe Capital and     Director since
                             Partner with Tatum CFO Partners.          May 2004
---------------------------- ------------------------------------ -------------------- ------------ ----------
Robert Gerrity               Director of three public companies        Chairman            Nil          Nil
Bellaire, Michigan (3), (4)  and Chairman of Industrial Group,       Compensation
                             Glencoe Capital.                         Committee,
                                                                    Director since
                                                                        May 2004
---------------------------- ------------------------------------ -------------------- ------------ ----------
George Marton                CEO of Global Video                    Director since         Nil          Nil
Chicago, Illinois                                                      May 2004
============================ ==================================== ==================== ============ ==========

* Shares beneficially owned directly or over which control or direction is exercised.

(1) The term of office of each director expires at the Corporation's next annual meeting of shareholders.

(2)  Member of the Audit Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Corporate Governance Committee.

(5) Mr. Litwin directly holds 25,000 common shares of the Corporation, and controls Consolidated Mercantile Incorporated ("CMI") which holds 1,549,841 common shares of the Corporation. Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 383,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

     Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings LP ("Glencoe"), CMI, Henry Schnurbach and Fred Litwin, the parties thereto agreed on certain restrictions on the sale of their shares, the election of four nominees of CMI and three nominees of Glencoe to the Board of Directors of the Corporation and, subject to their fiduciary responsibilities, on matters of corporate governance and operation.

Fred Litwin - Director
Mr. Litwin has been a Director of CMI since 1968. Mr. Litwin is the President and principal shareholder of Forum Financial Corporation, a Toronto based private investment management organization with controlling interests in companies engaged in the packaging, furniture, real estate, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

Henry Schnurbach - Director
Mr. Schnurbach has a Bachelor of Commerce degree from Sir George Williams University and is a Certified Management Accountant in Quebec. Mr. Schnurbach has been a Director of Synergx Systems Incorporated since 1998. Since 1991 Mr. Schnurbach has been the President and Chief Executive Officer of Polyair Inter Pack Inc. an Ontario corporation registered under the Exchange Act and traded on the Toronto and American Stock Exchanges. Director of Strategic Vista Inc. and traded on the Toronto Stock Exchange.


Sol D. Nayman - Director
Mr. Nayman is a principal in S.D. Nayman Management Inc. Mr. Nayman was Executive Vice President of Club Monaco Inc. prior to September 2000.

Sidney Greenberg - Director
Mr. Greenberg is Vice President of Astral Communications Inc., a media production and distribution company.

Jon A. Burgman - Director
Mr. Burgman currently serves as a member of Glencoe Capital, LLC's Investment Committee. From 2002 to 2004, Mr. Burgman served as a Principal of Glencoe Capital, LLC. From 1995 to 2002, Mr. Burgman was a partner with Tatum CFO Partners, LLP. From 1987 to 1995, Mr. Burgman was Chief Financial Officer and Treasurer of Culligan Water Technologies, Inc.

Robert M. Gerrity - Director
Robert Gerrity is a member of the Board of Rimrock Corporation, Federal Signal Corporation, and Standard Motor Products. Mr. Gerrity is also Chairman of Industrial Group, Glencoe Capital. Mr. Gerrity was Vice Chairman of New Holland n.v. from 1991 to 1995. From 1965 to 1991, Mr. Gerrity was with Ford Motor Company in management, engineering, and manufacturing positions that included President and Chief Executive Officer, Ford New Holland; President, Ford of Brazil; Executive Director of Large and Luxury Cars; General Manager, Plastic and Chemical Division; and Chief Engineer, Plastics and Chemicals.

George Marton - Director
George Marton is the CEO of Global Video.


The Senior Management of the Company are as follows:

Name and                Position with the Company              Date service     Shares owned*      Unexercised
municipality of        (Current and within last five years)    commenced                            Options
residence                                                                                      at Apr 18, 2005
                                                                                                 Exercisable/
                                                                                                  Unexercisable
--------------------- ------------------------------------ -------------------- ------------- -----------------
Henry Schnurbach      President & Chief Executive Officer     February 1996     101,200**               Nil

Toronto, Ontario      Polyair Inter Pack Inc.
--------------------- ------------------------------------ -------------------- ------------- -----------------
Alan Castle           President, Sales and Marketing,         June 1997          77,125                 Nil
Toronto, Ontario      Polyair Packaging Division
--------------------- ------------------------------------ -------------------- ------------- -----------------
Lew Coffin            VP Manufacturing,                       December 2004        Nil                20,000
Arlington, Illinois   Polyair Packaging Division.
                        Previously was VP Operations with
                     Block and Company and Stimsonite Corp.
--------------------- ------------------------------------ -------------------- ------------- ----------------
Kevin Day,            Chief Financial Officer, Polyair        April 2000           Nil                7,000
Toronto, Ontario      Packaging Division
--------------------- ------------------------------------ -------------------- ------------- -----------------
Gary Crandall         President,  Sales and Marketing         October 1980         Nil                32,500
Cortland, Ohio        Cantar  Pool Products Division
--------------------- ------------------------------------ -------------------- ------------- ------------------
Roman Pankiw,         Chief Operating Officer,                April 2004           Nil                20,000
Toronto, Ontario      Cantar Pool Products Division
                     Previously was Chief Operating Officer
                         and CFO of Cummins Ontario Inc.
--------------------- ------------------------------------- -------------------- ------------- -----------------
Victor D'Souza        Chief Financial Officer,                June 2004            Nil                20,000
Toronto, Ontario      Polyair Inter Pack Inc.
                     Previously President and CFO, Imperial
                      PlasTech Inc.

* Shares beneficially owned directly or over which control or direction is exercised. ** Refer to Note 5 above.



(b)      Compensation


     The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Corporation's Chief Executive Officer and the Corporation's four most highly compensated officers who earned in excess of Cdn$150,000 during such year, other than the Chief Executive Officer.

All amounts are expressed in US Dollars.

                                                                   Annual Compensation (1) (3)
                                                                --------------- ---------------
                                                                   Salary          Bonus
Name and Principal Position                            Year          ($)             ($)
------------------------------------------------- ------------- --------------- -----------
Henry Schnurbach.................................      2004         366,500            NIL
Chief Executive Officer                                2003         251,011        498,583
Polyair Inter Pack Inc.                                2002         216,546        509,554
------------------------------------------------- ------------- ---------------  ----------
Victor D'Souza (3)...............................      2004          80,900            NIL
Chief Executive Officer                                2003             NIL            NIL
Polyair Inter Pack Inc.                                2002             NIL            NIL
------------------------------------------------- ------------- ---------------  ----------
Alan Castle......................................      2004         270,000         77,900
President, Packaging Sales and Marketing               2003         188,915        214,906
Cantar/Polyair Corp.                                   2002         171,338        215,089
------------------------------------------------- ------------- --------------- -----------
Gary Crandall    ................................      2004         284,900            NIL
President, Pool Sales and Marketing                    2003         241,580        138,323
Cantar/Polyair Corp.                                   2002         199,160        194,805
------------------------------------------------- ------------- --------------- -----------
Roman Pankiw (3).................................      2004          95,490            NIL
Chief Operating Officer                                2003             NIL            NIL
Cantar Pool Products                                   2002             NIL            NIL
------------------------------------------------- ------------- --------------- -----------


(1) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%)of the total of the annual salary and bonus of such Named Executive Officer for the financial year.

(2) While all monetary references in this table are in U.S. dollars, Messrs. Schnurbach, D'Souza, Castle and Pankiw actually receive their compensation in Canadian dollars. The references to their respective compensation in this table reflect the U.S. dollar equivalent thereof based on the currency exchange rate for the applicable fiscal year.

(3) Mr. D'Souza joined the Corporation on June 1, 2004. Mr. Pankiw joined the Corporation on April 6, 2004.


     The Company has a 401K plan for U.S. employees of the Company and contributory retirement savings plant for Canadian employees of the Company. The Company has no defined benefit pension, retirement or similar plans other than mentioned above and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

(C) Board Practices

     All three committees have at least one member who is not an officer or employee of the Corporation or any of its affiliates.

Audit Committee

     In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the Annual Meeting and terms of their remuneration. The Audit Committee has recently adopted an Audit Committee Charter, a copy of the which is attached to the Company's Annual Information Form and is available on SEDAR at www.sedar.com.

In May 2004, Jon Burgman was named Chair of the Audit Committee, he replaced Daniel Tamkin who left the board at the same time. The other members of the Audit Committee who served for the full year were Sidney Greenberg and Sol Nayman. Since May 2004, all members of the Audit Committee are independent Directors.

Relevant Education and Experience
Each member of the Audit Committee is financially literate, in that they have the ability to read and understand financial statements of the breadth and complexity as those of the Company. Collectively, the Audit Committee has the education and business experience to fulfill the responsibilities outlined in the attached Audit Committee Charter. The education and current and past experience that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized below:

Name and professional      Relevant experience
Designation
------------------------- -----------------------------------------------------
Jon Burgman                Chairman Practiced as a CPA in
                           Illinois until 1976, other relevant
                           positions include CFO of Culligan
                           International and the assumption of
                           various interim CFO roles with Tatum CFO
                           Partners.
------------------------- -----------------------------------------------------
Sidney Greenberg           Previous position as Chief
                           Operating Officer of Astral Home
                           Entertainment and current experience as
                           Vice President of Astral Media Inc.
------------------------- -----------------------------------------------------
Sol Nayman                 Previous experience as Vice President and Chief
                           Operating Officer of Club Monaco Inc. and current
                           experience as a consultant with S.D Nayman Management
                           Inc.
------------------------- -----------------------------------------------------

Compensation Committee

     The Corporation has established a Compensation Committee to review the Corporation's overall compensation, corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program. The Compensation Committee reviews on an annual basis the adequacy and form of directors' compensation annually, with a view to ensuring that such compensation realistically reflects the responsibilities and risk involved in being an effective director.

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

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation. In the event that a new director were to be appointed to the board, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Corporation and briefings from senior management and other directors.


D. Employees

    The Company at October 31, 2004 had approximately 1,200 employees, including temporary workers. It has 120 employees in Toronto, 43 in New Jersey and 82 employees in Chicago that are unionized. The collective bargaining agreement relating to the Company's Toronto unionized employees expired in October 2004 and the Company is in negotiations on a new contract. The New Jersey contract, which expires in January 2005, has been renewed for an additional three years. The Chicago contract expires in June 2005.

The Company has a human resources group that is responsible for over seeing health and safety programs, employee recruitment and compensation and administers employee benefit programs. Benefit programs including medical and other benefits are made available to full time employees. Polyair does not have a pension plan but does offer its employees in the US a 401(k) plan. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.



E. Share ownership


         Options to Purchase Securities from Company or Subsidiaries


                                                                                                Value of
                                                                                               Unexercised
                                Securities                         Unexercised Options         in-the-money
                   Date of      Acquired on        Aggregate         at Apr 18, 2005      Options at Apr 18,2005
                   Exercise     Exercise       Value Realized         Exercisable/           Exercisable/
Name                              (#)               ($)CDN         Unexercisable (#)       Unexercisable ($)CDN
---------------------------- ---------------- ------------------- ----------------------- ---------------------
Henry Schnurbach  Oct. 25, 2004  160,000          680,000
                  Apr. 6, 2005   160,000          536,000                NIL/NIL                 NIL/NIL

Alan Castle       Oct. 22, 2004  118,750          504,688                NIL/NIL                 NIL/NIL

Gary Crandall     Apr. 7, 2005   110,000          338,500                32,500/NIL              100,100/NIL



 ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

To the knowledge of the directors and senior officers of the Company, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%)percent of the voting rights attached to any class of outstanding voting securities of the Company at April 18, 2005, are as follows:

                                                                   Percentage of total
                                                  Number of           Common Shares
                                                 Common Shares     Issued and Outstanding
Name of Shareholder                                   Held
---------------------------------------------- ------------------ ---------------------
Glencoe Skydome Holdings, L.P. (1)(2)               1,827,667            27.0%
Fred A. Litwin (2)(3)(4)                            1,574,841            23.3%
Howson Tattersall Investment Counsel Limited          771,300            11.4%
Prides Capital Partners, L.L.C. (5)                   862,100            12.7%


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

(3) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 53.71% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation. Consolidated Mercantile Incorporated holds 1,549,841 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

(4) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 383,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

(5) As part of the Atlantic/Jacuzzi acquisition, the Company issued a $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible by Prides Capital Partners, L.L.C., at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares.



     As at April 18, 2005, to the Company's knowledge, there were approximately 494 holders of Common Shares. Of these, 306 record holders of Common Shares holding an aggregate of 2,249,919 shares, representing approximately 33.3% of the Company's issued and outstanding Common Shares, were resident in the United States.

Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.       Related Party Transactions for Fiscal Year End

     The Company leased one of its production facilities from an affiliated entity controlled by a director and significant shareholder of the Company for $137,000 (2003 - $247,000). Effective March 23, 2004, the Company terminated the lease, which had 2 years remaining, and agreed to pay a termination fee of $182,000 in consideration. The related party sold the building and the Company entered into a 2-year lease with the new owner. The termination fee was charged to cost of sales. These transactions were measured at the amount agreed to by the parties.

         The Company entered into an agreement on July 1, 1999 to pay professional consulting fees to a company which one the Company's directors and significant shareholders has an equity interest. Under this agreement the Company is committed to pay a monthly management fee until July 1, 2008. During 2004 $155,000 (2003 - $210,000) was paid or accrued. This fee was determined by mutual agreement between the parties.

     Effective April 28, 2004 the Company entered into a put/call agreement (the "agreement") with Hawklane Developments Inc. ("Hawklane"), a company affiliated to a director and significant shareholder of the Company that allows for the sale of a property that has industrial contamination. The Company entered into the transaction with a view to divesting itself of a source of potential environmental liability. Under the terms of the agreement Hawklane may require the Company to sell the property to it or the Company may require Hawklane to buy the property for a purchase price of Cdn. $3 million (US $2.5 million) less a minimum credit of US $300,000 as compensation for Hawklane assuming any and all environmental contamination remediation obligations. The purchase price will be paid in cash on closing (which is conditional upon receiving the consent of the Company's secured operating and term lenders who have an interest in the subject property) subject to a 5 year, non-interest bearing vendor take-back mortgage of Cdn. $500,000 (US $400,000), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of US $300,000. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with Hawklane, whereby the Company will lease the property for an initial term of 10 years with a 5-year renewal option. The Company will receive a lease rate of Cdn. $2/sq. ft for the first three years, it will then pay a rate of Cdn. $3.25 sq. ft for the next two years, and thereafter pay the greater of Cdn. $3.75 sq. ft or market rate for the remainder of the lease. The Company will be responsible for all property taxes, maintenance, utility and other operational costs associated with the property. These lease payments have not been included in Note 13 of the consolidated financial statements.

     An independent committee of the board of directors has approved this transaction, based in part on an appraisal of the property dated April 2, 2004 that valued the property at Cdn. $3 million (an estimate recognizing the property's known environmental condition) and the terms of the transaction including the lease back transaction.

     On 22nd September 2004, Hawklane exercised the call on the property. The Company was in negotiations to increase its debt facilities to fund working capital and capital expenditure requirements. The lenders as part of their review of this request undertook appraisals of all of the Company's properties and Phase I environmental reviews. A $5 million term debt facility was approved and the loan was affected on October 31, 2004. In January 2005, the Company amended the operating credit agreement to include an additional $5 million working capital line secured on the Company's assets and by a first charge on this property.


ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.


B.       Significant Changes

None.

Legal Proceedings

         The Company is, from time to time, engaged in litigation with respect to various matters in the ordinary course of business. As at October 31, 2004 the largest matter among these claims is a claim from an injured worker in the US. The Company's insurer is responding to this claim. Management believes that none of the claims being made against the Company, either individually or in the aggregate, will result in a material impact upon the financial position of the Company.

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

                                             Toronto Stock               American Stock
                                                Exchange                    Exchange
                                                  CDN                         USD
                                           High          Low           High          Low

     Annual Information
                             2000          7.00          3.50          5.00          2.25
                             2001          6.25          3.25          3.90          2.19
                             2002          9.66          3.65          6.25          2.26
                             2003         14.26          7.50         10.64          4.86
                             2004         15.10          9.95         11.42          7.50

     Quarterly Information
                January 31   2003         10.35          7.50          6.80          4.86
                  April 30   2003         10.20          9.45          7.00          6.26
                   July 31   2003         13.75          9.25          9.98          6.25
                October 31   2003         14.26         12.45         10.64          8.80
                January 31   2004         15.00         12.80         11.42          9.70
                  April 30   2004         15.10         13.45         11.39         10.25
                   July 31   2004         14.37         11.65         10.65          8.72
                October 31   2004         12.25          9.95          9.25          7.50



       Monthly Information
                October 31   2004         10.50         10.00          8.40          7.85
               November 30   2004         11.50         10.10          9.50          8.54
               December 31   2004         11.55         10.50          9.60          8.52
                January 31   2005         10.94         10.57          8.98          8.41
               February 29   2005         10.72         10.60          8.75          8.50
                  March 31   2005         10.85          9.00          8.85          7.49



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

     During the year the Company amended its loan agreement with its lenders to allow for an additional term loan advance of $5 million. The additional term loan has matures in October 2011 and has the same terms and conditions as the existing term loan.

     The Company is party to a Put/Call agreement (See Item 7B Related Party Transactions) that requires it to sell a property that it currently owns and enter into a 10 year lease.

     Certain of the loans disclosed in Note 9 of the audited financial statements are supported by the Company's bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

D.       Exchange Controls


Not applicable.


E.       Taxation
     The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company's Common Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice. Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian withholding tax at the rate of 25%, unless reduced under an applicable treaty. Under the Canada-United States Income Tax Convention (the "Convention") the rate is generally reduced to 15%. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. The non-resident may be entitled to claim a foreign tax credit in respect of the Canadian tax withheld.

Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend received by them.

Gains derived from the sale of Class B Preference Shares of the Company will be subject to Canadian tax, unless the provision of an applicable treaty apply.

Gains from the sale of Common Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held a "substantial interest" in the Company at any time in the sixty month period preceding the date of disposition. A person is considered to have a "substantial interest" if that person either alone or together with persons with whom the taxpayer did not deal at arm's length owned 25% or more of the issued shares of any class of Company stock.

By virtue of Article XIII of the Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Class B Preference Shares will generally not be subject to Canadian tax on gain from sale of the shares of the Company, provided that the value of the shares is not derived principally from real property situated in Canada.

F.       Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.       Documents on Display

     Upon prior reasonable written request, documents concerning the Company which are referred to herein may be inspected at the Company's offices at 330 Humberline Drive Toronto, Ontario M9W 1R5.

I.       Subsidiary information

See Item 4C Organization Structure.


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in both U.S. dollars (USD) and Canadian dollars (CAD), as indicated in parenthesis:

(in 000's USD)
                                            Expected Maturity Date
                                       2005        2006        2007      2008      2009   Thereafter    Total
Fixed Rate (USD)                     $2,470       $343         $164       $  -    $   -    $    -      $2,977
Average Interest Rate                   5.4%       3.0%         3.0%       0.0%     0.0%      0.0%

Fixed Rate (CAD)                       $825       $886         $951       $979    $ 391      $ -       $4,032
Average Interest Rate                   7.1%       7.1%         7.1%       7.1%     7.2%      0.0%

Variable Rate (USD)                  $2,296     $2,257       $2,096     $1,367   $1,379    $5,599     $14,994
Average Interest Rate                   4.7%       4.6%         4.5%       4.4%     4.3%      4.1%

Variable Rate (CAD)                    $302       $302         $302       $302     $302    $  609     $ 2,119
Average Interest Rate                   5.3%       5.3%         5.3%       5.3%     5.3%      5.3%


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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT


     The Board of Directors has determined that the Company has at least one financial expert, Jon Burgman, serving on the audit committee.


Relevant Education and Experience
Each member of the Audit Committee is financially literate, in that they have the ability to read and understand financial statements of the breadth and complexity as those of the Company. Collectively, the Audit Committee has the education and business experience to fulfill the responsibilities outlined in the attached Audit Committee Charter. The education and current and past experience that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized below:

Name and professional     Relevant experience
Designation
----------------------   -------------------------------------------------------
Jon Burgman               Chairman Practiced as a CPA in
                          Illinois until 1976, other Relevant
                          positions include CFO of Culligan
                          International and the assumption of
                          various interim CFO roles with Tatum CFO
                          Partners.
----------------------   -------------------------------------------------------
Sidney Greenberg          Previously position as Chief
                          Operating Officer of Astral Home
                          Entertainment and current experience as
                          Vice President of Astral Media Inc.
----------------------   -------------------------------------------------------
Sol Nayman                Previous experience as Vice President and Chief
                          Operating Officer of Club Monaco Inc. and current
                          experience as a consultant with S.D Nayman Management
                          Inc.
----------------------   -------------------------------------------------------


ITEM 16B. CODE OF ETHICS

     The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. The Company is presently working to formalize its guidelines into a written Code of Ethics, which it expects to be publicly available in late 2005.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees for professional services provided by KPMG, the Company's independent auditors in each of the last two fiscal periods in each of the following categories are:

External auditor services            Fiscal 2004       Fiscal 2003
                                        Fees              Fees
--------------------------------- ------------------ --------------
Audit Fee                            $ 277,200         $ 129,000
Tax Fee                                 42,300            36,000
All other fees                          22,500           136,500
--------------------------------- ------------------ --------------
Total                                $ 342,000         $ 301,500


Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS



Period
                        (a) Total          (b)             (c) Total Number of      (d) Maximum Number
                        Number         Average Price       Shares(or Units)         (or Approximate Dollar
                       of Shares(0r    Paid per Share      Purchased as Part of     Value) of Shares ( or Units)
                         Units)        (or Units)          Publicly  Announced      that May Yet Be Purchased
                       Purchased                           Plans or Programs        Under the Plans or Programs
November 2002          120,000           $5.35                  749,700                        -0-
11/01/2002                   -               -
11/30/2002
------------------------------------------------------------------------------------------------------------
Total                  120,000            $5.35                 749,700
-------------------------------------------------------------------------------------------------------------

     The Issuer Bid described above commenced on December 20, 2002 and expired on October 31, 2003. The maximum number of shares authorized pursuant to the Issuer Bid was 305,165.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible debt as an equity and recorded accretion charges to retained earnings (Note 4 of the Consolidated Financial Statements). Under U.S. GAAP, the convertible debt should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains/losses, net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holder's conversion option would be considered an embedded derivative, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.

     In 2003, the Company did not reflect the foreign exchange gains related to the convertible note, nor did the Company record the change in fair value of the holder's option. As a result, the Company has retroactively decreased reported United States GAAP income for the year ended October 31, 2003 by $627,000. This restatement has no impact on the Company's financial results and financial position as measured under Canadian GAAP and has no impact on the cash position of the Company. This restatement has no impact on the Company's financial results and financial position as measured under Canadian GAAP and has no impact on the cash position of the Company.

     The financial statements included herein are the following:

     Audited Consolidated Financial Statements as at October 31, 2004.


ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to provide Financial Statements pursuant to Item
17.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Reference is made to the "Index to Financial Statements and Supplemental Information set forth on page __ of this Annual Report.

     (b)

(b) Exhibits:

4.1 ASSET PURCHASE AGREEMENT BY AND AMONG JACUZZI INC. JACUZZI LEISURE PRODUCTS INC. AND POLYAIR INTER PACK INC. MADE AS OF March 29, 2003

4.2  PUT/CALL   AGREEMENT  BETWEEN  FAIRCOVE   INVESTMENTS  INC.,  and  HAWKLANE
     DEVELOPMENTS INC., MADE THE 24TH DAY OF MARCH, 2004

4.3  FIFTH  AMENDMENT  TO AMENDED AND  RESTATED  CREDIT  AGREEMENT  BY AND AMONG
     LASALLE  BUSINESS  CREDIT,   CANTAR/POLYAIR   CANADA  LIMITED,  AN  ONTARIO
     CORPORATION AND CANTAR POOL PRODUCTS LIMITED, DATED AS OF FEBRUARY 1, 2005

4.4 SECOND AMENDMENT TO JUNIOR OPEN-END REAL PROPERTY MORTGAGE, SECURITY AGREEMENT AND ASSIGNMENT OF LEASES AND RENTS BY PERFORMA CORP., AND LASALLE BUSINESS CREDIT, LLC, MADE AS OF OCTOBER 31, 2004

4.5 SECOND AMENDMENT TO JUNIOR LEASEHOLD MORTGAGE, SECURITY AGREEMENT AND FIXTURE FILING BY MABEX UNIVERSAL CORPORATION, AND LASALLE BUSINESS CREDIT, LLC, EFFECTIVE AS OF OCTOBER 31, 2004,

12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER SECTION 302 OF THE SARBANE OXLEY ACT.

12.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER UNDER SECTION 302 OF THE SARBANE OXLEY ACT.

13.1 CERTIFICATION  OF  CHIEF  EXECUTIVE   OFFICER  UNDER  SECTION  906  OF  THE
     SARBANES-OXLEY ACT.

13.2 CERTIFICATION OF FINANCIAL OFFICER UNDER SECTION 906 OF THE SARBANES-OXLEY ACT.

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

     Auditors' Report...........................................................

     Consolidated Balance Sheet as at October 31, 2004 and 2003.................

     Consolidated Statement of Income and Retained Earnings for the Years
      ended  October 31, 2004, 2003 and 2002....................................

     Consolidated Statement of Cash Flows for the Years ended
      October 31, 2004, 2003 and 2002...........................................

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

                             POLYAIR INTER PACK INC.




                               /s/ VICTOR D'SOUZA
                             -----------------------------------------
                             Victor D'Souza, Chief Financial Officer





Dated: May 2, 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The accompanying consolidated financial statements of Polyair Inter Pack Inc. ("Polyair") and all the information in the Management Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Polyair's financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in the Management Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Polyair, in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Polyair's assets are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing Management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through the Audit Committee.

The Audit Committee is appointed by the Board of Directors and its members are outside, unrelated directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the Management Discussion and Analysis, the financial statements and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.







Henry Schnurbach                                        Victor D'Souza

President and Chief Executive Officer                   Chief Financial Officer

AUDITORS' REPORT


To the Board of Directors



We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respect from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

As discussed in note 22, the Company restated the reconciliation of U.S. to Canadian GAAP for the year ended October 31, 2003.


/s/KPMG LLP
Chartered Accountants



Toronto, Canada

January 11, 2005, except
as to note 22 which
is at April 28, 2005

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
October 31

------------------------------------------------------------------------------------------------------------------
                                                                                       2004                  2003
------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash                                                                         $ 2,286              $    888
       Net accounts receivables                                                      25,063                24,006
       Due from joint venture (note 18)                                                 711                   826
       Inventory (note 5)                                                            42,177                30,022
       Prepaid expenses and other                                                     2,649                 2,175
       Income taxes receivable                                                        2,204                   111
       Future income tax (note 12)                                                    1,576                 1,492
       -----------------------------------------------------------------------------------------------------------
                                                                                     76,666                59,520
Property, plant and equipment, net (note 6)                                          42,696                37,790
Future income tax (note 12)                                                           1,280                 1,369
Intangible and other assets, net (note 7)                                             1,529                 1,862

------------------------------------------------------------------------------------------------------------------
                                                                                  $ 122,171              $100,541
==================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
       Bank indebtedness (note 8)                                                  $ 18,673               $13,130
       Accounts payable and accrued liabilities                                      35,146                25,793
       Income taxes payable                                                             936                 2,009
       Future income tax (note 12)                                                        -                    62
       Current portion of long-term debt (note 9)                                     5,893                 4,191
       -----------------------------------------------------------------------------------------------------------
                                                                                     60,648                45,185
Long-term debt (note 9)                                                              18,232                15,348
Other long-term liabilities (note 3)                                                      -                 1,324
Convertible note (note 4)                                                             1,082                 1,229
Future income tax (note 12)                                                           4,854                 3,633
Non-controlling interest                                                               (102)                  (67)

Shareholders' equity:
       Convertible note (note 4)                                                      4,081                 3,938
       Capital stock (note 10)                                                       11,513                 9,938
       Contributed surplus                                                               83                     -
       Retained earnings                                                             18,648                18,869
       Cumulative translation account                                                 3,132                 1,144
       -----------------------------------------------------------------------------------------------------------
                                                                                     37,457                33,889
Commitments and contingencies (notes 13 and 15)

------------------------------------------------------------------------------------------------------------------
                                                                                  $ 122,171              $100,541
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:


Fred A. Litwin                                                 Henry Schnurbach
Chairman of the Board                                          Director & CEO

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31
------------------------------------------------------------------------------------------------------------
                                                                       2004           2003           2002
------------------------------------------------------------------------------------------------------------
Sales                                                             $   191,656    $   142,776    $   119,510
Cost of sales                                                         159,767        110,032         91,158
-----------------------------------------------------------------------------------------------------------

Gross profit                                                           31,889         32,744         28,352
Selling, general and administrative expenses                           30,832         23,434         19,078
Net interest expense and other (notes 6 and 20)                         2,101          1,595          1,704
-----------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                      (1,044)         7,715          7,570

Income taxes (recovery) (note 12):
      Current                                                          (1,435)         2,356          3,631
      Future                                                            1,396            629           (510)
-----------------------------------------------------------------------------------------------------------
                                                                          (39)         2,985          3,121
-----------------------------------------------------------------------------------------------------------
Net (loss) income before extraordinary gain                            (1,005)         4,730          4,449
Extraordinary gain, net of taxes (note 19)                                948
-----------------------------------------------------------------------------------------------------------
Net (loss) income                                                 $       (57)   $     4,730    $     4,449

Retained earnings, beginning of year                              $    18,869    $    14,614    $    10,191
Premium on common shares purchased for
cancellation (note 10)                                                     --           (372)           (26)

Convertible note charge (note 4)                                         (164)          (103)            --
-----------------------------------------------------------------------------------------------------------

Retained earnings, end of year                                    $    18,648    $    18,869    $    14,614
===========================================================================================================

Net (loss) income before extraordinary gain per share (note 11)
            Basic                                                 $     (0.19)   $      0.76    $      0.72
            Diluted                                               $     (0.19)   $      0.66    $      0.71

-----------------------------------------------------------------------------------------------------------
Net (loss) income per share (note 11)
            Basic                                                 $     (0.04)   $      0.76    $      0.72
            Diluted                                               $     (0.04)   $      0.66    $      0.71

-----------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 11)
            Basic                                                   6,130,264      6,113,022      6,206,311
            Diluted                                                 6,924,460      7,052,477      6,288,459
===========================================================================================================

The accompanying notes are an intergral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31
------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004            2003                 2002
------------------------------------------------------------------------------------------------------------------------------
Operating activities:
           Net (loss) income                                                        $ (57)          $  4,730          $  4,449
           Items which do not involve cash:
                           Depreciation and amortization                            7,231              5,925             5,995
                           Gain on sale of equipment                                 (616)                 -                 -
                           Extraordinary items                                       (948)                 -                 -
                           Stock based compensation                                    83                  -                 -
                           Future income taxes                                      1,396                629              (510)
                           Non-controlling interest                                   (35)                (6)              (13)
           --------------------------------------------------------------------------------------------------------------------
                                                                                    7,054             11,278             9,921
           Change in non-cash operating working capital:
                           Accounts receivable                                       (256)            25,647               354
                           Inventory                                               (9,504)            (2,857)            2,955
                           Prepaid expenses and other                                (343)            (1,086)              168
                           Accounts payable and accrual liabilities                 8,523               (708)              289
                           Income taxes payable/receivable                         (3,023)            (1,154)            3,140
           --------------------------------------------------------------------------------------------------------------------
                                                                                    2,451             31,120            16,827
Investing activities
           Purchase and deposits on building and equipment                        (10,064)            (8,946)           (5,218)
           Proceeds from sale of equipment                                            616                  -                 -
           Acquisitions (note 3)                                                        -            (32,122)                -
           Due to (from) joint venture                                                168               (411)             (313)
           Other                                                                     (241)              (272)             (474)
           --------------------------------------------------------------------------------------------------------------------
                                                                                   (9,521)           (41,751)           (6,005)
Financing activities:
           Increase in long-term debt                                               8,620                585            18,373
           Repayment of long-term debt                                             (4,521)            (3,285)          (17,346)
           Increase (decrease) in bank indebtedness                                 4,269             12,550            (9,710)
           Common shares repurchased                                                    -               (559)              (63)
           Stock options exercised                                                  1,585                104               125
           --------------------------------------------------------------------------------------------------------------------
                                                                                    9,953              9,395            (8,621)

Effect of currency translation on cash balances                                    (1,485)              (874)             (100)
-------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                         1,398             (2,110)            2,101
Cash, beginning of year                                                               888              2,998               897

-------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                 $ 2,286           $    888          $  2,998
-------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
           Interest paid                                                          $ 2,581           $  1,428          $  1,480
           Net income taxes paid                                                  $ 1,334           $  4,275          $    618

Non-cash transactions:
           Non-cash consideration paid on acquisition (note 3)                    $     -           $  6,814          $      -

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1. Nature of the business:

       Polyair Inter Pack Inc. (the "Company" or "Polyair") is a public company whose shares are traded on the Toronto and American Stock Exchanges. The Company manufactures and markets packaging and pool products.


2.     Significant accounting policies:

       The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada.

       (a) Basis of consolidation:

            The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from the respective date of acquisition. The accounts also include the Company's proportionate share of assets and liabilities of PXL Cross Linked Foam Corporation (50.1% owned) (note 18).

       (b) Reporting currency and foreign currency translation:

            The Company's reporting currency is the U.S. dollar. The US dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations.

            Monetary items denominated in foreign currencies, such as cash and accounts receivable, are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates. Non-monetary items denominated in foreign currencies, such as property, plant and equipment and long-term debt, are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in foreign currencies are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses arising from such translations are included in income.

            The Company's Canadian operations are then translated into US dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenues and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on this translation are deferred as a separate component of shareholders' equity.



2. Significant accounting policies (continued)

        (c) Revenue recognition:

            Revenue from product sales is recognized when product is shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

       (d)  Inventory:

            Raw materials are stated at the lower of cost and replacement cost. Finished goods are stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

       (e) Property, plant and equipment:

            Property, plant and equipment are recorded at cost. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:


--------------------------------------------------------------------------------

        Building                                                        2-1/2%
        Machinery, equipment, furniture and fixtures                 10% - 50%
        Computer equipment                                                 33%
        Leasehold improvements                         Over term of lease plus
                                                            first renewal term

--------------------------------------------------------------------------------


        (f) Intangible and other assets:

            Patent, trademarks and license agreement are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives (11 years) of the intangible assets using the straight-line method.

            Subsequent to October 2001, goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of the goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of income and retained earnings.

            Deferred financing costs are amortized over the term of the related financing and will become fully amortized in fiscal 2005.


2. Significant accounting policies (continued):

       (g) Financial instruments:

            The Company, in the normal course of business, periodically enters into future foreign currency exchange contracts, to manage foreign currency exposures. Gains and losses on the maturity of the Company's forward contracts, which were designated as hedges of anticipated future purchases or sales, are recorded as an adjustment to the related purchase or sale.

       (h) Income taxes:

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

        (i) Stock-based compensation plan:

            The Company has a stock-based compensation plan, which is described in note 10.

           Effective November 1, 2002, the Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.

       (j) (Loss) income per share:

            Basic (loss) income per share is computed using the weighted average number of common shares outstanding during the year. Diluted (loss) income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and the conversion of convertible note.

2. Significant accounting policies (continued):

        (k) Use of estimates:

           The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

            The Company maintains a provision for obsolete inventory. In evaluating the adequacy of the Company's provision for inventory obsolescence a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company's provision for inventory obsolescence may require adjustment as these factors change.

            The Company establishes a warranty provision based on claims it has had on a historical basis. In the pool division, the company does not have a long experience with warranty claims for the Atlantic/Jacuzzi products as they were acquired in 2003. The warranty provision related to these products was therefore established based on 2003-4 experience and an analysis of individual product warranties. As a result, actual warranty claims may differ from the estimated provision.

            The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it typically does not require collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

        (l) Recently issued accounting pronouncements: (i) Asset retirement obligations:

                    In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations." This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company's 2005 fiscal year, with early adoption encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

2. Significant accounting policies (continued): (ii) Consolidation of variable interest entities:

                    In June 2003, the CICA approved Accounting Guideline No. 15, "Consolidation of Variable Interest Entities," which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity"). This guideline is effective for the Company's 2005 second quarter. Early adoption is encouraged. The adoption of this standard will have no material impact on its financial position, results of operations or cash flows.
(iii) Liabilities and equity:

                    In November 2003, the CICA approved amendments to Handbook
                    Section 3860, "Financial Instruments--Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

                    The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


3.     Acquisition:

       In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. (Atlantic/Jacuzzi acquisition) at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method.

       The purchase cost was allocated to the fair value of the net assets acquired as follows:
 Accounts receivable                                           $ 33,043
Inventory                                                        14,680
Accounts payable and accrued liabilities                         (6,217)
Other long-term liabilities                                      (1,324)

-------------------------------------------------------------------------
                                                               $ 40,182
-------------------------------------------------------------------------

Consideration:
      Cash                                                     $ 32,122
      Convertible note (note 4)                                   5,000
      Acquisition accruals                                        3,246
      Due from vendor                                              (186)

-------------------------------------------------------------------------
                                                               $ 40,182
-------------------------------------------------------------------------

4.     Convertible note:

       As part of the Atlantic/Jacuzzi acquisition noted above (note 3), the Company issued a $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible by the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares.


       As the Company is required to make interest payments in cash while the note is outstanding, the discounted present value of future interest payments to maturity is classified as a liability on the balance sheet. As the Company has the unrestricted ability to satisfy payment of the principal amount of the note with equity, the discounted present value of the note at maturity has been classified as equity, including $462 of the proceeds allocated to the value of the note holders' conversion option. An amount representing accretion of the equity carrying value to the face amount of the note over its term to maturity, on an after tax basis, is classified as a reduction of equity and as a prior deduction in calculating earnings per common share.


5.     Inventory:

                                               2004                 2003
                     ----------------------------------------------------

                     Raw materials         $ 29,839             $ 18,247
                     Finished goods          12,338               11,775

                     ----------------------------------------------------
                                           $ 42,177             $ 30,022



6. Property, plant and equipment:

-----------------------------------------------------------------------------------------------------------
       2004                                                Cost                Accumulated         Net book
                                                                               depreciation          value
------------------------------------------------------------------------------------------------------------
Land                                                    $   132                 $     -             $   132
Building                                                  8,226                   1,407               6,819
Machinery, equipment, furniture & fixtures               56,860                  28,836              28,024
Computer equipment                                        3,033                   2,403                 630
Leasehold improvements                                    5,839                   2,621               3,218
Construction in progress                                  3,873                       -               3,873
                                                    --------------------------------------------------------
                                                        $77,963                 $35,267             $42,696
                                                    ========================================================


       2003                                                Cost                Accumulated         Net book
                                                                               depreciation          value
------------------------------------------------------------------------------------------------------------

Land                                                    $   132                 $     -             $   132
Building                                                  8,207                   1,199               7,008
Machinery, equipment, furniture and fixtures             47,301                  22,620              24,681
Computer equipment                                        2,499                   1,653                 846
Leasehold improvements                                    3,071                   1,863               1,208
Construction in progress                                  3,915                       -               3,915
                                                    --------------------------------------------------------
                                                        $65,125                 $27,335             $37,790
                                                    ========================================================


       During 2004, the Company sold the injection moulding equipment of it's Atlantic Pool Products subsidiary and recorded a gain of $616 (after tax gain of $370). The gain is included in Net interest expense and other (note 20).

7.     Intangible and other assets:

2004                                                       Cost                Accumulated          Net book
                                                                               amortization          value
-----------------------------------------------------------------------------------------------------------
Patent, trademarks and license agreements               $   498                 $   371             $   127
Deferred financing costs                                  1,696                   1,200             $   496
Goodwill                                                  1,199                     293             $   906
                                                      -----------------------------------------------------
                                                        $ 3,393                 $ 1,864             $ 1,529
                                                      =====================================================






7.     Intangible and other assets (continued):

      2003                                                 Cost                Accumulated          Net book
                                                                               amortization          value
------------------------------------------------------------------------------------------------------------
Patent, trademarks and license agreements               $   573                 $   340             $   233
Deferred financing costs                                  1,526                     642                 884
Goodwill                                                  1,017                     272                 745
                                                       -----------------------------------------------------
                                                        $ 3,116                 $ 1,254             $ 1,862
                                                       =====================================================


8.     Bank indebtedness:

       Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital with availability determined periodically based on eligible accounts receivable and inventory. Based on October 31, 2004 balances, the available credit facility is $35 million, of which the Company has used $5.6 million to support a letters of credit and has drawn $18.7 million for operating cash. The unused available credit facility is approximately $10.7 million. The un-drawn portion of the credit facility is subject to a fee of 0.375% per annum.

       The working capital credit facility is secured by substantially all the assets of the Company and contains various restrictive covenants relating to, among other things, minimum levels of tangible net worth, debt service, limitations on additional indebtedness and on capital expenditures.

                                                                2004            2003
       -------------------------------------------------------------------------
       US dollar working capital credit facility, interest
       payable at U.S. prime plus 0.5% or LIBOR plus
       2.75% at the option of the company.                    $ 2,591         $ 6,912
       Canadian dollar working capital credit facility,
       interest payable at Canadian prime plus 0.5%.           16,082           6,218
                                                            --------------------------
                                                              $ 18,673        $ 13,130
                                                            ==========================



9. Long-term debt:

--------------------------------------------------------------------------------------------------------------------
                                                                                               2004           2003
--------------------------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2009.                                                                $ 4,031          $ 620

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1%, maturing on
October 2011.                                                                                  2,122          1,685

US dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR. Maturing at various dates ranging from
February 2009 to July 2009.                                                                    2,558          3,390

US dollar bank loans repayble by monthly principal payments, bearing interest at
U.S. prime plus 0.5%, or LIBOR plus 3% at the option of the Company,
maturing at various dates ranging from October 2011 to May 2014.                               9,801          6,576

US dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various
dates ranging from November 2005 to May 2007.                                                  1,055          1,565

US dollar Industrial Revenue Bonds repayable in fixed annual payments,
bearing interest at 6.5% per annum, maturing April 1, 2005.                                    2,000          3,000

US dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations,
maturing June 1, 2016.                                                                         2,558          2,703

--------------------------------------------------------------------------------------------------------------------
                                                                                              24,125         19,539

Less: current portion                                                                          5,893          4,191

--------------------------------------------------------------------------------------------------------------------
                                                                                            $ 18,232       $ 15,348
====================================================================================================================



       Aggregate repayments of long-term debt are as follows:
       ------------------------------------------------------------------
            2005                                                 $ 5,893
            2006                                                   3,788
            2007                                                   3,514
            2008                                                   2,648
            2009                                                   2,073
            Thereafter                                             6,209
       -------------------------------------------------------------------
                                                                 $ 24,125
       ===================================================================


       The bank loans are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth, debt service, limitations on additional indebtedness and on capital expenditures. The Industrial Revenue Bonds are secured by specific land and buildings and supported by a letter of credit. Equipment loans are secured by a first charge on specific equipment.



10.    Capital stock:

       Authorized:

           598,802 Series A preference shares,
              non-voting, cumulative, bearing dividend at an annual rate of $0.501 per share, redeemable and convertible into an equivalent number of common shares

           Unlimited common shares

       Issued common shares:

                                                           2004                                2003
---------------------------------------------------------------------------------------------------------------
                                              Shares               Amount            Shares             Amount
---------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 6,126,500          $ 9,928           6,223,300         $ 10,021
Shares repurchased for cancellation                    -                -            (120,000)            (187)
Options exercised during year                    321,850            1,585              23,200              104

---------------------------------------------------------------------------------------------------------------
Outstanding, end of year                       6,448,350          $11,513           6,126,500         $  9,938
---------------------------------------------------------------------------------------------------------------



       In 2004, the Company did not repurchase any common shares for cancellation. In 2003, 120,000 common shares were repurchased for cancellation pursuant to a Normal Course Issuer bid at an average cost of Cdn. $8.29 per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.


       Stock options:
       All options are set to expire 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 since the inception of the plan and 542,700 remain outstanding (2003 - 868,750) at prices ranging from Cdn. $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options was 3.24 years (2003 - 3.77 years; 2002 - 0.70 years) and 472,594 (2003 - 769,264;
       2002 - 658,143) options were exercisable at prices ranging from Cdn. $6.00 to $13.44 per share.

       Effective November 1, 2002, the Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.


10.    Capital stock (continued):

                                                         Options                         Average exercised price ($Cdn.)
                                            ------------------------------------        ---------------------------------
                                             2004          2003          2002            2004         2003        2002
-----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              868,750       837,650      871,200         $ 6.34       $ 6.00      $ 6.00
Granted                                           -        55,700       16,800              -        11.28        6.34
Exercised                                  (321,850)      (23,200)     (33,000)         (6.00)       (6.00)      (6.00)
Forfeited                                    (4,200)       (1,400)     (17,350)         (8.66)       (6.00)      (6.00)

-----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                    542,700       868,750      837,650         $ 6.54       $ 6.34      $ 6.00
=======================================================================================================================


       The following table summarizes information about stock options outstanding at October 31, 2004:



----------------------------------------------------------------------------------------------------------------------
                                                    Options outstanding                      Options exercisable
                                         -----------------------------------------        ----------------------------
Exercise prices ($Cdn.)                      Number       Weighted         Weighted           Number        Weighted
                                          outstanding     average          average         exercisable       average
                                                         remaining         exercise                         exercise
                                                        contractual     price ($Cdn.)                       price  ($
                                                        life (years)                                         Cdn.)
----------------------------------------------------------------------------------------------------------------------
$6.00                                        482,800        2.48          $  6.00            460,014      $  6.00
$6.82                                          7,000        7.42             6.82              2,000         6.82
$9.60                                          2,800        8.50             9.60                560         9.60
$10.00                                        28,700        8.42            10.00              5,740        10.00
$12.60                                         1,400        8.83            12.60                280        12.60
$13.44                                        20,000        8.75            13.44              4,000        13.44
----------------------------------------------------------------------------------------------------------------------


                                               Assumptions
-----------------------------------------------------------------------------------------------------------
                                           Expected    Risk-free       Weighted    Expected      Vesting
                                          voltaility   interest         average     life         period
                                                         rate        fair value
-----------------------------------------------------------------------------------------------------------
Options granted:
              2004                               No options granted
              2003                            80%       0.90%           9.17          10            5

-----------------------------------------------------------------------------------------------------------


During the year, the Company, using the assumptions in the table above and the Black-Scholes option-pricing model, recognized stock-based compensation expense of $83. This amount was credited to contributed surplus.



11.     (Loss) income per share:

       The following table sets forth the calculation of basic and diluted income per share:

       ---------------------------------------------------------------------------------------------------------------------
                                                                    2004                  2003                  2002
       --------------------------------------------------------------------------------------------------------------
Numerator:
      Net (loss) income, before extraordinary gain              $ (1,005)              $ 4,730               $ 4,449
      Convertible note charge (note 4)                              (164)                 (103)                    -
---------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders before extraordinary gain                  (1,169)                4,627                 4,449
      Extraordinary gain, net of tax                                 948                     -                     -
---------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders                                            $ (221)              $ 4,627               $ 4,449
=====================================================================================================================
Denominator:
      Weighted average number of
          shares outstanding                                   6,130,264             6,113,022             6,206,311
      Effect of dilutive securities:
          Employee stock options                                 195,394               340,653                82,148
          Convertible note                                       598,802               598,802                     -

---------------------------------------------------------------------------------------------------------------------
Weighted average shares - diluted                              6,924,460             7,052,477             6,288,459
=====================================================================================================================

Net   (loss) income per share (based on income before extraordinary gain):
          Basic                                                  $ (0.19)               $ 0.76                $ 0.72
          Diluted                                                $ (0.19)               $ 0.66                $ 0.71

=====================================================================================================================

Net   (loss) income per share (based on income after extraordinary gain):
          Basic                                                  $ (0.04)               $ 0.76                $ 0.72
          Diluted                                                $ (0.04)               $ 0.66                $ 0.71
=====================================================================================================================

12.    Income taxes:

                                                                2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Current income taxes (recovery):
       U.S. federal                                         $ (1,465)                 $ 1,330               $ 2,795
       U.S. state                                                 62                      243                   707
       Canada                                                    (32)                     783                   129
       -------------------------------------------------------------------------------------------------------------
                                                              (1,435)                   2,356                 3,631
Future income taxes (recovery):
       U.S. federal                                            1,262                      227                  (225)
       U.S. state                                                 81                       43                   (56)
       Canada                                                     53                      359                  (229)
       -------------------------------------------------------------------------------------------------------------
                                                               1,396                      629                  (510)

--------------------------------------------------------------------------------------------------------------------
                                                               $ (39)                 $ 2,985               $ 3,121
====================================================================================================================


The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2003 - 36.6%; 2001 - 39.0%) to income as described below:

                                                                2004                    2003                   2002
--------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) calculated
       using statutory tax rates                              $ (377)                 $ 2,824               $ 2,952
Non-taxable amounts                                               35                      102                   106
Manufacturing and processing
       profits deduction (increase)                               15                      (90)                    5
Foreign earnings subject to different
       tax rates                                                 198                        -                    25
Large Corporations Tax                                            85                       77                    33
Reduction (increase) in future tax rates                           -                       (1)                   18
Other                                                              5                       73                   (18)

--------------------------------------------------------------------------------------------------------------------
                                                              $  (39)                 $ 2,985               $ 3,121
====================================================================================================================

       A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:
                                                 2004                  2003
----------------------------------------------------------------------------
Current future tax liabilities:
       Investment tax credits                $      -               $   (62)

Non-current future tax liabilities:
       Capital assets                          (4,428)               (3,337)
       Long-term debt                            (426)                 (142)
       Intangible and other assets                  -                  (154)
       ---------------------------------------------------------------------
                                               (4,854)               (3,633)
       ---------------------------------------------------------------------

Current future tax assets:
       Donations                                   30                    11
       Inventory                                  442                   215
       Accrued liabilities                      1,104                 1,266
       ---------------------------------------------------------------------
                                                1,576                 1,492
Non-current future tax assets:
       Intangible and other assets                 31                     -
       Non-capital loss carryforwards             519                   455
       Capital loss carryforwards                  26                    20
       Corporate minimum tax credit               156                   148
       Other long-term liabilities                  -                   636
       Long-term debt                             657                   211
       ---------------------------------------------------------------------
                                                1,389                 1,470
       Valuation allowance                       (109)                 (101)
       ---------------------------------------------------------------------
                                                1,280                 1,369
       ---------------------------------------------------------------------
                                                2,856                 2,861
----------------------------------------------------------------------------
Net future tax liabilities                   $ (1,998)              $  (834)
============================================================================


       The Company has recorded future tax assets of $2,856 after a valuation allowance of $109 is taken into consideration. In order to fully realize the future income tax assets, the Company needs to generate future taxable income of approximately $7,907. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

       The Company has capital loss carryforwards of approximately $54 for which no future tax asset has been recognized. One of the Company's Canadian subsidiaries has non-capital loss carryforwards of $671, which will expire beginning in 2007. Another of the Company's Canadian subsidiaries has Ontario corporate minimum tax credits of approximately $90 for which no future tax asset has been recognized.


       One of the Company's U.S. subsidiaries has restricted non-capital loss carry forwards of $848 of which approximately $106 becomes available to be utilized each year from 2005 to 2012.

13.    Commitments:

       The Company has office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $2,925 (2003 - $2,335).

       Future minimum rental payments to be made for all non-cancellable operating leases are as follows:


--------------------------------------------------------------------------------
         2005                             $ 2,907
         2006                               2,119
         2007                               1,517
         2008                               1,210
         2009                               1,305
         Thereafter                         5,159
------------------------------------------------------
                                          $ 14,217
------------------------------------------------------


       At October 31, 2004, the Company had commitments of $920 related to the completion of machinery and equipment under construction.


14.    Related party transactions:


       The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. The Company leased one of its production facilities from an entity controlled by a director and significant shareholder of the Company for $137 (2003 - $247). Effective March 23, 2004, the Company terminated the lease, which had 2 years remaining, and agreed to pay a termination fee of $182 in consideration. The related party sold the building and the Company entered into a 2-year lease with the new owner. The termination fee was charged to cost of sales. These transactions were measured at the amount agreed to by the parties.





14. Related party transactions (continued):

       Professional consulting fees of $155 (2003 - $210) were paid or accrued to a company in which one of the directors has an equity interest. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of $155 until July 1, 2008.


       Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company ("the purchaser"). Under the terms of the agreement, at any time on or before March 27, 2005, the purchaser may require the Company to sell a property that has industrial contamination to the purchaser or the Company may require the purchaser to buy the property for a price of Cdn. $3 million (US $2.5 million) less a minimum credit of US $0.3 million as compensation for the purchaser assuming any and all environmental contamination remediation obligations. The purchase price will be paid in cash on closing subject to a 5 year, non-interest bearing vendor take-back mortgage of Cdn. $0.5 million (US $0.4 million), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of U.S. $0.3 million. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a 5-year renewal option, which can be exercised by either party. An independent committee of the board of directors approved this transaction and conveyance of the property is subject to the approval of the Company's operating lenders.


       In September 2004, the purchaser of the property exercised the call on the property. As of the date of the release of these financial statements, the lenders have not granted approval for the conveyance of the property.

15.    Contingencies:

       The Company is involved in various legal proceedings normally incident to its business, which, in the opinion of management, will not have a material impact upon the financial position of the Company.

16.    Financial instruments:

       The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and working capital credit facility. The Company periodically uses derivative financial instruments, including future contracts to manage its foreign currency exposures. At October 31, 2004, the Company had no outstanding commitments.




16.    Financial instruments (continued):

       The fair values of the Company's financial instruments are as follows:


       (a) Short-term financial assets and liabilities:

       Short-term financial assets and liabilities are amounts that are expected to be settled within one year. The carrying amounts in the consolidated balance sheets approximate the fair value because of the short-term nature of these instruments.

       (b) Long-term debt:

       Long-term debt includes term loans and debenture loans that are not expected to be settled within one year. The carrying values of long-term debt approximates fair values as the interest rates charged on this debt approximate market rates for debt with similar terms and conditions.

17.    Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

       By geographic region:


                                                              2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Sales:
       United States                                       $ 137,968                $ 112,925             $ 103,340
       Canada                                                 40,665                   27,077                16,170
       Europe                                                 13,023                    2,774                     -
--------------------------------------------------------------------------------------------------------------------
                                                           $ 191,656                $ 142,776             $ 119,510
====================================================================================================================

Property, plant and equipment and goodwill:
       United States                                        $ 23,345                 $ 24,426              $ 24,884
       Canada                                                 20,257                   14,109                 9,309
--------------------------------------------------------------------------------------------------------------------
                                                            $ 43,602                 $ 38,535              $ 34,193
====================================================================================================================

       By operating segment:

                                                               2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Sales
       Packaging products                                  $ 104,586                 $ 89,540              $ 85,324
       Pool products                                          87,070                   53,236                34,186
--------------------------------------------------------------------------------------------------------------------
                                                           $ 191,656                $ 142,776             $ 119,510
====================================================================================================================

In 2004, pool segment sales include sales of $18,900 to one customer. These sales accounted for 21.7% of the pool segment revenues.

--------------------------------------------------------------------------------------------------------------------

Depreciation and amortization
       Packaging products                                    $ 5,948                  $ 4,772               $ 4,954
       Pool products                                           1,283                    1,153                 1,041
--------------------------------------------------------------------------------------------------------------------
                                                             $ 7,231                  $ 5,925               $ 5,995
====================================================================================================================

Income before net interest expense and other, and income taxes
       Packaging products                                    $ 6,166                  $ 7,501               $ 6,894
       Pool products                                          (5,109)                   1,809                 2,380
--------------------------------------------------------------------------------------------------------------------
                                                             $ 1,057                  $ 9,310               $ 9,274
====================================================================================================================

Non-recurring gains (net of tax)
       Packaging products                                    $     -                  $   $ -               $     -
       Pool products                                           1,318                        -                     -
--------------------------------------------------------------------------------------------------------------------
                                                             $ 1,318                  $     -               $     -
====================================================================================================================


--------------------------------------------------------------------------------------------------------------------
                                                                2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------

Total assets:
       Packaging products                                   $ 67,090                 $ 57,855              $ 50,255
       Pool products                                          55,081                   42,686                17,105
--------------------------------------------------------------------------------------------------------------------
                                                           $ 122,171                $ 100,541              $ 67,360
====================================================================================================================

Capital expenditures:
       Packaging products                                    $ 6,396                  $ 7,293               $ 4,651
       Pool products                                           3,668                    1,653                   567
--------------------------------------------------------------------------------------------------------------------
                                                            $ 10,064                  $ 8,946               $ 5,218
====================================================================================================================



18. Interest in joint ventures:

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


       The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at the end of the year:

                                                          2004          2003
------------------------------------------------------------------------------
Current assets                                          $   847       $   473
Property, plant and equipment and other assets            1,384         1,472
Current liabilities                                        (939)         (590)
Current portion of long-term debt                          (123)         (113)
Long-term debt                                             (426)         (507)
------------------------------------------------------------------------------
Net assets                                              $   743       $   735
------------------------------------------------------------------------------
Revenues                                                $ 2,111       $   480
Expenses                                                  1,991           569
------------------------------------------------------------------------------
Net income                                              $   120       $   (89)
------------------------------------------------------------------------------
Cash flows:
        From operating activities                       $   374       $  (269)
        From investing activities                           (55)       (1,144)
        From financing activities                          (134)        1,372
        Effect on foreign currency translation               11            (5)
------------------------------------------------------------------------------
Net cash flows                                          $   196       $   (46)
------------------------------------------------------------------------------

Due from joint venture                                  $   711       $   826




       In September 2003, the Company entered into an agreement to establish another joint venture for the development, production and marketing of packaging systems. As at October 31, 2004, the joint venture has incurred $450 in research costs. The Company expensed its proportionate share of these costs.





19.    Extraordinary gain:

       The extraordinary gain reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

20. Net interest expense and other:

                                                                   2004                   2003                2002
--------------------------------------------------------------------------------------------------------------------
Interest expense on long-term debt                              $ 1,153                 $ 1,088             $ 1,052
Other interest expense, net                                       1,599                     513                 665
Non-controlling interest                                            (35)                     (6)                (13)
Gain on sale of equipment (non-recurring)                          (616)                      -                   -
--------------------------------------------------------------------------------------------------------------------
Net interest expense and other                                  $ 2,101                 $ 1,595             $ 1,704
--------------------------------------------------------------------------------------------------------------------


21.     Comparative figures:

        The 2003 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2004 Consolidated Financial Statements.

22. Generally accepted accounting principles in Canada and the United States:


       The consolidated financial statements have been prepared in accordance with GAAP in Canada, which differ in certain material respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

       The consolidated balance sheets and statements of income and shareholders' equity presented below include the effect of these principal differences, as described in this note.

22. Generally accepted accounting principles in Canada and the United States (continued):


       Balance sheet:

                                              2004                    2003
----------------------------------------------------------------------------
                                                           (Restated note 22(a))

Current assets                             $ 76,666                $ 59,520
Long-term assets, net                        45,505                  41,021

----------------------------------------------------------------------------
                                          $ 122,171               $ 100,541
----------------------------------------------------------------------------

Current liabilities                        $ 60,860                $ 45,302
Long-term obligations and other (a)          27,798                  26,008
Equity (a)                                   33,513                  29,231

----------------------------------------------------------------------------
                                          $ 122,171               $ 100,541
----------------------------------------------------------------------------


       Statement of income and comprehensive income:

                                                                  2004                     2003                 2002
--------------------------------------------------------------------------------------------------------------------
                                                                               (Restated   note 22 (a))

Net (loss) income  - Canadian GAAP                                (57)                 $ 4,730              $ 4,449
U.S. GAAP adjustments re:
       Convertible note (a)                                     1,068                     (681)                   -
       Related tax impact (a)                                     (34)                     (12)                   -

--------------------------------------------------------------------------------------------------------------------

Net income - U.S. GAAP                                            977                    4,037                4,449

Other comprehensive income:
       Foreign currency translation
           adjustments (b)                                      1,647                    1,235                   78

--------------------------------------------------------------------------------------------------------------------
Comprehensive income                                          $ 2,624                  $ 5,272              $ 4,527
--------------------------------------------------------------------------------------------------------------------

22. Generally accepted accounting principles in Canada and the United States (continued):


       Shareholders' equity:

       ------------------------------------------------------------------------
                                                        2004              2003
-------------------------------------------------------------------------------
                                                                   (Restated
                                                                 note 22 (a))

Shareholders' equity based on Canadian GAAP       $   37,457          $ 33,889
Reclassification of convertible note (a)
                                                     (4,081)           (3,938)
Impact on retained earnings of the U.S. GAAP
       adjustments for convertible note (a)
                                                         608             (590)
Reclassification of CTA (a)
                                                       (471)             (130)

-------------------------------------------------------------------------------
Shareholders' equity based on U.S. GAAP           $   33,513          $ 29,231
-------------------------------------------------------------------------------

       (a) Convertible note and cumulative impact:


           Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible debt as equity and recorded accretion charges to retained earnings (note 4). Under U.S. GAAP, the convertible debt should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains/losses, net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holder's conversion option would be considered an embedded derivative, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.


           In 2003, the Company did not reflect the foreign exchange gains related to the convertible note, nor did the Company record the change in fair value of the holder's option. As a result, the Company has retroactively decreased reported United States GAAP income for the year ended October 31, 2003 by $627.


       (b) Comprehensive income:


           In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in the foreign currency translation amount during the year.

22. Generally accepted accounting principles in Canada and the United States (continued):


       (c) Stock-based compensation plans:


           United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. Effective November 1, 2002 the Company adopted the fair value method of accounting for stock options issued subsequent to that date. The Company has chosen to continue to account for stock options issued prior to November 1, 2002 using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma income and income per share information as if the Company had accounted for its employee stock options issued prior to November 1, 2002 under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:


                Assumptions
--------------------------------------------------------------------------------------------------------------
                                   Expected        Risk-free        Weighted         Expected         Vesting
                                 voltaility         interest         average             life          period
                                                        rate      fair value
--------------------------------------------------------------------------------------------------------------
Options granted:
        2002                            80%            1.70%            3.80                7               5
          -------------------------------------------------------------------------------------------------------



                                       2004          2003                  2002
--------------------------------------------------------------------------------
                                                                      Restated
                                                                     note 22(a))

Net income - U.S. GAAP                $ 977       $ 4,037              $ 4,449
Compensation cost                      (161)         (184)                (125)

--------------------------------------------------------------------------------
Pro forma net income  - U.S. GAAP     $ 816       $ 3,853              $ 4,324
================================================================================

Income per share - U.S. GAAP
       Basic                          $0.16       $  0.66              $  0.72
       Diluted                         0.14          0.57                 0.71
Pro forma income per share
       Basic                           0.13          0.63                 0.70
       Diluted                         0.12          0.55                 0.69

================================================================================

22. Generally accepted accounting principles in Canada and the United States (continued):


       (d) Statement of cash flows:


           Under United States GAAP, the subtotal within cash provided by operating activities would not be permitted in the consolidated statements of cash flows.


       (e) Interest in joint venture:


           Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 18.


       (f) New United States recent accounting pronouncements:


           (i) In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective for the Company commencing with its 2004 fiscal year.


                In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company was not impacted by these standards.


           (ii) In November 2004, FASB issued SFAS No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. In addition, the statement also addresses the allocation of fixed overheads to the costs of conversion, and concludes that it should be based on the normal capacity of production facilities. The requirements of SFAS 151 would not have had an impact on the Company's consolidated financial statements as at October 31, 2004.

22. Generally accepted accounting principles in Canada and the United States (continued):


           (iii) In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to Accounting Principles Board ("APB") Opinion No. 29". This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The requirements of SFAS 153 would not have had an impact on the Company's consolidated financial statements as at October 31, 2004.


           (iv) In December 2004, FASB issued SFAS No. 123 (Revised), "Share-Based Payments". This statement requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation transactions using the intrinsic value method in APB Opinion 25. The requirement is effective for the first interim period commencing after June 15, 2005. The Company is currently assessing the impact of this standard on its financial position.

                                    EXHIBITS


4.1 ASSET PURCHASE AGREEMENT BY AND AMONG JACUZZI INC. JACUZZI LEISURE PRODUCTS INC. AND POLYAIR INTER PACK INC. MADE AS OF March 29, 2003

4.2  PUT/CALL   AGREEMENT  BETWEEN  FAIRCOVE   INVESTMENTS  INC.,  and  HAWKLANE
     DEVELOPMENTS INC., MADE THE 24TH DAY OF MARCH, 2004

4.3  FIFTH  AMENDMENT  TO AMENDED AND  RESTATED  CREDIT  AGREEMENT  BY AND AMONG
     LASALLE  BUSINESS  CREDIT,   CANTAR/POLYAIR   CANADA  LIMITED,  AN  ONTARIO
     CORPORATION AND CANTAR POOL PRODUCTS LIMITED, DATED AS OF FEBRUARY 1, 2005

4.4 SECOND AMENDMENT TO JUNIOR OPEN-END REAL PROPERTY MORTGAGE, SECURITY AGREEMENT AND ASSIGNMENT OF LEASES AND RENTS BY PERFORMA CORP., AND LASALLE BUSINESS CREDIT, LLC, MADE AS OF OCTOBER 31, 2004

4.5 SECOND AMENDMENT TO JUNIOR LEASEHOLD MORTGAGE, SECURITY AGREEMENT AND FIXTURE FILING BY MABEX UNIVERSAL CORPORATION, AND LASALLE BUSINESS CREDIT, LLC, EFFECTIVE AS OF OCTOBER 31, 2004,

12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER SECTION 302 OF THE SARBANE OXLEY ACT.

12.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER UNDER SECTION 302 OF THE SARBANE OXLEY ACT.

13.1 CERTIFICATION  OF  CHIEF  EXECUTIVE   OFFICER  UNDER  SECTION  906  OF  THE
     SARBANES-OXLEY ACT.

13.2 CERTIFICATION OF FINANCIAL OFFICER UNDER SECTION 906 OF THE SARBANES-OXLEY ACT.