Form 20-F
period 2005-10-31
POLYAIR INTER PACK INC
filed 2006-03-13
CIK 1049984

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

For the Fiscal year ended:            October 31, 2005
                                 ---------------------------

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

                                      None

     At January 31, 2005, the Company had outstanding 6,797,250 Common Shares, no par value.

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

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

The financial information of the Company presented below has been prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 21 to the audited financial statements, conform in all material respects with accounting principles generally accepted in the United States and practices prescribed by the United States Securities and Exchange Commission.


                           SUMMARY OF OPERATING DATA - CANADIAN GAAP
                                 (in thousands of U.S. dollars)

                                                                    Year Ended October 31,
                                      --------------------------------------------------------------
                                             2005          2004           2003          2002          2001
Sales                                  $   196,174    $   191,656    $   142,776   $   119,510   $   111,624

Earnings before interest, taxes
depreciation and amortization                4,791          8,288         15,235        15,269        11,205

Operating (loss) Profit*                   (13,416)         1,057          9,310         9,274         5,671

Net Income (Loss) before
Extraordinary gain                         (15,669)        (1,005)         4,730         4,449         1,665

Extraordinary gain, net of taxes                 -            948              -             -             -

Net Income (Loss)                          (15,669)           (57)         4,730         4,449         1,665

Cash provided by
 Operations                                  4,834          2,410         31,035        16,827         6,710

Weighted  Average  Number  of Shares
Outstanding
    Basic                                6,673,370      6,130,264      6,113,022     6,206,311     6,232,052
    Diluted                              6,673,370      6,130,264      7,052,477     6,288,459     6,232,052

Net (loss) income per share
    Basic                                   ($2.37)        ($0.04)         $0.76         $0.72         $0.27
    Diluted                                 ($2.37)        ($0.04)         $0.66         $0.71         $0.27


* Operating Profit (loss) is not a recognized measure under Canadian and U.S. Generally Accepted Accounting Principles and readers are cautioned that Operating Profit should not be considered as an alternative to net income or loss or cash from operating activities as indicators of the Company's performance or cash flows. The Company's method for calculating Operating Profit
(loss) may differ from other companies and may not be comparable to measures used by other companies. Operating Profit (loss) is net income or loss before extraordinary items, net interest expenses and other, non-controlling interest, and income taxes.


SUMMARY OF BALANCE SHEET DATA - CANADIAN GAAP
(in thousands of U.S. dollars)

                                                   As at October 31,
                             -------------------------------------------------------
                               2005        2004       2003       2002         2001
Total Assets                   101,364    121,485    100,541     67,411     68,613
Net assets                      23,713     37,457     33,889     24,414     19,825

Long-term debt
(including current portion)     20,161     24,125     19,539     21,910     20,950

Capital Stock                   13,183     11,513      9,938     10,021      9,933

Additions to Plant
and Equipment                 $  5,734   $ 10,064   $  8,946   $  5,218   $  5,296



B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     Polyair's business is subject to a number of broad risks and uncertainties including general economic conditions, competition, product displacement, Canadian and US government policies and regulations regarding environmental, health, transportation and safety. In addition to these broad business risks the Company has risks that are unique to the sectors it operates in. Some of these risks are detailed below.

     1. Sufficient capital resources and liquidity -Due to operating losses incurred, primarily in the Pool Division the Company's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long term debt repayments. The Company's lenders amended their covenants for the third quarter of 2005 and in the renewal of the credit facility on October 31, 2005 made further covenant amendments in order to accommodate poor profitability of the Pool Division. In addition to the credit available under the operating line the lenders agreed to provide an interim working capital facility until February 28, 2006. The Company's lenders have now further agreed to extend this temporary credit facility to May 15, 2006. In order to provide adequate capital resources for its business plan the Company will need to either complete the sale of certain non- packaging businesses or raise additional capital. There is no assurance that the Company will be successful in either of these initiatives and in the event that it is unable to improve its profitability or raise sufficient capital the Company's lenders may limit or withdraw credit available under their loan facility.

     2. Absence of profitable operations in recent periods- The Company's Pool Division incurred substantial losses in 2005, a portion of these losses were a result of high commodity prices and the stronger Canadian dollar. In its Packaging Division the Company faced pricing pressure on its existing products and expects that this will continue. If the Company is unable to increase its selling prices to offset material costs, control its manufacturing costs or introduce new products with higher margins , gross margins could continue to remain low and operating results could be affected.

     3. Resignation of Company's CEO- Mr. Henry Schnurbach has announced his intention to leave the company on March 31, 2006. The Company has announced the two divisional presidents will assume added responsibility. The Company's business strategy, its ability to maintain its competitive position and to respond to operating and financial challenges will depend on this interim management until such time as a replacement is named. The resignation of Mr. Schnurbach is also an event of default in the company's loan agreement unless a replacement that is reasonably satisfactory to the company's lenders is appointed within 90 days from the date of his departure.

     4. Weather - Weather is the principal external factor that affects demand for the Company's Pool Division products. Unseasonably late warming or a wet early summer in 2006 can decrease the length of the pool season and reduce demand for the Company's pool products.

     5. Seasonality - The pool products business is highly seasonal and in 2005 approximately 47% of this division's net sales were generated in the March to June period. This division typically generates a substantial portion of its operating income in the third quarter. In these months, any factors that disrupt sales or operations could materially affect the earnings of the Company.

     6. Commodity prices and availability - The Company uses various commodity raw materials in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components. To mitigate the risk of rising input prices, the Company implements periodical price increases. However, such price increases are subject to competitive market pressures. The Company currently has alternate suppliers for its key raw materials. In the event of strong global demand for these materials it is possible that supply in North America could be constrained, as was the case in the fourth quarter of 2005 when the supply of petrochemical based resins were tight as a result of hurricanes affecting manufacturing facilities in the Gulf coast. The Company has strong relationships with its key suppliers and it has occasionally entered into short term supply contracts to ensure continued supply. In order to ensure sufficient quantities of resin to continue production, the Company purchased resin imported from Asia during the period of tight supply. However, sourcing resin from the Far East on an ongoing basis may not be a viable solution to serve the Company's ongoing production needs.

     7. Foreign exchange risk - The Company's earnings are negatively impacted by a strengthening Canadian dollar. To reduce its short-term exposure to exchange rate fluctuations, the Company has developed a hedging policy under which up to half of its known foreign exchange requirements may be hedged by way of foreign exchange futures or forward contracts. At October 31, 2005, the Company did not have any derivative instruments used for hedging purposes outstanding.

     8. Credit risk - The seasonal nature of the pool products sales requires the Company to establish substantial lines of credit for its customers and to offer extended payment terms. The Company attempts to mitigate its credit risk through the establishment of credit limits and monitoring the creditworthiness of its customers. It also seeks to maintain diversity in its customers and in fiscal 2005 no one customer accounted for more than 10% of consolidated sales.

     9. Joint venture partner - In the Packaging Division, the Company depends on a joint venture partner for the production of specialized equipment and for new product development. The Company has advanced the partner a total of $250 thousand for the supply of equipment, and $285 thousand to fund development costs that it has incurred in a joint research and development project. Failure of this supplier could result in delays in introducing new technology and put in jeopardy the development of a new product.

     10. Expiration of a material trademark licenses - The Company sells certain of its pool equipment product lines using a trademark under license. This license expires in September 2006 and the Company has been developing several alternatives including the licensing of other trademarks as a substitute. The failure to successfully establish the alternative licenses and Company brands could result in reduced pool equipment sales in years subsequent to 2006.

     11. Environmental Regulation - The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when known or considered probable and can be reasonably estimated. The Company provides for environmental liabilities using best estimates. Actual environmental liabilities could differ significantly from these estimates. As part of the acquisition of the Atlantic / Jacuzzi assets in 2003, the Company acquired a property with industrial contamination. This property is subject to the put-call agreement referred to in the Related Party transactions section below. The Company maintains an accrual of $0.3 million for environmental liabilities related to this property, which after giving effect to the put-call agreement it believes adequately represents its exposure.

     12. Absence of a liquid trading market for the Company's securities-The Company's stock is closely held and does not trade in large volumes in either of the exchanges its is listed on. The lack of liquidity makes the stock more volatile and the sale of a relatively small amount of shares can adversely affect the share price.

     13. Product Claims and insurance may be insufficient to cover all potential liability. - The Company has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, the Company has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

     14. Intellectual property infringement. The Company on its existing products and on any new products it launches may be subject to claims that its products infringe or others may infringe on the Company's patents and trademarks. Litigation in this regard can be costly and the Company may expend significant resources in this regard.


ITEM 4.  INFORMATION ON THE COMPANY

A. History and development of the Company

The legal name and commercial name is Polyair Inter Pack Inc. The head office is located at 330 Humberline Drive, Toronto, Ontario, Canada M9W 1R5.

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

In 1988, the Company organized Polyair Corporation and launched its protective packaging line under the "Polyair" name to expand the application of its air bubble technology to the rapidly growing packaging industry, utilize unabsorbed overheads and provide balance to the seasonal nature of its pool products. The packaging business evolved into a full-fledged division (the "Packaging Division") and the pool cover business expanded its product range and markets and also operates as a separate division (the "Pool Division")

In 1993, Cantar Incorporated, Cantar Corporation and Polyair Corporation amalgamated under the laws of Ontario and continued under the name Cantar/Polyair Inc. ("CPI"). In 1995, the Company established Performa Corporation to hold a modern production facility in Youngstown, Ohio that it built to house its pool accessory business and for the production of foam packaging products. This facility was in part financed by $4,300,000 City of Youngstown, Ohio Industrial Development Revenue Bonds. The bond obligations were divided between Cantar/Polyair Corporation ($1,000,000) and Performa Corp. ($3,300,000). The obligation of Cantar/Polyair Corporation matured in September 2003 and the obligation of Performa Corp. matures in June 2016. At the same time, development loans were also made from the City of Youngstown to Cantar/Polyair Corporation in the amount of $1,100,000 which matures in June 2007 and to Performa Corp. in the amount of $1,200,000 which matures in March 2007.

In 1998, the C/P International Corp. Inc., a wholly-owned subsidiary of the Company acquired 100% of the stock of Mabex Universal Corporation, a foam based packaging business in Kentucky, which included ownership of a manufacturing facility and land upon which it resides. The original owners of the Mabex facility had funded the construction in part through $4,000,000 Industrial Building Revenue Bonds issued on April 12, 1995, obligations which transferred with the stock purchase. These bonds matured in April 2005, and have been paid in full.

Polyair Inter Pack Inc. was incorporated under the laws of Ontario on December 4, 1995. On February 20, 1996, a reorganization was effected whereby the shareholders of CPI transferred their shares of CPI to Polyair Inter Pack Inc. in exchange for shares of Polyair Inter Pack Inc. The purpose of the reorganization was to transfer the ownership for the purpose of an initial public offering, which was completed in February 1996 on the Toronto Stock Exchange. Except where the context otherwise requires, all references in this annual information form to the "Company" or "Polyair " are to Polyair Inter Pack Inc. and its subsidiaries, after giving effect to the reorganization. The Company became an SEC registrant in January 1998. The common shares of the Company were listed for trading at the American Stock Exchange on October 21, 1999. The Company began reporting its results in US dollars as of November 1, 1999.

Over the last three years, Polyair has continued to expand its manufacturing capacity and invested in the acquisition of modern equipment so as to maximize production and increase efficiency rates. In the Company's Packaging Division these investments have included investments in continuous cast extrusion lines for bubble production to replace its film based bubble lines. The Company has also invested in information technology and for new product development.

In the Pool Division prior to 2003, the business consisted primarily of pool covers, liners and other accessories. On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the net assets acquired. The acquisition included a property located at 330 Humberline Drive in Toronto, a pool manufacturing and warehousing facility in Toronto that had industrial contamination and is now held in a wholly owned subsidiary, Faircove Investments Inc. The final purchase cost of the assets acquired was financed through bank debt and the issuance of a $5 million six-year 6% note to the seller, convertible into 598,802 shares of the Company's stock at a price per share of US $8.35. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares. To provide the bank debt for this acquisition the Company established an increased credit facility with two US based banks. This facility expired on October 31, 2005 and has been renewed for an additional three years.

In 2003, the Packaging Division established a joint venture, PXL Cross Linked Foam Corporation and setup a production facility in Ontario to manufacture cross-linked foam products for the North American market.

In late 2003, the Company also entered into a research agreement with an Israeli company for the development of a new packaging product. This project continued into 2005, all research costs have been expensed and have been funded from the Company's cash flow and a grant from a foundation, which is repayable upon the successful development and marketing of the product.

In late 2003, the Company relocated the acquired pool equipment to a newly established production facility in Toronto and in early 2004 pool manufacturing was also consolidated into this facility from its previous location at 330 Humberline Drive. The Company incurred $1.5 million in capital expenditures in retrofitting this facility and experienced production and shipping difficulties associated with the startup of this facility that hampered sales in the first two quarters of 2004. Poor weather during the peak sales months of the pool season resulted in lower sales and both the Company and its customers were left with inventory that was carried into the 2005 season. Inventory in the supply chain hampered the Company's efforts to effect price increases to compensate for higher raw material costs and resulted in lower sales in the peak months of the 2005 season.

During 2004 the Packaging Division consolidated production and Polyair relocated its head office to 330 Humberline Drive. The final phase of this consolidation, the closure of the Rexdale film plant, due to the pending expiry of the lease, was completed after the 2005 year end. The Company hired a VP operations to oversee all of the Packaging Division's production and during 2005 plant, purchasing and logistics functions were substantially reorganized to lower the Division's cost of production and supply and to reduce inventory levels. In the later part of 2005 the Company entered into a joint venture agreement to manufacture Vapor Corrosion Inhibitor (VCI) film in North America. The commercial production of VCI film commenced in the first quarter of 2006. This product line will be sold independently through the Division's existing sales and distribution network.

B.       Business overview

Polyair Inter Pack Inc. manufactures products for the protective packaging and the swimming pool industries. The head office office of Polyair Inter Pack Inc, located in Toronto, Canada oversees the activities of the two stand-alone divisions: 1) Polyair Packaging that serves the protective packaging sector and
2) Cantar Pool Products that serves the swimming pool sector. The Company employs approximately 1,200 people, including temporary staff, and operates eleven manufacturing and distribution facilities, seven of which are in the US where it generates the majority of its sales.

In the protective packaging industry, the Company sells its products to distributors and retailers in North America who service a wide variety of end users. In the swimming pool industry the Company serves leading distributors and retailers in Canada and the US and it exports approximately 16% of its products to Europe.

          REVENUES BY INDUSTRY AND GEORGRAPHIC SEGMENTS ($000 USD)


---------------------------------------------------------------------------
                                       2005           2004            2003
---------------------------------------------------------------------------
       By industry sector:
           Packaging Products        $117,266       $104,586       $ 89,540
           Pool Products               78,908         87,070         53,236
      ----------------------------------------------------------------------
                                     $196,174       $191,656       $142,776
      ======================================================================
       By geographic region:
           United States             $140,792       $137,968       $112,925
           Canada                      42,584         40,665         27,077
           Europe                      12,798         13,023          2,774
      ----------------------------------------------------------------------
                                     $196,174       $191,656       $142,776
      ======================================================================


Products

     The Company has two operating Divisions, Polyair Packaging and Cantar Pool Products.

Polyair Packaging Division has the following principal product lines:

     >> Polyethylene bubble protective packaging. This product is ideal for cushioning, void filling and surface protection. Polyair's trade names include Durabubble, Durakraft, DuraMover and EZ-Seal Pouches.

     >> Polyethylene foam for surface protection and cushioning. Polyair's trade names include Lamifoam, Lamifilm, Starnet and Starmover.

     >> Plastic and paper bubble mailers. These are used to protect and contain mail and courier packages. Trade names include Ecolite, Xpak, Fastpak and Decolite.

     >> Packaging systems. Polyair's Air Space inflatable pillow packaging system provides on demand air pillows for cushioning and void filling. This technology can be incorporated into conveyor packaging lines.

     >> Insulation materials. Polyair's Flexfoil insulation products are designed to reflect heat and are used primarily in the construction industry.

     >> Cross-linked Polyethylene. This product is used in the packaging, automotive and consumer product markets and is manufactured by PXL, a 50.1% joint venture of the Company.

     >> PSC Moulding Corporation, a 76% owned subsidiary of Polyair produces expanded polystyrene and expanded polypropylene for use in packaging consumer products, automotive components and insulated concrete forms.


     The Packaging Division is also expanding its protective packaging product lines by the exploitation of joint venture partnerships that are expected to result in new product launches in mid to late 2006. A partnership was formed in 2003 for the purpose of developing a proprietary packaging system, the development of which is nearly complete. Beta testing of this system is to occur in early 2006. The Company has incurred R&D costs, which have been fully expensed, of $0.7 million and expects to incur additional costs to complete the research and development and product introduction.

     The Company has also entered into a joint venture that calls for the production of Vapor Corrosion Inhibitor (VCI) film in North America. The company is currently test marketing this product line using film imported from its joint venture partner and expects to establish production in late 2006.


Cantar Pool Products Division. This division serves the in-ground and above ground residential pool markets and has three main product groups:

1. Above Ground Pools. Cantar Pool Products manufactures above ground steel pools with a wide range of models and sizes to choose from.

2. Pool Equipment market. The Company manufactures a full line of swimming pool pumps and filters for use in residential in-ground and aboveground pools. Trade names owned by the Company include The Magnum Force(TM) Pump, Cygnet II(TM) Pump, Sherlock Filter, Avalanche Filter and the Laser Sand filter. In addition, the Company also produces the pool lights and automated pool electric controls.

3. Pool Accessories. Product lines in this category includes Aqua Cover solar blankets that cover the surface of the pool to conserve heat, safety fencing, safety and winter covers.


Production

Polyair Packaging Division
This division's manufacturing operations can be divided into two processes:

     1. Primary materials production. The Division produces polyethylene bubble and polyethylene foam by extrusion. Extrusion is a process where plastic resin pellets are fed into an extruder that then mixes, melts and pumps the molten resin under pressure through a die in a continuous process. Downstream equipment is then used to cool and package the product. Polyair sells the foam or plastic bubble produced to its customers or uses the product as a raw material for its secondary conversion operations. Production scrap is mostly repelletized and reused. Over the last three years the Company has converted the majority of bubble production to a single cast method of production and is phasing out bubble packaging that is produced from film, which was produced in the Rexdale film plant.

     2. Secondary processing. Materials produced in house by extrusion or that are purchased are put through secondary processes to yield some of Polyair's custom products such as plastic and paper mailers, laminated foam products and insulation materials. In certain facilities, solar blankets, and other pool products for the Pool Division are manufactured using extruded bubble and foam .


Cantar Pool Products Division
This division manufactures above ground pools and equipment at its Toronto facility. Above ground pools are manufactured from raw rolled and structural steel that is coated and shaped to produce the different styles. Some production functions in pool and pool equipment manufacturing are outsourced, final assembly and quality control functions are done in house.

Raw materials

Packaging Division
The most significant raw material used in the production of the Packaging Division's core products is Polyethylene. Secondary materials include paper, foil, and adhesive materials. The Company sources resin from a number of key suppliers, and has a supply agreement with one such supplier that enables it to purchase resin at a price lower than the spot market. The price of resin has increased sharply during 2004 and 2005 as a reflection of volatile natural gas prices. On average, the price of resin increased by 37% in 2005. Prices of resin rose rapidly in the fall of 2005 to unprecedented levels as a result of two major hurricanes in the gulf coast causing temporary shutdowns in resin production facilities. This caused a condition of tight supply throughout North America, causing many resin suppliers to declare force majeure, enabling them to free themselves from liability under its contracts due to an extraordinary event beyond their control. As a result, the Company was forced to buy resin in from Asian markets in order to continue production. The availability of resin has since returned to normal levels, and although prices have stabilized they remain above the norm of the last few years.

In addition to Polyethylene the Company also purchases other thermoplastic resins, aluminum foil, kraft paper and film. It purchases these materials from a variety of suppliers and is not dependent on any one supplier for its requirements except for film for its Air Space system where it has a sole supplier.


Pool Division
Steel is the major raw material used in the production of above ground swimming pools. The Company purchases steel from several key suppliers in raw form and sends it to a sub-contractor for forming. Steel prices rose sharply during 2004 and peaked in the fall of 2004. Prices have declined since then and in the fall of 2005 the Company was able to purchase a portion of its 2006 steel requirements at generally lower prices that it did for the 2005 season.

Pool equipment uses product cases that are generally manufactured using thermoplastic resins. These resins have experienced similar price and supply volatility as for polyethylene.

Sales and Marketing

The Company employs approximately 66 sales people who effectively market the Company's products through retailers and distributors located across North America and Europe. Customer service representatives and technical sales support personnel are located at many of the Company's facilities to provide sales and other support.

The Company sells its products under its own brand names and it produces a variety of private label products for certain customers. The Company has no contracts for the distribution of its products but in some cases it is an exclusive supplier. In the fiscal year ended October 31, 2005, while no customer accounted for more than 10% of the Company's consolidated revenues, one customer in the Pool Division did account for approximately 17% of this division's revenues.

The Company's warranty policy in respect of its pool products is generally to replace any product that fails within one year of purchase and pro-rated replacement after such date. The Company establishes a warranty provision in its financial statements based on claims it has had on a historical basis.

In the Packaging Division, product returns have not been significant. The Pool Division, due to the nature of the product, experiences a higher rate of returns and at the end of each year it estimates the amount of returns it may receive in future months and establishes a provision for these returns.

Order cancellations in the Packaging Division are not common and returned products can generally be resold. In the Pool Division, above ground pools are often custom manufactured for a particular customer, cancellation of a custom order may result in the inventory having to be reworked and can result in lower margins.

Competitive Conditions

The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, styrene chips, and corrugate. With respect to similar products, the Company's largest competitors are Sealed Air Corporation, with worldwide revenues of US$3.0 billion for the nine months ending September 2005, and Pregis Corporation with estimated worldwide revenues of US$900 million in 2005.

Demand for protective packaging products in North America is expected to be driven by increase in demand for internet and mail order catalogue sales and specialized packaging requirements in the electronics, medical and other industries. These specialized requirements will increasingly involve inflatable bags and moulded foam that are customized to the product being shipped and can be delivered by the protective packaging manufacturer to the end user as a pre-formed material. Within these broader trends, the plastic protective packaging in 2004-2005 was buffeted by rapid raw material and fuels costs escalation brought on by high oil and natural gas prices. Intense competition particularly for more commodity like bubble and foam products has generally meant that manufacturers have not always been able to raise their prices to offset higher costs.


In the pool industry, the Company has different competitors for each of its three product sectors as follows:

     1. Above Ground Pools. The Company believes that the largest producers in this market are Asahi/America, Wilbar International, Doughboy Recreational, and Delair. In addition, the Pool Division also competes with smaller, regional producers. Cantar has a competitive product line and good distribution channels to compete effectively.

     2. Pool Equipment market. Management believes that the four largest manufacturers in this market are Pentair, Inc. (NYSE listed with revenues of $2.2 billion in first three quarters ending October 2005), Hayward Industries, Water Pik Technologies, Inc. (NYSE listed with revenues of $321 million in 2005) and Zodiac S.A. (Paris stock exchange listed with worldwide revenues of US$2.2 billion in 2005). Water Pik Technologies, Inc., is being acquired by Coast Acquisition Corporation, a newly formed corporation 80% owned by The Carlyle Group, a global private equity investment firm, and 20% owned by Zodiac S.A. Although some of these companies may have a more complete pool equipment product line, Cantar Pool Products is able to compete by bundling its pool equipment with its other pool products.

     3.   Pool  Accessories.   The  principal  competitors  are  Midwest  Canvas
          Corporation and Covertech Fabricating Inc. for solar covers, Loop Loc and Latham Plastics for safety covers.


Seasonality
Demand for protective packaging materials is fairly evenly spread out through out the year. The state of the economy and competitive activity do, however, affect demand.

Sales of the Pool Division's products are somewhat weather dependent and a late spring particularly in the central and northeastern US could result in lowering demand for the Company'ssummer product lines. Demand for the Company's pool products could also be influenced by new housing and swimming pool construction, consumer discretionary income and competition. This division's peak sales period is from March to June and the Company builds inventory in advance to support sales in this period. Sales of above ground pools and certain pool accessory products from November to March usually involve extended payment terms with maturities in May to June.

Economic dependence
The Company believes that in the following situations it has some degree of economic dependence:

     >> One customer in the Company's Pool Division accounts for approximately 17% of this division's revenues. Loss of this customer could result in decreased capacity utilization.

     >> The Company is dependent on single suppliers for the supply of film and equipment for its Air Space program. Disruption of the source of supply of film could reduce the Packaging Division revenues.

     >> The Company's Pool Division uses the Jacuzzi brand name under license, which expires in September 2006, for certain of its equipment product lines. Loss of this license could result in market disruption and result in lower sales of pool equipment. The Company is taking several measures to mitigate its dependence on this Jacuzzi brand name, as discussed in Item 3 D (10) and Item 5 ( C).


Maturing Contracts
The Company has no material contracts which are subject to renegotiation during its fiscal year ended October 31, 2005, other than in the ordinary course of business.





C.  Organization Structure

The Company operates its business in the United States and in Canada through a number of subsidiaries, the most significant of which are listed below:


---------------------------------------------------------------- --------------
Subsidiary Name                      Ownership interest          Place of
                                                                incorporation
---------------------------------------------------------------- --------------
Cantar/Polyair Inc.                           100%               Ontario
PSC Moulding Corporation                       76%               Ontario
Cantar/Polyair Canada Limited                 100%               Ontario
Cantar Pool Products Limited                  100%               Ontario
Faircove Investments Inc                      100%               Ontario
PXL Cross linked Foam Corporation           50.1%*               Ontario
Mabex Universal Corporation                   100%               California
Cantar Pool Products Corporation              100%               Illinois
C/P International Corporation, Inc.           100%               Illinois
Performa Corporation                          100%               Ohio
Cantar/Polyair Corporation                    100%               Ohio
-------------------------------------------------------------------------------
     * The Company has 50% voting rights per a joint venture agreement.



D. Property, plants and equipment.



The Company produces and distributes its products in 4 Canadian and 7 US facilities, as follows:

----------------------------------- -------------------- ----------------------------------- -----------------
Location                            Sq. ft               Principal Product produced          Lease Expiry
----------------------------------- -------------------- ----------------------------------- -----------------
Canadian Facilities:
Toronto, Ontario                    255,000              Packaging bubble, mailers and       Owned
                                                         other products.
                                                         Solar blankets for the pool
                                                         division
Toronto, Ontario                    307,000              Pool                                September 30,
                                                                                             2013
Cobourg, Ontario                    65,000               Packaging Expanded Polystyrene      April 1, 2008
                                                         and cross-linked polyethylene
                                                         products.
Montreal, Quebec*                   63,100               Pool Division warehouse facility    November 30,
                                                                                             2009

US Facilities:

Chicago, Illinois                   145,000              Packaging bubble, mailers and       March 14, 2007
                                                         other products.
Corona, California                  129,200              Packaging bubble, mailers and       March 31, 2008
                                                         other products.
                                                         Solar blankets for the pool
                                                         division
Atlanta, Georgia                    105,600              Packaging bubble, mailers and       October 31, 2008
                                                         other products.
Carlstadt, New Jersey               75,000               Packaging bubble, mailers and       April 30, 2007
                                                         other products.
Dallas, Texas                       75,000               Packaging bubble, mailers and       April 30, 2014
                                                         other products.
Youngstown, Ohio                    156,500              Packaging foam extrusion and Pool   Owned
                                                         accessories manufacturing.
Bardstown Kentucky                  105,000              Packaging foam extrusion            Owned
----------------------------------- -------------------- ----------------------------------- -----------------

The Company its in 2004-5 capital expenditure program expanded bubble capacity at its Toronto, Corona and Dallas plants. It has also expanded capacity for its other packaging product lines in this period and believes that it has sufficient capacity to meet its 2006 sales forecast.

The company has invested significant amounts of capital to upgrade to the more efficient cast method of bubble production and as a result of reduced demand for film and the pending lease expiry of its Rexdale (Toronto, Ontario) facility it determined to close this facility in December 2005. Certain of the production equipment will be redeployed into other packaging plants and the remainder sold off.

The Packaging Division also manufactures solar covers for the pool division, in 2005 this was done out of the California, New Jersey and Toronto, Ontario plants. In 2006 the Ontario and Corona plants are expected to meet solar cover demand as a result of capacity expansions undertaken in the Toronto, Ontario plant.

The Company's pool division manufactured pool equipment in both its Toronto and Montreal facilities. In late 2005 this production was consolidated into the Toronto facility.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

Sales by Division


(In `000s of USD)                2005       % Sales           2004       % Sales          2003       % Sales
-------------------------------------------------------------------------------------------------------------
Packaging Division             $ 117,266      60%         $ 104,586         55%        $ 89,540        63%
Pool Division                     78,908      40%            87,070         45%          53,236        37%
                               ---------                  ---------                    --------
                               $ 196,174      100%        $ 191,656        100%        $142,776       100%
                               =========                  =========                    ========


Packaging Division:

Packaging sales in 2005 increased by $12.7 million or 12.1% over the prior year. This increase was primarily due to price increases to offset higher costs of polyethylene, the division's primary raw material. The graph below illustrates the increase in resin prices, which, on average, rose by 37% in 2005, and peaked in the fourth quarter of 2005 at unprecedented levels as a result of two major hurricanes in the gulf coast causing temporary shutdowns in resin production facilities. The Company reacted to the cost increases by attempting to increase selling prices in June 2004, November 2004, January and October 2005. Subsequent to year-end, a price increase for December 2005 has also been announced in an attempt to offset the sharp increase in resin costs. The cumulative effect of the 2004 and January 2005 price increases largely offset the higher cost of resin to the third quarter of 2005 and accounted for approximately 10% of the growth in sales in 2005. The strengthening of the Canadian dollar relative to the U.S. dollar contributed an additional $1.8 million to the increase in sales, as the Packaging Division realizes approximately 19% of its sales revenue in Canadian dollars.

Bubble, foam and mailers are the Packaging Division's core product lines. Sales of bubble and foam increased due to higher average selling prices. However, overall volumes of these products declined as the Company sought to maintain selling margins and experienced some erosion with its most price-sensitive customers. In the fourth quarter the Company recaptured volumes with these customers. Sales revenue of mailer product, the Packaging Division's third largest product line, experienced growth from the higher selling prices as volumes shipped were in line with 2004.

Sales of Airspace film, one of the Packaging Division's newer products, increased as well in 2005 compared with 2004. The increases in volume and in selling price equally contributed to the sales growth. The Company is investing in technology in this product line, which could help further increase sales in the future. Flexfoil, an insulation product used primarily in the construction industry, also experienced volume growth.

Sales of Cross-linked foam, manufactured by PXL Cross Linked Foam Corporation ("PXL"), a joint venture of the Company, increased by $0.6 million or 30% from 2004. Sales of PSC Moulding Corporation, a polystyrene packaging manufacturer controlled by the Company, after taking into account the foreign exchange increase due to translating this Company's Canadian sales into US dollars and the effect of price increase announced during the year, were slightly lower than in 2004.

Pool Division:

Pool products sales in 2005 decreased by $8.2 million, or 9.4% over 2004 as the division experienced reduced demand across all of its product groups. The decline was partially offset by a $1.6 million increase in reported sales as a result of the stronger Canadian dollar. The weaker North American demand was a result of loss of several customers and reduced purchases from remaining customers as the Pool Division's distributors and retailers went into the 2005 season carrying inventory left over from the weak 2004 season. In addition, sales declined by $1.2 million or 1.4% as a result of lower effective selling prices to some customers due to competitive pricing pressures.


Aboveground swimming pools
Pool sales in the peak months of March-June were lower in 2005, as distributors and retailers sold off inventory left over from 2004. In addition, the Company lost two key customers in 2005 as a result of competitive pricing pressures. The hot weather and the late summer resulted in pool shipments in the later part of the fourth quarter of 2005 being higher than that of 2004. The discontinuation of the production and sale of splasher pools during 2005 resulted in a reduction of $1.5 million in sales. The lower North American sales were partially offset by the translation of sales incurred in Canadian dollars to US dollars. The Company anticipates that as a result of low inventory levels pool shipments in North America should be more robust in 2006 than in 2005. However, some of this growth will be offset by lower shipments to Europe where Management understands that distributors and retailers generally experienced a poor 2005 season. The Company did not have significant inventories of European above ground pools at October 31, 2005.

Pool equipment
Sales of pool equipment declined in 2005 primarily due to pool dealers carrying excess inventory from the prior year and the loss of two large US customers due to price competitiveness. Based on the strong demand experienced in the later part of 2005, Management believes that North American shipments of pool equipment in 2006 will increase, as dealer inventories are generally low. Lower effective selling prices to significant customers also contributed to the decline in sales dollars. As with pools, the decrease in volume was partially offset by a favourable foreign translation variance, as a result of the Canadian dollar gaining strength in 2005. The Company was able to implement a price increase in July 2005, which should help offset the higher cost of raw materials.

Cantar pool accessories
Sales of accessories declined in 2005, primarily as a result of discontinuing the production and sales of the automatic pool covers in the first quarter of 2005 due to low margins, which accounted for $1.4 million in lost sales. The decreases were partially mitigated by a favourable foreign currency translation as a result of the increased value of the Canadian dollar.


Geographic distribution of revenues

(In `000s of USD)       2005      % Sales      2004      % Sales      2003       % Sales
                      ---------              ---------              ---------
United states         $140,792        72%    $137,968       72%     $112,925         79%
Canada                  42,584        22%      40,665       21%       27,077         19%
Europe                  12,798         6%      13,023        7%        2,774          2%
                      ---------              ---------              ---------
Total                 $196,174       100%    $191,656      100%     $142,776        100%
                      =========              =========              =========


Packaging sales in the US in 2005 increased by $10.5 million. Pool product sales in the United States declined by $7.7 million for the reasons discussed above.

In Canada, the stronger Canadian dollar relative to the US dollar contributed an increase in Canadian sales of $3.4 million in 2005 over 2004. Packaging sales increased by $2.1 million, primarily as a result of a foreign exchange translation gain of $1.8 million. Pool Division products sales in Canada, however, declined by $1.7 million for the reasons discussed earlier. This decline was mitigated by an increase of $1.6 million resulting from the translation of Canadian sales to US dollars.

Sales in Europe for 2005 remained relatively unchanged from 2004. Those sales consist primarily of above-ground pools, a product line and customer base the Company acquired as result of the Atlantic/Jacuzzi asset purchase in May 2003. The majority of these export sales occur in the first quarter. In 2005, the Company gained new business in Europe, which helped offset the negative impact on sales from the discontinuation of the splasher pools product line. European sales are expected to decline in 2006, as indications are that there was significant inventory remaining in the supply chain in Europe at the end of the 2005 pool season.


Gross profit

(In `000s of USD)      2005     % of sales    2004     % of sales     2003    % of sales
                     --------               --------                --------
Gross profit         $20,988        11%     $31,889        17%      $32,744         23%



Gross profit as a percent of sales declined to 11% from 17% in 2004 and 23% in 2003. Most of this decline was experienced in the Pool Division. The principal causes of the decline in the Company's gross margins are as follows:

Gross profit as a percent of sales declined to 11% from 17% in 2004 due to the following factors:

     >> Higher steel prices: In its Pool Division, the Company was unable to offset the increasing cost of steel due to competitive pricing pressures, and gross profits suffered as a result. The price of steel, a key component in the production of above-ground swimming pools, increased on average by 43% in 2005 compared with 2004. Steel is typically purchased in the fourth quarter for the upcoming production season. The Company estimates that it lost approximately $3 million or 1.6% in gross profit in 2005 due to the higher cost of steel.

     >> Higher freight costs: The higher cost of fuel and common carrier fuel surcharges in 2005 increased freight costs and accounted for a reduction of $0.6 million in gross profit.

     >> Stronger Canadian dollar: The stronger Canadian dollar resulted in reduced margins in the Pool Division, which has a higher proportion of its costs (relative to its sales) in Canadian dollars. The Company estimates that the stronger Canadian dollar reduced gross profit by approximately $2 million or 1.1% of sales.

     >> Higher overhead costs: Unabsorbed factory overhead costs of approximately $2 million in the Pool Division, as production volumes fell significantly short of expectations in 2005. A significant portion of these costs is fixed in nature, and as a result management was unable to react quickly to the downturn in production volumes. The higher cost of manufacturing inventory in 2004 contributed a further $1 million increase to cost of sales in 2005.

     >> Other factors were: Higher depreciation expense in the Packaging Division of $0.9 million as a result of capacity expansions undertaken in 2004, and severance and recruitment costs of $0.9 million in the Packaging Division as a result of the reorganization of operations staff.



Selling, general and administrative expenses

(In `000s of USD)      2005    % of sales      2004    % of sales    2003      % of sales
                      --------                --------              ------
Selling             $ 20,277      10%        $ 18,546      10%     $ 13,743        9%
General and
 administrative       14,127       7%          12,286       6%        9,691        7%
                     --------                --------                -------
                    $ 34,404      17%        $ 30,832      16%     $ 23,434       16%
                     ========                ========                =======


Selling, general and administrative expenses remained fairly steady as a percentage of sales at 16-17% in the past 3 years. The $1.7 million increase in selling expenses in 2005 from 2004 resulted primarily from higher sales salaries and travel costs. The stronger Canadian dollar in 2005 contributed $0.4 million to the increase in costs, as a portion of the Company's sales force, and a substantial portion of sales management costs are incurred in Canadian dollars.

General and administrative costs increased in 2005 by $1.8 million as a result of a $0.8 million increase in professional and other fees. A reorganization of operational management in 2005 resulted in severance and recruiting costs of $0.4 million. These increases were partially offset by a reduction in rent, as the corporate group relocated from a leased facility to an owned manufacturing facility in Toronto this year and the lease was terminated in the fourth quarter of 2004. Furthermore, the stronger Canadian dollar resulted in an increase of $0.5 million in G&A costs in 2005, as a substantial portion of the Company's sales, management and administrative personnel are located in Canada.


Net interest expenses and other, incomes taxes

(in 000's USD)                             2005           2004            2003
                                         -------        -------         -------
     Net interest expenses and other     $6,508         $2,101          $1,595
     Income taxes (recovery)/expense     (4,255)          (39)           2,985


Included in Net interest expense and other is the amortization of deferred financing costs. These financing costs are associated with the Company's operating lending agreement, which came due for renewal in October 2005. These costs were fully amortized at October 31, 2005. Net interest expenses and other in 2004 was reduced by a gain of $0.6 million incurred on the sale of injection moulding equipment. Interest costs in 2005 on a year over year basis increased by $0.9 million primarily as a result of a higher level of bank indebtedness, which was 14% higher in 2005 compared with 2004. Increases in the interest rates contributed to $0.5 million increase in interest costs, as the bank indebtedness and a significant portion of the Company's long-term debt bear interest at variable rates.

In addition, Net interest expenses and other includes the impairment write-down of the Pool Division's property plant and equipment of $2.9 million to reflect the estimated fair value of those assets as a result of a recoverability test performed.

The Company is subject to income taxation in the US and Canada. As a result, the Company's effective income tax rate fluctuates depending upon the geographic source of its earnings. The effective income tax recovery rate in 2005 was 21.3% compared with 4% of net loss before income taxes and extraordinary gain in 2004. The rate change is due primarily to changes in the Company's profitability among its various taxing jurisdictions, and the valuation allowance of $3.4 million that was taken in the fourth quarter of 2005 against certain tax losses carried forward and other future tax assets due to the uncertainty in being able to realize these loses prior to their expiry. A reconciliation between actual and statutory income tax rates for 2005 and 2004 can be found in note 13 to the Consolidated Financial Statements.

Net income and earnings per share

(in 000's USD)                                    2005              2004           2003
                                               ----------      ----------       ---------
Net (loss) income before extraordinary gain     ($15,669)         ($1,005)        $4,730
Extraordinary gain, net of taxes                       -              948             -
                                               ----------        ----------     ---------
Net (loss) income                               ($15,669)             (57)         4,730
                                               ----------        ----------     ---------
Convertible note charge                             (158)             (164)         (103)
                                               ==========        ==========     =========

Weighted Average Number of common shares outstanding
                  Basic                        6,673,370         6,130,264     6,113,022
                  Diluted                      6,673,370         6,130,264     7,052,477
Net (loss) income per share
                  Basic                            (2.37)            (0.04)         0.76
                  Diluted                          (2.37)            (0.04)         0.66


Net loss in 2005 was $15.7 million, compared with net loss before extraordinary gain of $1.0 million in 2004. The decline in income stemmed from the decrease in gross profit of $10.9 million in 2005 from 2004, coupled with an increase in selling, general and administrative expenses of $3.6 million and higher net interest expense and other of $4.4 million. These increases were partially offset with a higher income tax recovery of $4.2 million. Common shares outstanding increased in 2005 as a result of employees exercising stock options. In 2005, 348,900 options were exercised for net proceeds of $1.7 million.

B. Liquidity and capital resources

(In '000s USD)
-----------------------------------------------------------------------------------------
CASH FLOW                                      2005          2004             2003
                                             ---------    -----------      ---------
Cash flow from operations before changes in
 non cash operating working capital           ($6,535)      $6,860          $11,193
Changes in non-cash working capital            11,369       (4,450)          19,842
                                               ---------    -----------    ---------
Cash flow from operations                       4,834        2,410           31,035
Net acquisitions of Property,
 plant and equipment                           (5,683)      (9,448)          (8,946)
                                              ---------    -----------     ---------
Available cash flow (deficit)*                  ($849)     ($7,038)         $22,089
----------------------------------------------------------------------------------------

* Available cash flow (deficit) is not a recognized measure under Canadian Generally Accepted Accounting principles and the readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flows may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment and intangible assets.


The Company generated $4.8 million of cash from operations compared with $2.3 million in 2004. The reduction in inventory of approximately $14.3 million was the principal reason for the increase in cash flows from operations. Inventories in both divisions declined in 2005 as a result of a Company wide focus on lowering inventory levels. This compares favourably to increase in inventories of $9.5 million during 2004, the majority of which was pool inventory left over from the 2004 season. Furthermore, accounts receivable decreased by $2.1 million in 2005 primarily in the Pool Division as a result of lower sales in the fourth quarter of 2005 compared with the fourth quarter of 2004 and improved collections of past due accounts.

Offsetting these increases in cash flows were the higher net losses in 2005 of $15.7 million and decreases in accounts payable and accrued liabilities of $4.1 million, compared with a corresponding increase in 2004 of $8.5 million. The lower level of purchasing, particularly in the Pool Division and the Company's decision to delay building inventory for the 2006 season are the primary reason for the decline in payables.

In 2005, the Company invested $5.7 million in new equipment and intellectual property, of which $4.9 million was invested in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for the Airspace equipment. Comparably, in 2004, $10.1 million was invested primarily for expanding production capacity for some of the Packaging product lines, the Airspace equipment program and on leasehold improvements to the Company's new pool products manufacturing facility in Toronto. At October 31, 2005, the Company had $1.9 million of construction in progress (2004-$3.9 million), comprised of production and Airspace equipment that was being built for it or where installation had not been completed. The Company will need to spend $0.9 million in 2006 in order to bring these assets into productive use.

The Company had a net repayment of debt of $0.6 million and generated $1.7 million from the issuance of stock options to employees in 2005 compared with $10 million of debt and equity being raised in 2004. The use of cash in 2005 resulted primarily from repayment of long-term debt of $6.1 million, which included the repayment of an Industrial Revenue Bond of $2 million in the second quarter. The Company raised $1.7 million from a fixed rate equipment loan that it took on in the first quarter of 2005. Employees exercising stock options in 2005 contributed $1.7 million to cash flows from financing activities. Comparably, in 2004, the Company incurred $3.6 million of fixed rate equipment loans and $5 million bank term loan, to finance an expansion of production capacity primarily in the Company's Toronto packaging plant. In 2004 it also increased bank indebtedness of $4.3 million, and issued $1.6 million of common stock as a result of the exercise of stock options. These cash in-flows were offset by repayments of long-term debt of $4.5 million.



(In '000s USD)
----------------------------------------------------------------------------
WORKING CAPITAL                              2005         2004         2003
                                        ----------   ----------   ----------
Operating working capital                  $3,530      $19,612      $17,096
Accounts receivable days outstanding           38           43           46
Inventory turnover                            5.5          3.6          3.8
----------------------------------------------------------------------------

Operating working capital (defined as current assets net of current liabilities, excluding the current portion of long term debt, future income tax assets and future income tax liabilities), was $3.5 million on October 31, 2005 compared with $19.6 million on October 31, 2004. The erosion of $16.1 million in operating working capital stemmed primarily from the operating losses incurred, the repayment of term debt in excess of new term debt assumed and the Company's capital expenditures that were almost entirely funded from operating cash flow. Aggressive collection of accounts receivable and a focus on reducing inventory levels resulted in improved accounts receivable days outstanding and inventory turnover.

The Company's Pool Division is a seasonal business and it impacts on the Company's cash flows and investment in working capital. Pre-season inventories are purchased and manufactured in the November-March period in order to service customers in the peak months of March-June. As a result, the Company must maintain higher than normal inventory levels in the pre-season months. The Company also offers customers that purchase product in the pre-season extended payment terms. These working capital requirements are financed from the Company's revolving bank line and by supplier credit. The Pool Division has experienced tighter supplier credit and if it does not have sufficient bank financing it will not be able to achieve its sales forecasts in the peak season.


(In '000s USD)
--------------------------------------------------------------------------------
CAPITALIZATION                                   2005          2004        2003
                                                -------      -------     -------
Amount drawn on operating credit facilities     $ 21,096    $ 18,673   $ 13,130
Remaining borrowing availability based on
  Collateral values                                2,177      10,513      7,000
Net increase (decrease) in long term debt         (4,383)      4,099     (2,700)
Issuance (redemption) of common shares             1,670       1,585       (455)

Net funded debt*                                  42,133      43,880     33,898
Shareholders equity                             $ 23,713    $ 37,457   $ 33,889
Net funded debt to shareholders equity               1.8         1.2        1.0
--------------------------------------------------------------------------------


* Net funded debt is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portions of the convertible note

The Company has a $60 million working capital credit facility. Borrowings under this facility fluctuate seasonally and the amount available to the Company is determined periodically based on eligible accounts receivable and inventory. The available borrowing limit based on collateral balances at October 31, 2005 was $27.2 million, of which the Company has used $4.0 million to support letters of credit and has drawn $21.1 million for operating cash. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At 2005-year end, the Company's line of credit was reduced by $4.0 million of letters of credit outstanding; $2.6 million of this amount was in support of Industrial Revenue Bonds issued by the Company.

In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In 2005 and prior, a portion of this funding requirement has been provided by term bank debt and equipment loans that the Company assumed. At October 31, 2005, the Company had $20.2 million of term debt of which 27.7% is fixed rate debt. During the year, the Company assumed a $1.7 million fixed rate equipment loan and it repaid $6.1 million of bank and other term debt including $2 million of a 6.5% Industrial Revenue Bond. By comparison, in 2004, the Company raised $8.6 million in long-term debt and repaid $4.5 million. Based on its 2005 results the Company does not anticipate that it will be able to use equipment loans to finance a portion of its capital expenditures as it has done in prior years.

Effective October 31, 2005, the Company and its lenders renewed the working capital and term loan banking agreement for a three-year period. As part of the renewal, the Company is required to raise $10 million of new funding by March 31, 2006 in the event that it does not complete the sale of its non-packaging assets. The Company's lenders also agreed to suspend the debt and interest service covenants, effective on October 31, 2005, and replace them with a limitation on pre-tax net losses, tested on a quarterly basis. The interest service and debt service covenants will be reinstated after October 31, 2006. Subsequent to the renewal of the bank facility, the Company finalized an impairment test on the long-lived assets of the Pool Division and recorded provisions against these assets. The covenants established in the renewal of the bank had not contemplated these provisions and the Company's lenders agreed to a further amendment to accommodate these provisions. After giving effect to both amendments, the Company was in compliance with all debt covenants as at October 31, 2005. As part of the renewal, the Company is also required to maintain a certain level of tangible net worth during these periods. The lenders also imposed limitations on capital expenditures. In the event the Company sells its non-packaging assets in 2006, new financial covenants would be negotiated for the duration of the three-year banking agreement. In addition to amending their covenants, the lenders agreed to provide a $5 million temporary working capital line until February 28, 2006. The Company paid a fee of $0.2 million for the covenant amendment, renewal of the lending agreement and additional working capital line. In addition, as part of the renewal, the Company's lenders increased the interest rates on the working capital facility and term loans by 0.75%. These rates are based on the Company's current level of debt service coverage, and may be subject to decrease after April 2006 in the event that the Company improves its profitability.

The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At October 31, 2005, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in full compliance of its revised covenants. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in the Consolidated Financial Statements. There can be no assurance that the Company will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms.

The ratio of Net funded debt to shareholders' equity increased from 1.2 in 2004 to 1.8 in 2005 as a result of operating losses which reduced the Company's equity base and higher bank indebtedness as the Company used its operating line to finance a portion of its capital expenditures. The lower equity base was partially offset by $1.7 million realized from the issue of common shares on the exercise of options to employees exercising stock options.

As at October 31, 2005, the Company was committed to spend $0.6 million to complete construction. In addition, the Company entered into a joint venture agreement which requires the Company to invest up to an additional $0.6 million for machinery and equipment and working capital over a two year period. These funds will be provided from operating cash flows.

C. Research and development, patents and licenses, etc.

The Company owns several patents and with the Atlantic/Jacuzzi asset purchase acquired various patents and trademarks related to the above ground pools, pumps, filters and pool accessories.

In concluding the Atlantic/Jacuzzi asset acquisition, the Company licensed the use of the Jacuzzi brand name for use in its pool equipment line. This agreement will expire on September 2006, and the Company is exploring various options to brand name its pool equipment product line. In November 2005 the Company acquired a 3-year exclusive license throughout North America to manufacture, distribute and sell swimming pool cleaning and maintenance products under the Dirt Devil brand, an internationally recognized brand name.

In its Packaging Division, the Company has undertaken development of several new products, and as a result acquired several patents and trade names. In 2001, the Company launched a new packaging system consisting of air filled bags used for void filling and cushioning ("Airspace"). A patent was registered for this system. Airspace machines are purchased from a third party, and resold to Polyair's customers along with a proprietary film.

In 2003, the Company entered into a joint venture agreement to develop, produce and sell cross-linked foam. Commercial production began in 2004. In addition, the joint venture distributes another type of foam under the trademark Eco Foam that it imports from its overseas joint venture partner.

In 2003, the Company entered into a joint venture agreement with the supplier of its Airspace machines to develop and produce a different void-filling system. This new product is expected to be launched in 2006. The Company has incurred R&D costs, which have been fully expensed, of $0.7 million and expects to incur additional costs to complete the research and development and product introduction.

In 2005, the Company entered into a joint venture agreement to produce and market vapour corrosive film. Under the terms of the joint venture agreement, the joint venture partner has granted the Company an exclusive license for its technology.



D. Trend information
Packaging Division:
Resin prices, in the aftermath of the hurricanes on the US gulf coast, increased and supply was tight. The company in response to higher resin prices announced price increases in October and December 2005. Resin prices have moderated however they remain high. Price competition, particularly in the company's more commodity like products remains intense and as in 2005 the Company may have to forego sales volumes in order to preserve its margins.

Pool Division:
The European market generally had a poor season in 2005 and orders from this market are lower than those booked a year earlier. In North America the hot weather in late summer helped reduce dealer inventories and 2006 bookings are generally better than for the 2005 season. The Company has determined that in light of its reduced cash resources and tighter supplier credit that it will not build inventory to the extent that it had in previous years.

The Company's board determined in late 2005 to explore the sale of its non-packaging business and certain real estate assets. An investment banking firm was engaged and expressions of interest sought. In its bank renewal agreement, signed on October 31,2005 the company undertook to either sell its non-packaging assets by February 28, 2006 or seek additional capital by March 31, 2006. The Company has received indicative expressions of interest for certain assets, however these offers are subject to due diligence which is currently ongoing.

The Company's CEO has resigned effective March 31, 2006, and would be available after that date in an advisory capacity. The divisional presidents will assume additional responsibilities. In the Company's loan agreement the departure of the CEO is an event of default unless a replacement is found, that is reasonably satisfactory to the lenders, within 90 days of the CEO's departure.

The Company is also exploring raising capital to meet its requirements for 2006 and to address its commitment to its lenders in its loan agreement.





E. Off balance sheet arrangements
As at October 31, 2005 the Company's off-balance sheet arrangements consisted of letters of credit, which are described in Note 9 of the financial statements, included elsewhere in this Annual Report.

F.  Contractual obligations

(In 000's USD)

Contractual obligations     Payments due by Period:
                           -------------------------------------------------------------
                           Total    Less than      1-3 years   4-5 years   After 5 years
                                     1 year
-----------------------------------------------------------------------------------------
Long term debt *          $20,161      $4,193      $7,066       $4,389      $4,513
Operating leases           18,301       3,171       5,089        4,061       5,980
Capital leases                214          50         116           48           -
Related party consulting
  fee                         616         168         336          112           -
Interest                    4,569       1,205       1,829          995         580

Total contractual
  obligations             $43,861      $8,787     $14,436       $9,565     $11,073
-----------------------------------------------------------------------------------------

* Based on scheduled repayments

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

     The Directors of the Company are as follows:

==============================================================================================================================
   Name and municipality            Principal occupation           Position with the   Shares owned *    Unexercised Options
       of residence             (Current and within last five       corporation-                         at Oct 31, 2005
                                           years)                   date service                          Exercisable/
                                                                     commenced                            Unexercisable
                                                                          (1)
------------------------------------------------------------------------------------------------------------------------------
Fred A. Litwin (3), (4),     President of Forum Financial           Chairman of the        1,574,841 (6)         Nil
(5)                          Corporation                             Board and
Toronto, Ontario                                                     Governance
                                                                     Committee,
                                                                     Director since 1996

Henry Schnurbach             President and Chief Executive          President & CEO,         101,200 (6)         Nil
Toronto, Ontario             Officer of the Company                  Director since
                                                                     1996

Sidney Greenberg (2)         Vice-President, Astral Media Inc.      Director since               Nil             Nil
Toronto, Ontario                                                     1996

Sol D. Nayman (2)            S.D. Nayman Management Inc.            Director since               100             Nil
Toronto, Ontario             Prior to September 2000, Executive      1996
                             VP of Club Monaco Inc.
Jon Burgman  (2)                                                    Chairman Audit               Nil             Nil
Chicago, Illinois            Previously was Director-Portfolio       Committee,
                             Management for Glencoe Capital and      Director since May
                             CFO of Culligan International           2004

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

Beth Satterfield             Chief Financial Officer of Glencoe     Director since               Nil             Nil
Chicago, Illinois (5)        Capital.                                July 2005
==============================================================================================================================

* Shares beneficially owned directly or over which control or direction is exercised.

(1) The term of office of each director expires at the Corporation's next annual meeting of shareholders.

(2)  Member of the Audit Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Corporate Governance Committee.

(5)  Member of the Finance Committee.

(6) Mr. Litwin directly holds 25,000 common shares of the Corporation, and controls Consolidated Mercantile Incorporated ("CMI") which holds 1,549,841 common shares of the Corporation. Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 353,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

     Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings LP ("Glencoe"), CMI, Henry Schnurbach and Fred Litwin, the parties thereto agreed on certain restrictions on the sale of their shares, the election of four nominees of CMI and three nominees of Glencoe to the Board of Directors of the Corporation and, subject to their fiduciary responsibilities, on matters of corporate governance and operation. The four nominees of CMI were Fred Litwin, Henry Schnurbach, Sol Nayman and Sid Greenberg, the three nominees of Glencoe were Beth Satterfield, Jon Burgman and Robert Gerrity.

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

Sidney Greenberg - Director
Mr. Greenberg is Vice President of Astral Communications Inc., a media production and distribution company.

Jon A. Burgman - Director
Mr. Burgman currently serves as a member of Glencoe Capital, LLC's Investment Committee. From 2002 to 2004, Mr. Burgman served as a Principal of Glencoe Capital, LLC. From 2001 to 2002, Mr. Burgman was a partner with Tatum CFO Partners, LLP. From 1996 to 2001 Mr. Burgman was self employed as a financial consultant to a variety of clients and taught part time at Roosevelt University and at Lake Forest Graduate School of Management. From 1987 to 1995, Mr. Burgman was Chief Financial Officer and Treasurer of Culligan Water Technologies, Inc.

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

Beth A. Satterfield
Ms. Satterfield is Senior Vice President and Chief Financial Officer of Glencoe Capital, LLC. Prior to becoming the firm's CFO in 2003, Beth Satterfield had extensive transaction experience with Glencoe, serving as a Vice President for more than three years. Prior to joining Glencoe, she was a First Vice President in the Leveraged Finance Group at LaSalle Bank. Previously she worked in the Corporate Banking Groups of LaSalle and NBD Bank.

The Senior Management of the Company are as follows:

====================================================================================================================================
      Name and                Position with the Company              Date service           Shares owned*       Unexercised Options
  municipality of        (Current and within last five years)          commenced                                 at Fiscal Year End
     residence                                                                                                      Exercisable/
                                                                                                                   Unexercisable
------------------------------------------------------------------------------------------------------------------------------------
Henry Schnurbach      President & Chief Executive Officer           February 1996             101,200**                 Nil
Toronto, Ontario      Polyair Inter Pack Inc.

Alan Castle           President, Sales and Marketing, Polyair       June 1997                  43,125                   Nil
Toronto, Ontario      Packaging Division

Gary Crandall         President, Sales and Marketing, Cantar        October 1980                 Nil                   32,500
Cortland, Ohio        Pool Products Division

Victor D'Souza        Chief Financial Officer,                      June 2004                    Nil                    Nil
Toronto, Ontario      Polyair Inter Pack Inc.
                      Previously President and CFO, Imperial
                      PlasTech Inc.

Lew Coffin            VP Manufacturing, Polyair Packaging           December 2004                Nil                   20,000
Arlington, Illinois   Division, Previously was VP Operations
                      with Block and Company and Stimsonite Corp
====================================================================================================================================

* Shares beneficially owned directly or over which control or direction is exercised. ** Refer to Note 6 above.


(B)      Compensation


     The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Corporation's Chief Executive Officer and the Corporation's four most highly compensated officers who earned in excess of Cdn$150,000 during such year, other than the Chief Executive Officer.

All amounts are expressed in US Dollars.


                                                                  Annual Compensation (1) (3)
                                                                --------------- ---------------
                                                                   Salary          Bonus
Name and Principal Position                            Year          ($)             ($)
------------------------------------------------- ------------- --------------- -----------
Henry Schnurbach.................................      2005         340,000            NIL
Chief Executive Officer                                2004         366,500            NIL
Polyair Inter Pack Inc.                                2003         251,011        498,583
------------------------------------------------- ------------- ---------------  ----------
Victor D'Souza (3)...............................      2005         199,000         33,000
Chief Executive Officer                                2004          80,900            NIL
Polyair Inter Pack Inc.                                2003             NIL            NIL
------------------------------------------------- ------------- ---------------  ----------
Alan Castle......................................      2005         261,000         78,000
President, Packaging Sales and Marketing               2004         270,000         77,900
 Cantar/Polyair Corp.                                  2003         188,915        214,906
------------------------------------------------- ------------- --------------- -----------
Gary Crandall    ................................      2004         275,000            NIL
President, Pool Sales and Marketing                    2003         284,900            NIL
Cantar/Polyair Corp.                                   2002         241,580        138,323
------------------------------------------------- ------------- --------------- -----------
Lew Coffin    ................................         2005         178,500            NIL
Vice president, manufacturing                          2004             NIL            NIL
Cantar/Polyair Corp.                                   2003             NIL            NIL

(1) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%)of the total of the annual salary and bonus of such Named Executive Officer for the financial year.

(2) While all monetary references in this table are in U.S. dollars, Messrs. Schnurbach, D'Souza, and Castle actually receive their compensation in Canadian dollars. The references to their respective compensation in this table reflect the U.S. dollar equivalent thereof based on the currency exchange rate for the applicable fiscal year.

(3) Mr. D'Souza joined the Corporation on June 1, 2004. Mr. Coffin joined the Corporation on December 1, 2004.


     Employment Agreements:

     The Company has employment agreements with Messrs Schnurbach, Crandall and Castle. Mr. Schnurbach's agreement calls for three months notice in the event he resigns from the Company. Mr. Schnurbach has given notice under his employment contract that he intends to leave the Company on March 31, 2006 to pursue other opportunities. The Company and Mr. Schnurbach have reached an agreement whereby he will continue to provide consulting services after his departure. His compensation for these services will be $7,500 per month until June 30, 2006 and he will receive incentive payments in the event that the Company concludes the sale of certain of its businesses. Under this agreement, the Company has agreed to allow Mr. Schnurbach to be an investor or advisor with one of the potential purchasers of these businesses.

     Mr. D'Souza , the Chief Financial Officer, does not have an employment contract and either party may terminate the engagement on 30 days notice.

     Messrs Crandall and Castle have employment agreements that in addition to their salary are entitled to receive bonuses in the event that the earnings of their divisions exceed a certain threshold as determined from time to time by the Board of Directors. In addition, Mr. Crandall's employment agreement has been amended on February 2, 2006 to include a special payment in the event a change of Control occurs in the Pool Division and the purchaser does not offer Mr. Crandall employment. No bonuses were awarded to these two officers in respect of the 2005 fiscal year. Both officers are entitled to receive two years salary in the event that their employment is terminated without cause. Mr. Coffin in addition to his salary is entitled to a one time $50,000 payment in two increments paid on January 1, 2006 and January 1, 2007, and up to 35% bonus when business unit performance and individual objectives are met with a minimum of $40,000 bonus payout.

     Stock Option Plan

     The Company has a stock option plan for its employees and directors, pertinent details of this plan are as follows:

          o    Ten years to expiry;

          o    Five to seven years vesting period;

          o The maximum number of common share which may be exercised during each twelve month period shall equal to one-fifth (1/5) of the total number of common shares which are subject to the option;

          o Optionee may exercise all options issued to holder, including unvested options, if terminated by the Company or any of its affiliates and resigns or otherwise ceases to be a director, as a result of: (i) the sale of all or substantially all of the assets of the Company, (ii) the completion of a take-over bid for all or a majority of the issued and outstanding common shares, or (iii) any other transaction resulting in a change in control of the Company;

          o    Options expire upon death of the Optionee; and

          o In the event the Optionee ceases to be a director or employee of the Company or any of its affiliates, for reasons other than ones stated above, or is discharged for "cause" or resigns, is disqualified by law or is removed (if Optionee is a director and not an employee), the option shall cease and terminate immediately. "Cause" shall mean a willful failure or refusal of Optionee to perform services for the Company or any of its affiliates as assigned to the Optionee, or a failure to fulfil duties to the Company in a loyal manner and with a view to promoting the best interests of the Company, the Optionee.

     The Company has a 401K plan for U.S. employees of the Company and contributory retirement savings plant for Canadian employees of the Company. The Company has no defined benefit pension, retirement or similar plans other than mentioned above and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

(C) Board Practices

     The Company's directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. The Company's articles of incorporation provide for a Board of Directors of a minimum of one directors and a maximum of ten directors. The quorum for the transaction of business at any meeting of the board shall be two-fifths of the number of directors, or such greater number of directors as the board may from time to time determine. If the Corporation has fewer than three directors, all directors shall be present to constitute a quorum. The Company does not have any arrangements with any of its directors providing for the payment of benefits upon their termination of service as a Director. Since November 1, 2004 to October 31, 2005 the Board met seven times and all members attended these meetings except for George Marton (June 15, 2005), Sol Nayman (August 12, 2005) and Robert Gerrity (September 12,
2005). The Board has established three committees to assist it in its function.

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

Relevant Education and Experience
Each member of the Audit Committee is financially literate, and possess the following:

i. An understanding of the accounting principles used by the issuer to prepare its financial statements;

ii. The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

iii. Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

iv. An understanding of internal controls and procedures for financial reporting.


Collectively, the Audit Committee has the education and business experience to fulfill the responsibilities outlined in the attached Audit Committee Charter. The education and current and past experience that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized below:



Name and professional  Relevant experience
Designation
---------------------- ---------------------------------------------------------
Jon Burgman,        Chairman  Practiced as a CPA in Illinois  from 1969 to 1976,
                    other   relevant   positions   include   CFO   of   Culligan
                    International and Director-Portfolio  Management for Glencoe
                    Capital

Sidney Greenberg    Previously  positioned as Chief Operating  Officer of Astral
                    Home Entertainment and current experience as Vice President of Astral Media Inc.

Sol Nayman          Previous  experience as Vice  President and Chief  Operating
                    Officer of Club Monaco  Inc.  and  current  experience  as a
                    consultant     with    S.D    Nayman     Management     Inc.

During the fiscal year ended October 31, 2005, the Audit Committee met a total of four times and all members attended these meetings.


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

     The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgment; (ii) motivate the performance of senior officers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

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

The Compensation Committee met three times during fiscal 2005.

Corporate Governance Committee

     As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction , which is, out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

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

During fiscal 2005 the Governance Committee met twice .

D. Employees
The Company at October 31, 2005 employed approximately 1200 employees, including temporary workers. It has 97 employees in Toronto in its facility at 330 Humberline, 40 in New Jersey and 77 employees in Chicago that are unionized. The collective bargaining agreement relating to the Company's Toronto unionized employees expires October 2007. The New Jersey contract expires January 2008 and the Chicago contract expires June 2009.

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

E. Share ownership


         Options to Purchase Securities from Company or Subsidiaries

                                                                                               Value of Unexercised
                                   Securities                         Unexercised Options      in-the-money
                       Date of     Acquired on      Aggregate         at March 7, 2006         Options at March 7, 2006
                       Exercise     Exercise       Value Realized     Exercisable/             Exercisable/
Name                                  (#)          ($)CDN             Unexercisable (#)        Unexercisable ($)CDN
---------------------------------------------------------------------------------------------------------------------
Henry Schnurbach     Apr. 6, 2005   160,000        536,000               NIL/NIL                NIL/NIL

Alan Castle                                                              NIL/NIL                NIL/NIL
Gary Crandall                                                            NIL/NIL                NIL/NIL



 ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

To the knowledge of the directors and senior officers of the Company, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%)percent of the voting rights attached to any class of outstanding voting securities of the Company at March 7, 2006, are as follows:

                                                                      Percentage of total
                                                   Number of             Common Shares
                                                   Common Shares     Issued and Outstanding
Name of Shareholder                                Held
--------------------------------------------------------------------------------------------
Glencoe Skydome Holdings, L.P. (1)(2)               1,827,667              27.0%
Fred A. Litwin (2)(3)(4)                            1,574,841              23.3%
Howson Tattersall Investment Counsel Limited        1,153,400              17.0%
Prides Capital Parnters, L.L.C.(5)                    862,100              12.7%


(1) Reflects shares held of record by Glencoe Skydome Holdings, L.P. Glencoe Capital, LLC, through its control of the general partner of Glencoe Skydome Holdings, L.P., may be deemed to have voting and dispositive control over these shares; however, Glencoe Capital, LLC disclaims any beneficial ownership in these shares, except for its pecuniary interest therein.

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

(3) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 54.55% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation. Consolidated Mercantile Incorporated holds 1,549,841 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

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


     As at January 29, 2006, to the Company's knowledge, there were approximately 365 holders of Common Shares. Of these, 241 record holders of Common Shares holding an aggregate of 2,264,919 shares, representing approximately 33.3% of the Company's issued and outstanding Common Shares, were resident in the United States.

Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.Related Party Transactions for Fiscal Year End

Professional consulting fees of Cdn $205,000 (USD $168,000) (2004 - USD $155,000) were paid or accrued to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of Cdn $205,000 until July 1, 2009.

Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company (the "Purchaser"). Under the terms of the agreement, at any time on or before March 27, 2005, the Purchaser may require the Company to sell a property that has industrial contamination to the Purchaser or the Company may require the Purchaser to buy the property for a price of Cdn. $3 million (U.S. $2.5 million). The purchase price will be paid in cash of Cdn $2.5 million and by the take-back of a 5 year, non-interest bearing mortgage of Cdn $0.5 million (U.S. $0.4 million), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of U.S. $0.3 million. The purchaser's ability to offset envirnmental costs against this mortgage does not constitute the Company's continuing involvement. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with the Purchaser, whereby the Company will lease the property for an initial term of 10 years with a five-year renewal option, which can be exercised by either party. Any gain recorded will be reduced by the potential offset (Cdn $0.5 million) that the purchaser can claim for remediation costs. The gain recognized will be deferred and amortized over the term of the lease. An independent committee of the board of directors approved this transaction and conveyance of the property is subject to the approval of the Company's operating lenders.

On September 22nd, 2004, the Purchaser exercised the call on the property, however title to the property was not conveyed at that time as the Company's lenders had not provided their consent. The Company's lenders in late 2004 provided a $5 million temporary working capital line that included the subject property as part of the collateral required for the advance. This temporary working capital line was paid off during 2005 and as part of the renewal of the Company's lending facilities the lenders agreed to provide the same working capital loan, with similar collateral requirements, until February 2006. As a result of the Company's funding requirements and the use of the property as collateral the Company's lenders have not provided consent to the conveyance as of the date of this report.

In late 2005 the Purchaser and the Company agreed to list the property for sale. In December 2005 a conditional sale agreement was entered into with an unrelated third party. The sale agreement is subject to due diligence and financing, the consent of the Purchaser and the Company's lenders. If these conditions are satisfied and the conditional price reaffirmed, the company could realize sale proceeds that will be reduce its bank debt. The Purchaser and the Company has referred the matter to an independent committee of the board who, in the event that the sale proceeds, will negotiate the consent of the Purchaser.


ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17.

Dividend Policy:
The Company does not currently anticipate paying dividends for at least the next three years. The Company's current intention is to reinvest earnings in the business for long term growth. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the financial condition, results of operations, capital requirements and such other functions as the Board of Directors consider relevant.


B.       Significant Changes

None.


ITEM 9. THE OFFER AND LISTING

Not applicable except for item 9A and Item 9C.

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


                               Toronto Stock                    American Stock
                                 Exchange                         Exchange
                                   CDN                              USD
                            High          Low                High            Low
     Annual Information
               2001          6.25          3.25               3.90          2.19
               2002          9.66          3.65               6.25          2.26
               2003         14.26          7.50              10.64          4.86
               2004         15.10          9.95              11.42          7.50
               2005         11.55          4.25               9.60          3.64


     Quarterly Information

January 31, 2003            10.35          7.50               6.80          4.86
April 30, 2003              10.20          9.45               7.00          6.26
July 31, 2003               13.75          9.25               9.98          6.00
October 31, 2003            14.26         12.45              10.64          8.80
January 31, 2004            15.00         12.80              11.42          9.70
April 30, 2004              15.10         13.45              11.39         10.25
July 31, 2004               14.37         11.65              10.65          8.72
October 31, 2004            12.25          9.95               9.25          7.50
January 31, 2005            11.55         10.10               9.60          8.41
April 30, 2005              10.85          9.00               8.85          7.41
July 31, 2005               10.32          7.85               8.13          6.37
October 31, 2005             7.70          4.25               6.59          3.64
January 31, 2006             5.00          4.25               4.20          3.70

       Monthly Information

August 31, 2005              7.70          6.99               6.59          5.65
September 30, 2005           7.05          6.00               5.75          4.90
October 31, 2005             6.00          4.25               5.17          3.64
November 30, 2005            5.00          4.75               4.24          3.92
December 31, 2005            4.78          4.31               4.13          3.81
January 31, 2006             4.65          4.25               4.04          3.70
February 28, 2006            4.50          4.25               3.80          3.66


     Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Polyair Inter Pack's common shares are listed on the Toronto and American Stock Exchanges under the symbol PPK. As at October 31, 2005, there were 6,797,250 common shares issued and outstanding along with 241,400 stock options. Each vested stock option entitles the holder to purchase one common share. The Company also has a $5 million convertible note outstanding that can be converted at the option of the holder into 598,802 common shares. The Company may prepay this note or convert it into 598,802 Series A Preference shares at any time after March 31, 2006.

B. Memorandum and articles of association

Reference is made to Exhibit 3.1 to the Registration on Form 10 filed with the Securities and Exchange Commission on November 18, 1997.

C. Material Contracts None, outside the ordinary course of business.


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


F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display
Any statement in this annual report about any of our contracts or other documents is not necessarily complete if the document is filed as an exhibit to the annual report and the filed contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of our filings with the SEC, including exhibits and schedules, at the SEC's public reference facilities at 100 F Street, N.E., Washington, DC 20549 and a the regional offices of the SEC. The SEC maintains a web site, www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. The Company makes its filings electronically with the SEC


I.       Subsidiary information

See Item 4C Organization Structure.


ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK


The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table below presents principal cash flows and related weighted average interest rates by expected maturity dates. The instrument's actual cash flows are denominated in both U.S. dollars
(USD) and Canadian dollars (CAD), as indicated in parenthesis:

(in 000's USD)
                                            Expected Maturity Date
                           2006        2007        2008        2009     2010     Thereafter        Total
Fixed Rate (USD)           $343        $163          $0       $   -     $   -     $    -            $506
Average Interest Rate      1.8%        3.0%        3.0%        0.0%      0.0%       0.0%

Fixed Rate (CAD)         $1,280      $1,376      $1,434        $846      $141         $0          $5,077
Average Interest Rate     6.41%        7.2%        7.2%        7.2%      7.1%       0.0%

Variable Rate (USD)      $2,257      $2,104      $1,367      $1,379    $1,399     $4,200         $12,707
Average Interest Rate      6.0%        6.5%        6.3%        6.2%      6.0%       5.8%

Variable Rate (CAD)        $312        $312        $312        $312      $312       $313         $ 1,871
Average Interest Rate      6.4%        6.4%        6.4%        6.4%      6.4%       6.4%



As the Company's reporting currency is the U.S. dollar, the Company may incur translation gains or losses for debt instruments denominated in Canadian dollars. Earnings are negatively impacted when the Canadian dollar appreciates compared with the U.S. dollar.

The interest rates for variable rate loans is tied to the prime interest rates in Canada and the U.S. Therefore, the Company's earnings may be negatively impacted when these prime rates rise.

Commodity prices and availability - The Company uses various commodity raw materials in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components. To mitigate the risk of rising input prices, the Company implements periodical price increases. However, such price increases are subject to competitive market pressures. The Company currently has alternate suppliers for its key raw materials. In the event of strong global demand for these materials it is possible that supply in North America could be constrained, as was the case in the fourth quarter of 2005 when the supply of petrochemical based resins were tight as a result of hurricanes affecting manufacturing facilities in the Gulf coast. The Company has strong relationships with its key suppliers and it has occasionally entered into short terms supply contracts to ensure continued supply. In order to ensure sufficient quantities of resin to continue production, the Company purchased resin imported from Asia during the period of tight supply. However, sourcing resin from the Far East on an ongoing basis may not be a viable solution to serve the Company's ongoing production needs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
     Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the fiscal year covered by this report, that:

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

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT.
The Board of Directors has determined that Mr. Jon Burgman, chairman of the audit committee is an audit committee financial expert. Mr. Burgman is independent of management. For a description of Mr. Burgman's education and experience, please refer to item 6 (C). The other members of the Audit Committee are Mr. Sidney Greenberg and Mr. Sol Nayman, both of which are independent.


ITEM 16 B. CODE OF ETHICS.

     The Company has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. The Company is preparing a formal Code of Ethics, which it expects will be adopted during fiscal 2006. This code of ethics will provide written standards for honest and ethical conduct including actual or apparent conflicts of interest between personal and professional relationships, compliance with applicable government laws, rules and regulations and provide for prompt internal reporting of violations of the code. The Company has also developed for review and approval by the Board of Directors, a Disclosure and Investor Relations Policy which calls for the establishment of a Disclosure Committee to ensure the full, fair, accurate and timely disclosure in reports and other documents that the Company files with the SEC. The Company and its Board have also approved a Policy on Reporting Ethical Violations (Whistle Blower Policy) and expects to implement this policy early 2006.



ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

KPMG LLP, the external auditors of the Company, reported on the fiscal 2005 audited financial statements which have been filed. Fees paid to KPMG LLP for its services during fiscal 2005 are disclosed below.

The Company's Audit Committee is responsible for overseeing the work of the independent auditors and considering whether the provision of services, other than audit services, is compatible with maintaining the auditor's independence.

The Audit Committee has a policy of requiring its pre-approval of the annual audit plan and fees. In the event that any adjustment to audit fees are required during the year, such adjustments shall be approved by the Chairman of the Audit Committee, acting alone and that these adjustments be advised to other members of the Audit Committee.

In the case of non-audit fees (including tax matters), the engagement must be pre-approved by the Audit Committee and the Chief Financial Officer.

A schedule of fees paid to the principal accountant are disclosed below. The "other fees" paid related to the review of the Company's Sarbanes Oxley documentation and testing.

External auditor services           Fiscal 2005        Fiscal 2004
                                       Fees                Fees
Audit Fee                           $ 358,000           $ 286,000
Tax Fee                               107,000             106,000
All other fees                         51,000              19,000
Total                               $ 543,000           $ 411,000

During the financial year October 31, 2005, 100% of the fees described above were pre-approved by the audit committee.

ITEM 16 D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.
Not applicable.

E. Purchases of equity securities by the issuer and affiliated purchasers. Not Applicable


ITEM 17. FINANCIAL STATEMENTS

     The Audited Consolidated Financial Statements as at October 31, 2005 are included on page XX (Insert financials after exhibits and CEO/CFO certifications) are the following:


     The financial statements included herein are the following:

     Audited Consolidated Financial Statements as at October 31, 2005.

ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to provide Financial Statements pursuant to Item
17.


ITEM 19. EXHIBITS

Reference is made to the Index to Financial Statements and Supplemental Information set forth on page __ of this Annual Report.


Number:                    Exhibit

3.1 Form of Shareholders Agreement dated February 20, 1996 between Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenic Marzano, Henry Schnurbach, Gary Crandall, Alan Castle and Montreal Trust Company and Polyair Inter Pack Inc. Reference is made to the exhibit attached to the Company's General Statement of Acquisition of Beneficial Ownership on Form SC 13D filed on February 25, 2004, which exhibit is incorporated herein by reference.

3.1 Form of Shareholders Agreement dated March 10, 2004 by and among Consolidated Mercantile Incorporated, Glencoe Skydome Holdings, L.P., Henry Schnurbach and Fred A. Litwin, as shareholders of Polyair Inter Pack Inc. Reference is made to the exhibit attached to the Company's Amended General Statement of Acquisition of Beneficial Ownership on Form SC 13D/A filed on March 22, 2004, which exhibit is incorporated herein by reference.

4.1 Asset Purchase Agreement by and among Jacuzzi Inc, Jacuzzi Leisure Products Inc. and Polyair Inter Pack Inc. made as of March 29, 2003. Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed on May 2, 2005, which exhibit is incorporated herein by reference.

4.2 Form of Employment Agreement between Cantar/Polyair Canada Limited and Alan Castle

4.3 Form of Employment Agreement between Cantar/Polyair Canada Limited and Henry Schnurbach

4.4  Form of Stock Option Plan

4.5 Sixth amended and restated credit agreement by and among LaSalle Business Credit, Cantar/Polyair Canada Limited, an Ontario corporation and Cantar Pool Products Limited, dated as of July 26, 2005

4.6 Put/Call Agreement made the 24th day of March, 2004 between Faircove Investments Inc. and Hawkline Developments Inc. Reference is made to
     Exhibit 4.1 attached to the Company's Annual Report of on Form 20-F filed on May 2, 2005, which exhibit is incorporated herein by reference.

4.7 Form of Employment Agreement between Cantar/Polyair Corporation and Gary Crandall

4.8  Waiver and Seventh  amended  and  restated  credit  agreement  by and among
     LaSalle  Business  Credit,   Cantar/Polyair   Canada  Limited,  an  Ontario
     corporation and Cantar Pool Products Limited, dated as of October 31, 2005

8.1  List of subsidiaries (included in Item 4C of this annual report)

11.1 Audit Committee Charter

11.2 Compensation Committee Charter

11.3 Investor Relations Policy

11.4 Insider Trading Policy

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

13.2 Certification of Financial Officer under section 906 of the Sarbanes-Oxley Act.

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

     Auditors' Report...........................................................

     Consolidated Balance Sheet as at October 31, 2005 and 2004.................

     Consolidated Statement of Income and Retained Earnings for the Years
      ended  October 31, 2005, 2004 and 2003....................................

     Consolidated Statement of Cash Flows for the Years ended
      October 31, 2005, 2004 and 2003...........................................

     Notes to Consolidated Financial Statements.................................

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it is duly caused and authorized to sign this annual report on its behalf.

                             POLYAIR INTER PACK INC.




                              /s/ Henry Schnurbach
                             -----------------------------------------
                             Henry Schnurbach, President and
                             Chief Executive Officer.





Dated: March 13, 2006

                       Consolidated Financial Statements

                             POLYAIR INTER PACK INC.

                   Years ended October 31, 2005, 2004 and 2003

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

The Board of Directors is responsible for overseeing Management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors is assisted in meeting this responsibility through the Audit Committee.

The Audit Committee is appointed by the Board of Directors and its members are outside, unrelated directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the Management Discussion and Analysis, the financial statements and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.









Henry Schnurbach                                         Victor D'Souza

President and Chief Executive Officer                    Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Polyair Inter Pack Inc.

We have audited the accompanying consolidated balance sheets of Polyair Inter Pack Inc. as of October 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polyair Inter Pack Inc. as of October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

DRAFT

Chartered Accountants
Toronto, Canada
January 23, 2006, except
as to notes 24(b) and 25 which are as
of March 8, 2006

COMMENTS BY AUDITORS ON CANADA-U.S. REPORT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated January 23, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

DRAFT

Chartered Accountants
Toronto, Canada
January 23, 2006, except
as to notes 24(b) and 25 which are as
of March 8, 2006

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
October 31

----------------------------------------------------------------------------------------------------------------------
                                                                                       2005                      2004
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash                                                                        $  $ 183                  $  2,286
       Accounts receivable, net                                                      23,264                    25,063
       Due from joint venture (note 19)                                                  38                        39
       Inventory (note 6)                                                            28,421                    42,177
       Prepaid expenses and other                                                     2,565                     2,496
       Income taxes receivable                                                        1,953                     1,518
       Future income tax (note 13)                                                    1,422                     1,576
       ---------------------------------------------------------------------------------------------------------------
                                                                                     57,846                    75,155
Property, plant and equipment, net (note 7)                                          38,749                    42,696
Future income tax (note 13)                                                           1,969                     1,280
Intangible and other assets, net (note 8)                                             2,800                     2,354

----------------------------------------------------------------------------------------------------------------------
                                                                                   $101,364                  $121,485
======================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
       Bank indebtedness (note 9)                                                  $ 21,096                  $ 18,673
       Accounts payable and accrued liabilities                                      31,685                    35,044
       Income taxes payable                                                             113                       250
       Current portion of long-term debt (note 10)                                   20,161                     5,893
       ---------------------------------------------------------------------------------------------------------------
                                                                                     73,055                    59,860
Long-term debt (note 10)                                                                  -                    18,232
Convertible note (note 5)                                                               876                     1,082
Future income tax (note 13)                                                           3,720                     4,854

Shareholders' equity:
       Convertible note (note 5)                                                      4,343                     4,081
       Capital stock (note 11)                                                       13,183                    11,513
       Contributed surplus                                                              212                        83
       Retained earnings                                                              2,821                    18,648
       Cumulative translation account                                                 3,154                     3,132
       ---------------------------------------------------------------------------------------------------------------
                                                                                     23,713                    37,457
Basis of presentation (note 2)
Commitments and contingencies (notes 14 and 15)

----------------------------------------------------------------------------------------------------------------------
                                                                                   $101,364                  $121,485
======================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


On behalf of the Board:

Fred A. Litwin                                                 Henry Schnurbach
Chairman of the Board                                          President & CEO

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31
------------------------------------------------------------------------------------------------------------------------------
                                                                                    2005               2004              2003
------------------------------------------------------------------------------------------------------------------------------
Sales                                                                          $ 196,174           $191,656          $142,776
Cost of sales                                                                    175,186            159,767           110,032
------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                      20,988             31,889            32,744
Selling, general and administrative expenses                                      34,404             30,832            23,434
Net interest expense and other (notes 7 and 21)                                    6,508              2,101             1,595
------------------------------------------------------------------------------------------------------------------------------
(Loss) / income before income taxes                                              (19,924)            (1,044)            7,715

Income taxes (recovery) (note 13):
      Current                                                                     (1,744)            (1,435)            2,356
      Future                                                                      (2,511)             1,396               629
------------------------------------------------------------------------------------------------------------------------------
                                                                                  (4,255)               (39)            2,985
------------------------------------------------------------------------------------------------------------------------------
Net (loss) / income before extraordinary gain                                    (15,669)            (1,005)            4,730
Extraordinary gain, net of taxes (note 20)                                             -                948                 -
------------------------------------------------------------------------------------------------------------------------------
Net (loss) / income                                                            $ (15,669)             $ (57)         $  4,730

Retained earnings, beginning of year                                           $  18,648           $ 18,869          $ 14,614
Premium on common shares purchased for
cancellation (note 11)                                                                 -                  -              (372)

Convertible note charge (note 5)                                                    (158)              (164)             (103)

------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                                 $   2,821           $ 18,648          $ 18,869
==============================================================================================================================

Net (loss) / income before extraordinary gain per share (note 12)
            Basic                                                                $ (2.37)           $ (0.19)           $ 0.76
            Diluted                                                              $ (2.37)           $ (0.19)           $ 0.66

==============================================================================================================================
Net (loss) / income per share (note 12)
            Basic                                                                $ (2.37)           $ (0.04)           $ 0.76
            Diluted                                                              $ (2.37)           $ (0.04)           $ 0.66

==============================================================================================================================
Weighted average number of shares outstanding (note 12)
            Basic                                                              6,673,370          6,130,264         6,113,022
            Diluted                                                            6,673,370          6,130,264         7,052,477
==============================================================================================================================

The accompanying notes are an intergral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)


Years ended October 31
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        2005               2004               2003
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities:
         Net (loss) / income                                                       $ (15,669)          $    (57)           $ 4,730
         Items which do not involve cash:
                 Depreciation and amortization                                         8,625              7,231              5,925
                 Loss (gain) on sale of assets                                           210               (616)                 -
                 Extraordinary items                                                       -               (948)                 -
                 Impairment of Property, plant and equipment                           2,866                  -                  -
                 Stock based compensation                                                129                 83                  -
                 Future income taxes and other                                        (2,512)             1,361                623

         Change in non-cash operating working capital:
                 Accounts receivable                                                   2,092               (256)            25,647
                 Inventory                                                            14,052             (9,504)            (2,857)
                 Prepaid expenses and other                                              (94)              (190)            (1,086)
                 Accounts payable and accrued liabilities                             (4,144)             8,523               (708)
                 Income taxes payable/receivable                                        (537)            (3,023)            (1,154)
          Interest on convertible debenture                                        $    (184)          $   (194)           $   (85)
         --------------------------------------------------------------------------------------------------------------------------
                                                                                       4,834              2,410             31,035

Investing activities
         Purchase and deposits on building and equipment                              (5,734)           (10,064)            (8,946)
         Proceeds from sale of equipment                                                  51                616                  -
         Acquisition (note 4)                                                              -                  -            (32,122)
         Due to (from) joint venture                                                     (31)               168               (411)
         Other                                                                          (481)              (394)              (272)
         --------------------------------------------------------------------------------------------------------------------------
                                                                                      (6,195)            (9,674)           (41,751)
Financing activities:
         Increase in long-term debt                                                    1,717              8,620                585
         Repayment of long-term debt                                                  (6,100)            (4,521)            (3,285)
         Net increase in bank indebtedness                                             2,084              4,269             12,550
         Common shares repurchased                                                         -                  -               (559)
         Stock options exercised                                                       1,670              1,585                104
         --------------------------------------------------------------------------------------------------------------------------
                                                                                        (629)             9,953              9,395

Effect of currency translation on cash balances                                         (113)            (1,291)              (789)
         --------------------------------------------------------------------------------------------------------------------------

(Decrease) / Increase in cash                                                         (2,103)             1,398             (2,110)
Cash, beginning of year                                                                2,286                888              2,998
-----------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                  $     183           $  2,286            $   888
===================================================================================================================================

Supplemental cash flow information:
         Interest paid                                                             $   3,306           $  2,581            $ 1,428
         Net income taxes (recovered) / paid                                       $  (1,119)          $  1,334            $ 4,275

Non-cash transactions:
         Non-cash consideration paid on acquisition (note 4)                       $       -           $      -            $ 6,814


The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2005, 2004 and 2003


1.   Nature of the business:

     Polyair Inter Pack Inc. (the "Company" or "Polyair") is a public company whose shares trade on the Toronto and American Stock Exchanges. The Company manufactures and distributes packaging and pool products.


2.   Basis of presentation:

     Effective October 31, 2005 the Company renewed its banking agreements with its existing lenders for an additional 3 year period and negotiated the temporary suspension of its interest and debt service covenants, and their replacement by a covenant that requires the Company to meet a certain maximum level of pre-tax losses, tested on a quarterly basis. This covenant suspension and replacement took effect on October 31, 2005. Subsequent to renewal of the bank facility the Company finalized an impairment test on the long-lived assets of the pool products segment and recorded provisions against these assets. The covenants established in the renewal of the bank facility had not contemplated these provisions and the Company's lenders agreed to a further amendment to accommodate these and other provisions. After giving effect to these changes, the Company was in compliance with all of its bank debt covenants as at October 31, 2005.

     The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At October 31, 2005, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in full compliance of its revised covenants and accordingly, the Company has continued to classify the term loans provided by these and other lenders as current. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in notes 9 and 10.

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company's lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability of the Company's packaging segment, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.


3.   Significant accounting policies:

     The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada.

     (a)  Basis of consolidation:

          The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from the respective date of acquisition. The accounts also include the Company's proportionate share of assets and liabilities of PXL Cross Linked Foam Corporation (50.1% owned) (note 19).

     (b)  Reporting currency and foreign currency translation:

          The Company's reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations.

          Monetary items denominated in currencies other than the operation's functional currency, such as cash and accounts receivable, are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates. Non-monetary items denominated in foreign currencies, such as property, plant and equipment and long-term debt, are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in currencies other than the operation's functional currency are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses arising from such translations are included in income.

          The Company's Canadian operations are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenues and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on this translation are deferred into the Cumulative Translation Account reported as a component of shareholders' equity.

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


      --------------------------------------------------------------------------

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
      Leasehold improvements                             Over term of lease plus
                                                              first renewal term

      --------------------------------------------------------------------------


          Property, plant and equipment, and other long-lived assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying values of such assets exceed the projected future undiscounted cash flows. The Company is required to reduce the carrying value of the assets to their fair value and recognize an impairment charge.

     (f)  Intangible and other assets:

          Patent, trademarks and license agreements are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives of the intangible assets (5 to 11 years) using the straight-line method.

          Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the synergies of the business combination.

          Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

          The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings before extraordinary items and discontinued operations.


          Deferred financing costs are amortized over the term of the related financing. The amortization of deferred financing costs is included in Net interest expense and other.


     (g)  Financial instruments:

          The Company, in the normal course of business, periodically enters into future foreign currency exchange contracts to manage foreign currency exposures. These contracts are not designated and documented as hedging relationships in accordance with Accounting Guideline 13, Hedging Relationships, and, accordingly, are measured at fair value with changes in fair value recorded in the statements of income and retained earnings.

     (h)  Income taxes:

          The Company follows the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts employed for income tax purposes and the benefit of losses to be carried forward to future years for income tax purposes.

          Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

     (i)  Stock-based compensation plan:

          The Company has a stock-based compensation plan, which is described in note 11.

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

     (j)  (Loss) income per share:

          Basic (loss) income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and the conversion of the convertible note.

     (k)  Use of estimates:

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

          The Company maintains a provision for obsolete inventory. In evaluating the adequacy of the Company's provision for inventory obsolescence a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in demand for products, planned obsolescence and product replacement. The Company's provision for inventory obsolescence may require adjustment as these factors change.

          The Company establishes a warranty provision based on claims it has had on a historical basis. In the Pool Division, the Company does not have a long experience with warranty claims for the Atlantic/Jacuzzi products as they were acquired in 2003. The warranty provision related to these products was therefore established based on 2004 and 2005 experience and an analysis of individual product warranties. As a result, actual warranty claims may differ from the estimated provision.

          The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it typically does not carry collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

     (l)  Environmental obligations:

          The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when known or considered probable and can be reasonably estimated. The Company provides for environmental liabilities using best estimates. Actual environmental liabilities could differ significantly from these estimates.

     (m)  Asset retirement obligations

          The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

4.   Acquisition:

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

     ---------------------------------------------------------------------------
     Accounts receivable                                               $ 33,043
     Inventory                                                           14,680
     Accounts payable and accrued liabilities                            (6,217)
     Other long-term liabilities                                         (1,324)

     ---------------------------------------------------------------------------
                                                                       $ 40,182
     ===========================================================================

     Consideration:
      Cash                                                             $ 32,122
      Convertible note (note 5)                                           5,000
      Acquisition accruals                                                3,246
      Due from vendor                                                      (186)

     ---------------------------------------------------------------------------
                                                                        $ 40,182
     ===========================================================================



5.   Convertible note:

     As part of the Atlantic/Jacuzzi acquisition noted above (note 4), the Company issued a $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible at the option of the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares, which carry similar conversion features.

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


6.   Inventory:

                                                2005                 2004
     -----------------------------------------------------------------------

     Raw materials                            $ 17,220             $ 29,839
     Finished goods                             11,201               12,338
     -----------------------------------------------------------------------
                                              $ 28,421             $ 42,177
     =======================================================================

7.   Property, plant and equipment:

     ---------------------------------------------------------------------------------------------------------------------
     2005                                                               Cost                Accumulated         Net book
                                                                                            depreciation          value
     ---------------------------------------------------------------------------------------------------------------------
     Land                                                           $    132                $      -            $    132
     Building                                                          8,226                   1,619               6,607
     Machinery, equipment, furniture & fixtures                       64,996                  37,464              27,532
     Computer equipment                                                3,619                   3,060                 559
     Leasehold improvements                                            6,281                   4,453               1,828
     Construction in progress                                          1,920                       -               1,920
     Computer equipment under capital lease                              206                      35                 171
                                                                    -----------------------------------------------------
                                                                    $ 85,380                $ 46,631            $ 38,749
                                                                    =====================================================


     As a result of substantial losses incurred in the Pool products segment, the Company evaluated this segment's Property, plant and equipment to determine if their carrying value exceeded their projected undiscounted future cash flows. The Company determined that it was appropriate to reduce the carrying value of these assets and recognized an impairment charge of $2,866, which has been included in Net interest expense and other in the consolidated income statement.

       -------------------------------------------------------------------------------------------
     2004                                               Cost            Accumulated       Net book
                                                                       depreciation         value
     ---------------------------------------------------------------------------------------------
     Land                                              $ 132           $      -           $    132
     Building                                          8,226              1,407              6,819
     Machinery, equipment, furniture and fixtures     56,860             28,836             28,024
     Computer equipment                                3,033              2,403                630
     Leasehold improvements                            5,839              2,621              3,218
     Construction in progress                          3,873                  -              3,873
                                                    ----------------------------------------------
                                                    $ 77,963           $ 35,267           $ 42,696
                                                    ==============================================


     Construction in progress represents primarily costs paid to vendors for Machinery and equipment constructed or developed over time. No depreciation expense is taken on these assets as depreciation commences when they become available for commercial use.

     In 2004, the Company sold the injection moulding equipment of it's Pool division and recorded a gain of $616 (after tax gain of $370). The gain is included in Net interest expense and other (note 21).



8.   Intangible and other assets:

     2005                                                Cost             Accumulated        Net book
                                                                         amortization          value
     -------------------------------------------------------------------------------------------------
     Patent, trademarks and license agreements       $    816           $     432             $   384
     Deferred financing costs                             652                 278                 374
     Goodwill                                           1,226                 302                 924
     Other assets                                       1,118                   -               1,118
                                                     -------------------------------------------------
                                                     $  3,812           $   1,012             $ 2,800
                                                     =================================================



     Other assets include $727 ($672 - 2004) representing the Company's proportionate share of the amount it advanced to its joint venture PXL, as well as an advance of $391 ($153 - 2004) to another business partner for the purpose of funding the development of a new product line and for the construction of machinery and equipment.


     2004                                                  Cost            Accumulated        Net book
                                                                          amortization          value
     --------------------------------------------------------------------------------------------------
     Patent, trademarks and license agreements         $    498          $     371            $    127
     Deferred financing costs                             1,696              1,200                 496
     Goodwill                                             1,199                293                 906
     Other assets                                           825                  -                 825
                                                       ------------------------------------------------
                                                       $  4,218          $   1,864            $  2,354
                                                       ================================================


     Deferred financing costs and the related accumulated amortization were reduced by $1,153 in 2005 to reflect the maturity of the banking agreement.


9.   Bank indebtedness:

     Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital with availability determined periodically based on eligible accounts receivable and inventory. Based on October 31, 2005 collateral balances, the available credit facility is $27.2 million of which the Company has used $4.0 million for the issuance of letters of credit and has drawn $21.1 million for operating cash.

     The Company renewed its banking agreement on October 31, 2005 for a three-year term. The lenders also agreed to provide an additional $5 million temporary working capital line until February 28, 2006. As part of the renewal, the Company's lenders required the Company, in the event that it did not conclude a sale of its non-packaging assets, to raise $10 million of new funding, by March 31, 2006. In addition, the lenders temporarily suspended two debt service covenants and replaced them with a covenant that limits the Company's pre-tax losses, tested on a quarterly basis. This covenant suspension and replacement took effect on October 31, 2005. These covenants have been suspended until October 31, 2006 after which these covenants will be reinstated. The Company is also required to maintain a certain level of tangible net worth during these periods and the lenders have placed limitations on the Company's capital expenditures. In addition, as part of the renewal, the Company's lenders increased the interest rates on the working capital facility and term loans by 0.75%. These rates are based on the Company's current level of debt service coverage, and may decrease after April 2006 in the event that the Company improves its profitability. The un-drawn portion of the credit facility is subject to a fee of 0.5% per annum.

     The working capital credit facility is secured by substantially all the assets of the Company.

     --------------------------------------------------------------------------------------------------------------
                                                                                      2005                    2004
     --------------------------------------------------------------------------------------------------------------
     US dollar working capital credit facility, interest
     payable at U.S. prime plus 0.75% or LIBOR plus
     3.5% at the option of the company.                                          $   9,402               $   2,591

     Canadian dollar (Cdn $13,813) working capital credit facility,
     interest payable at Canadian prime plus 1.25%.                                 11,694                  16,082
                                                                               ------------------------------------
                                                                                 $  21,096               $  18,673
                                                                               ====================================

10.  Long-term debt:

-----------------------------------------------------------------------------------------------------
                                                                                      2005     2004
-----------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2010                                                       $ 4,887   $ 4,031

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1.75%, maturing on October 2011
                                                                                     1,872     2,122

U.S. dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR plus 3.15%. Maturing at various dates ranging from
February 2009 to July 2009
                                                                                     1,675     2,558

U.S. dollar bank loans repayble by monthly principal payments, bearing interest at U.S. prime plus 1.25%, or LIBOR plus 3.75% at the option of the Company, maturing at various dates ranging from October 2011 to May 2014
                                                                                     8,606     9,801

U.S. dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various dates ranging from November 2005 to May 2007
                                                                                       506     1,055

U.S. dollar Industrial Revenue Bonds repayable in fixed annual payments, bearing interest at 6.5% per annum, maturing April 1, 2005
                                                                                         -     2,000

U.S. dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations, maturing
June 1, 2016
                                                                                     2,425     2,558

Canadian dollar Capital lease obligation, repayable by monthy principal and interest payments, bearing interest at 8.34% per annum, maturing August 2009
                                                                                       190         -

                                                                                    ------    ------

                                                                                    20,161    24,125

Less: current portion
                                                                                    20,161     5,893

-----------------------------------------------------------------------------------------------------
                                                                                   $     -   $18,232
=====================================================================================================




The bank loans are secured by a first charge on substantially all the assets of the Company and are governed by the same lending agreement as the working capital credit facility. The Industrial Revenue Bonds are secured by a first charge on specific land and buildings and supported by a letter of credit. Equipment loans are secured by a first charge on specific equipment.

--------------------------------------------------------------------------------

Under the terms of the debt agreements, the following are the original repayment terms:

2006                                                                  $ 4,193
2007                                                                    3,954
2008                                                                    3,112
2009                                                                    2,537
2010                                                                    1,852
Thereafter                                                              4,513
------------------------------------------------------------------------------
                                                                     $ 20,161
===============================================================================


11.  Capital stock:

     Authorized:

           598,802 Series A preference shares,
              non-voting, cumulative, bearing dividend at an annual rate of $0.501 per share, redeemable and convertible, at the option of the holder, into an equivalent number of common shares

           Unlimited common shares

     Issued common shares:

-------------------------------------------------------------------------------------------------------------------
                                                        2005                                    2004
-------------------------------------------------------------------------------------------------------------------
                                            Shares               Amount           Shares                 Amount
-------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year             6,448,350            $ 11,513         6,126,500              $  9,928
Options exercised during year                348,900               1,670           321,850                 1,585

-------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                   6,797,250            $ 13,183         6,448,350              $ 11,513
-------------------------------------------------------------------------------------------------------------------


     Stock options:
     All options are set to expire 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 common shares since the inception of the plan, and amended the plan in 2005 to authorize an additional 300,000 options for a total of 1,441,000 options. At October 31, 2005, 241,400 remain outstanding (2004 - 542,700) at prices ranging from Cdn. $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options was 5.30 years (2004 - 3.24 years; 2003 - 3.77 years) and 147,550 (2004 - 472,594; 2003 - 769,264)
     options were exercisable at prices ranging from Cdn. $6.00 to $13.44 per share.

----------------------------------------------------------------------------------------------------------------------
                                               Options                                 Average exercised price ($Cdn.)
                                      ----------------------------------------   -------------------------------------
                                          2005          2004         2003               2005         2004        2003
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              542,700       868,750     837,650         $ 6.54       $ 6.34      $ 6.00
Granted                                     102,400             -      55,700          10.65            -       11.28
Exercised                                  (348,900)     (321,850)    (23,200)         (6.00)       (6.00)      (6.00)
Forfeited                                   (54,800)       (4,200)     (1,400)         (9.50)       (8.66)      (6.00)

----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                    241,400       542,700     868,750         $ 8.33       $ 6.54      $ 6.34
======================================================================================================================




     The following table summarizes information about stock options outstanding at October 31, 2005:

------------------------------------------------------------------------------------------------------------------------
                                                    Options outstanding                          Options exercisable
                                         ------------------------------------------        ---------------------------
Exercise prices ($Cdn.)                      Number       Weighted          Weighted          Number         Weighted
                                          outstanding      average          average         exercisable       average
                                                          remaining         exercise                         exercise
                                                         contractual     price ($Cdn.)                      price  ($
                                                        life (years)                                            Cdn.)
----------------------------------------------------------------------------------------------------------------------
$6.00                                           123,300          2.36      $  6.00               110,786      $  6.00
$6.82                                             7,000          6.42         6.82                 3,500         6.82
$9.60                                             2,800          7.50         9.60                 1,400         9.60
$10.00                                           24,500          7.42        10.00                12,250        10.00
$10.65                                           62,400          9.21        10.65                 9,984        10.65
$12.60                                            1,400          7.83        12.60                   630        12.60
$13.44                                           20,000          7.75        13.44                 9,000        13.44
----------------------------------------------------------------------------------------------------------------------

                                               Assumptions
     ----------------------------------------------------------------------------------------------------
                                           Expected    Risk-free       Weighted   Expected       Vesting
                                          voltaility   interest         average     life         period
                                                         rate        fair value
     ----------------------------------------------------------------------------------------------------
     Options granted:
              2005                                23%       3.54%          3.54       9            5
              2004                               No options granted
              2003                                80%       4.00%          9.17      10            5

     ----------------------------------------------------------------------------------------------------


     During the year, the Company, using the assumptions in the table above and the Black-Scholes option-pricing model, recognized stock-based compensation expense of $129 (2004- $83, 2003 - $nil). This amount was credited to contributed surplus.

12.  (Loss) income per share:

     The following table sets forth the calculation of basic and diluted income per share:

     -------------------------------------------------------------------------------------------------------------------
                                                                    2005                  2004                  2003
     -------------------------------------------------------------------------------------------------------------------
     Numerator:
         Net (loss) income, before extraordinary gain            $ (15,669)            $  (1,005)              $  4,730
         Convertible note charge (note 5)                             (158)                 (164)                 (103)
     ------------------------------------------------------------------------------------------------------------------
         Net (loss) income available to common
          shareholders before extraordinary gain                   (15,827)               (1,169)                 4,627
         Extraordinary gain, net of tax                                  -                   948                      -
     ------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders                                           $ (15,827)             $   (221)              $  4,627
     ==================================================================================================================
     Denominator:
         Weighted average number of
          shares outstanding                                     6,673,370             6,130,264             6,113,022
         Effect of dilutive securities:
          Employee stock options*                                        -                     -               340,653
          Convertible note*                                              -                     -               598,802

     ------------------------------------------------------------------------------------------------------------------
     Weighted average shares - diluted*                          6,673,370             6,130,264             7,052,477
     ==================================================================================================================

     * Excludes the effects of 241,400 (2004 - 542,700) stock options to purchase common shares and the potential issuance of 598,802 (2004 -
     598,802)common shares upon conversion of the convertible note that are anti-dilutive.

     Net loss) income per share (based on income before
        extraordinary gain):
          Basic                                                   $  (2.37)             $  (0.19)             $   0.76
          Diluted                                                 $  (2.37)             $  (0.19)             $   0.66

     ==================================================================================================================

     Net   (loss) income per share (based on income after
       extraordinary gain):
          Basic                                                   $  (2.37)             $  (0.04)             $   0.76
          Diluted                                                 $  (2.37)             $  (0.04)             $   0.66

     ==================================================================================================================

13.  Income taxes:

    ---------------------------------------------------------------------------------------------------------------
                                                               2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Current income taxes (recovery):
       U.S. federal                                       $    (661)              $   (1,465)              $  1,330
       U.S. state                                               155                       62                    243
       Canada                                                (1,238)                     (32)                   783
       -------------------------------------------------------------------------------------------------------------
                                                             (1,744)                  (1,435)                 2,356
     Future income taxes (recovery):
       U.S. federal                                          (2,060)                   1,262                    227
       U.S. state                                               (94)                      81                     43
       Canada                                                  (357)                      53                    359
     ---------------------------------------------------------------------------------------------------------------

                                                             (2,511)                    1,396                   629

     ---------------------------------------------------------------------------------------------------------------
                                                         $   (4,255)               $     (39)              $  2,985
     ===============================================================================================================



     The Company's income tax expense (recovery) differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2004- 36.1%; 2003-36.6%) to income as described below:

     -----------------------------------------------------------------------------------------------------------------
                                                                   2005                     2004                  2003
     -----------------------------------------------------------------------------------------------------------------
     Income tax (recovery) expense calculated
       using statutory tax rates                           $   (7,192)               $    (377)              $  2,824
     Non-deductable amounts                                        89                       35                    102
     Manufacturing and processing
       profits deduction (increase)                               214                       15                    (90)
     Foreign earnings subject to different
       tax rates                                                 (345)                     198                      -
     Valuation allowance taken                                  3,441                        -                      -
     Large Corporations Tax                                         -                       85                     77
     Other                                                      (462)                        5                     72
     -----------------------------------------------------------------------------------------------------------------
                                                           $   (4,255)               $     (39)              $  2,985
     =================================================================================================================

     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:

     ---------------------------------------------------------------------------------------------------------------
                                                                                        2005                  2004
     ---------------------------------------------------------------------------------------------------------------
     Current future tax assets:
       Donations                                                                     $      8                $   30
       Inventory                                                                          184                   442
       Accounts Payable and Accrued Liabilities                                         1,328                 1,104
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,520                 1,576
       Valuation allowance                                                               (98)                     -
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,422                 1,576
       -------------------------------------------------------------------------------------------------------------

     Non-current future tax assets:
       Intangible and other assets                                                        248                    31
       Property, Plant and Equipment                                                    1,236                     -
       Non-capital losses carried forward                                               3,169                   711
       Capital losses carried forward                                                      58                    26
       Corporate R&D and minimum tax credit                                               337                   156
       Other long term liabilities                                                         86                     -
       Long-term debt                                                                     479                   657
       -------------------------------------------------------------------------------------------------------------
                                                                                        5,613                 1,581
       Valuation allowance                                                             (3,644)                 (301)
       -------------------------------------------------------------------------------------------------------------
                                                                                        1,969                 1,280
       -------------------------------------------------------------------------------------------------------------
                                                                                        3,391                 2,856

     Non-current future tax liabilities:
       Plant, Property & Equipment                                                     (3,127)               (4,428)
       Long-term debt                                                                    (563)                 (426)
       Intangible and other assets                                                        (30)                    -
       -------------------------------------------------------------------------------------------------------------
                                                                                       (3,720)               (4,854)
       -------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------
     Net future tax assets (liabilities)                                             $   (329)             $ (1,998)
     ===============================================================================================================

     The Company has recorded future tax assets of $3,391 after a valuation allowance of $3,742 is taken into consideration. The valuation allowance is primarily for accumulated tax losses in the Pool products segment, and is due to the uncertainty of this division generating sufficient taxable income to fully utilize these losses. In order to fully realize the remaining future income tax assets, the Company needs to generate future taxable income of approximately $9,388. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

     The Company and its subsidiaries have non-capital losses carried forward of $5,002. These non-capital losses have expiry dates ranging from 2010 to 2015. The Company has recorded a valuation allowance of $1,089 against $3,204 of these loses to recognize those losses, which it does not expect to utilize. In addition to these losses, one of the Company's U.S. subsidiaries has federal non-capital losses carried forward of $1,328, of which $1,222 is restricted and becomes available to be utilized at the rate of $106 each year from 2006 to 2017. The Company has recorded a valuation allowance of $192 against these losses. Some of the Company's U.S. subsidiaries also have state non-capital losses carried forward resulting in a future tax asset of $270, which have expiry dates ranging from 2015 to 2025.



14.  Commitments:

     The Company has office and warehouse facilities under operating leases and computer equipment under capital leases. Rental expenses for all operating leases for the year totalled $3,175 (2004 - $2,925).

     Future minimum rental payments to be made for all non-cancellable operating leases are as follows:

     ------------------------------------------------------------------
     2006                                                     $ 3,171
     2007                                                       2,758
     2008                                                       2,331
     2009                                                       2,137
     2010                                                       1,924
     Thereafter                                                 5,980
     ------------------------------------------------------------------
                                                             $ 18,301
     ==================================================================

     Minimum lease payments for capital leases in aggregate and for the next five years are as follows:

     ---------------------------------------------------------------------------
                                                              Obligations under
                                                              Capital lease
                                                              -----------------
     2006                                                     $     50
     2007                                                           58
     2008                                                           58
     2009                                                           48
                                                                -------
     Total minimum lease payment                              $    214
     Interest included in minimum payments at 8.34%                 24
                                                                -------
     Present value of net minimum lease payments                   190
     Less: Current portion                                          39
                                                                -------
                                                              $    151
                                                                =======




     At October 31, 2005, the Company had commitments of $584 (2004-$920) related to the completion of machinery and equipment under construction.

     During 2005 the Company entered into a joint venture agreement, which requires the Company to invest up to $550 for capital equipment and working capital over a two year period. No costs were incurred in 2005.


15.  Contingencies:


     In the course of operations, the Company may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against the Company with respect to any existing or potential claims.


16.  Related party transactions:


     The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership.

     Management fees of Cdn $205 (U.S. $168) (2004 - U.S. $155) were paid or accrued to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties.

     Under this agreement, the Company is committed to pay an annual management fee of Cdn $205 until July 1, 2009.


     Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company ("the purchaser"). Under the terms of the agreement, at any time on or before March 27, 2005, the purchaser may require the Company to sell a property that has industrial contamination to the purchaser or the Company may require the purchaser to buy the property for a price of Cdn. $3 million (U.S. $2.5 million). The purchase price will be paid in cash of Cdn $2.5 million and by the take-back of a 5 year, non-interest bearing mortgage of Cdn $0.5 million (U.S. $0.4 million), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of U.S. $0.3 million. The purchaser's ability to offset environmental costs against this mortgage does not constitute the Company's continuing involvement. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a five-year renewal option, which can be exercised by either party. Any gain recorded will be reduced by the potential offset (Cdn $0.5 million) that the purchaser can claim for remediation costs. The gain recognized will be deferred and amortized over the term of the lease. An independent committee of the board of directors approved this transaction and conveyance of the property is subject to the approval of the Company's operating lenders.


     In September 2004, the purchaser exercised the call on the property, however title to the property was not conveyed at that time, as the Company's lenders had not provided their consent. The Company has accrued for estimated potential environmental remediation costs.


17.  Financial instruments:

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and working capital credit facility. The Company periodically uses derivative financial instruments, including future contracts to manage its foreign currency exposures. At October 31, 2005, the Company had no outstanding commitments.

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



18.  Segmented information:

     The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

     By geographic region:

     ---------------------------------------------------------------------------------------------------------------
                                                               2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Sales:
       United States                                      $  140,792               $  137,968             $ 112,925
       Canada                                                 42,584                   40,665                27,077
       Europe                                                 12,798                   13,023                 2,774
     ---------------------------------------------------------------------------------------------------------------
                                                          $  196,174               $  191,656             $ 142,776
     ---------------------------------------------------------------------------------------------------------------

     Property, plant and equipment and goodwill:
       United States                                       $  20,746               $   23,345              $ 24,426
       Canada                                                 18,927                   20,257                14,109
     ---------------------------------------------------------------------------------------------------------------
                                                           $  39,673               $   43,602              $ 38,535
     ---------------------------------------------------------------------------------------------------------------

     By operating segment:

     ---------------------------------------------------------------------------------------------------------------
                                                              2005                     2004                  2003
     ---------------------------------------------------------------------------------------------------------------
     Sales
       Packaging products                                  $ 117,266                $ 104,586              $ 89,540
       Pool products                                          78,908                   87,070                53,236
     ----------------------------------------------------------------------------------------------------------------
                                                           $ 196,174                $ 191,656              $142,776
     ================================================================================================================

     In 2005, pool products segment sales include sales of $13,100 to one customer (2004-$18,900). These sales accounted for 16.6% (2004-21.7%) of the pool segment revenues.

     ---------------------------------------------------------------------------------------------------------------
     Depreciation and amortization
       Packaging products                                  $   7,935                $   5,948              $  4,772
       Pool products                                             690                    1,283                 1,153
     ---------------------------------------------------------------------------------------------------------------
                                                           $   8,625                $   7,231              $  5,925
     ===============================================================================================================

     (Loss) Income before net interest expense and
       other, and income taxes
       Packaging products                                  $   2,542                $  11,779              $ 10,684
       Pool products                                          (9,516)                  (3,959)                3,701
       Corporate expenses                                     (6,442)                  (6,763)               (5,075)
     ---------------------------------------------------------------------------------------------------------------
                                                           $ (13,416)                $  1,057              $  9,310
     ===============================================================================================================

     Non-recurring gains (net of tax)
       Packaging products                                  $       -                 $      -               $     -
       Pool products                                                                    1,318
                                                                   -                                              -
     ---------------------------------------------------------------------------------------------------------------
                                                           $       -                $   1,318              $      -
     ===============================================================================================================

     Total assets:
       Packaging products                                  $  70,062                $  67,090              $ 57,855
       Pool products                                          31,302                   54,395                42,686
     ---------------------------------------------------------------------------------------------------------------
                                                           $ 101,364                $ 121,485              $100,541
     ===============================================================================================================

     Capital expenditures:
       Packaging products                                  $   5,134                $   6,396              $  7,293
       Pool products                                             799                    3,668                 1,653
     ---------------------------------------------------------------------------------------------------------------
                                                           $   5,933                $  10,064              $  8,946
     ===============================================================================================================

19.  Interest in joint ventures:

     In August 2002, the Company entered into an agreement to establish a joint venture to produce cross linked foam. These consolidated financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. As a participant in the venture, the Company may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.


     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at the end of the year:

     --------------------------------------------------------------------------------------------
                                                                    2005                   2004
     --------------------------------------------------------------------------------------------
     Current assets                                             $   1,047               $    847
     Property, plant and equipment and other assets                 1,395                  1,384
     Current liabilities                                            (927)                  (939)
     Current portion of long-term debt                              (146)                  (123)
     Long-term debt                                                 (283)                  (426)
     --------------------------------------------------------------------------------------------
     Net assets                                                 $   1,086               $    743
     ============================================================================================
     Revenues                                                   $   2,756               $   2,111
     Expenses                                                       2,568                  1,991
     --------------------------------------------------------------------------------------------
     Net income                                                 $     188               $    120
     ============================================================================================
     Cash flows:
             From operating activities                          $     135               $    374
             From investing activities                               (97)                   (55)
             From financing activities                              (102)                  (134)
             Effect on foreign currency translation                  (14)                     11
    ---------------------------------------------------------------------------------------------
     Net cash flows                                             $    (78)               $    196
    =============================================================================================
    Due from joint venture (note 8)                             $    765                $    711

     During 2005, the Company entered into an agreement to establish another joint venture for the production of a special type of film for protecting electronic and other metallic components subject to environmental corrosion. Under the terms of the agreement, the Company is required to jointly fund the start-up and capital equipment requirements of the venture, for a total of $1,100, of which the Company is responsible for $550.


20.  Extraordinary gain:

     The extraordinary gain in 2004 reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.



21.  Net interest expense and other:

     ---------------------------------------------------------------------------------------------------------------------
                                                                        2005                    2004                2003
     ---------------------------------------------------------------------------------------------------------------------
     Interest expense on long-term debt                            $   1,292               $     909            $  1,088
     Other interest expense, net                                       2,350                   1,843                 513
     Non-controlling interest                                              -                     (35)                 (6)
     Gain on sale of equipment                                             -                    (616)                  -
     Impairment of property, plant and equipment                       2,866                       -                   -
     --------------------------------------------------------------------------------------------------------------------
     Net interest expense and other                                $   6,508               $   2,101            $  1,595
     ====================================================================================================================


22.  Research and development:

     In September 2003 the Company entered into an agreement to cooperate in the research and development, production and marketing of certain packaging systems. During 2005 the Company incurred $250 (2004 - $400) in related research costs. These costs were expensed in the determination of net income. Upon the successful completion and marketing of the product, the Company and its business partner would be jointly and severally liable to repay a research grant in the amount of $850 that was provided to them by a government agency, and which has been netted against the research costs expensed. The repayments of this grant would be calculated based on a percentage of revenues earned from the sale of the developed product and would be accrued at that time. The amount to be repaid is indexed to the Consumer Price Index in the U.S., and could increase up to 150% of the original amount provided based on the length of time required to repay.

23.  Comparative figures:

     The 2003 and 2004 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Financial Statements.


24.  Subsequent events:

     a. In December 2005, the Company closed its film manufacturing facility in Toronto as the final step of a two year long process to consolidate three smaller manufacturing facilities into a single plant. The Company estimates that it would be required to incur approximately $150 to remove production equipment from this facility, which is expected to be completed by the end of the first quarter of 2006. These costs will be incurred in the first quarter of 2006 by the Packaging products segment.


     During 2005 the Company retained the services of an investment banking firm to advise it on its financing requirements and to review its business in order to improve the return to its shareholders. Based on this review the Company concluded that it should consider a potential sale of its non-packaging businesses. The Company has begun a process to allow prospective purchasers of the Pool Division to submit a firm offer for the assets of this division. Subsequent to year end the Company has received expressions of interest that are subject to due diligence and financing. The offers indicate that certain assets would be sold for lower than their carrying amounts. To the extent a satisfactory offer is received and a sale occurs the Company will operate with its Packaging Division as its principal business. Management expects that the outcome of this sale process will be known in the next few months. Accordingly, at that time, the assets and liabilities of the Pool products segment will be classified as discontinued operations in fiscal 2006.

     The carrying amounts of the Pool products segment assets and liabilities, are as follows:

                                                              As at         As at
                                                            October 31,    October  31,
                                                              2005          2004
                                                          -----------------------------
Current assets                                               28,652         41,772
Property, plant and equipment and intangible assets           1,742          4,298
Future income tax assets                                        738              -
Current liabilities                                         (19,731)       (22,789)
Future income tax liabilities                                   (83)          (232)


     b. In March 2006, the Company's lenders agreed in principle to further amend the first quarter 2006 financial covenants and to extend the $5 million temporary working capital line, which otherwise became due on February 28, 2006, to May 15, 2006 on the basis that the Company continue to pursue the sale of its non-packaging assets.

25.  Generally accepted accounting principles in Canada and the United States:

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

     Balance sheet:

     -------------------------------------------------------------------------------------------
                                                                 2005                   2004
     -------------------------------------------------------------------------------------------
     Current assets                                          $  57,846               $  75,155
     Long-term assets, net                                      43,518                  46,330
     ------------------------------------------------------------------------------------------
                                                             $ 101,364               $ 121,485
     ==========================================================================================
     Current liabilities (a)                                 $  73,089               $  59,962
     Long-term obligations and other (a)                         7,922                  28,010
     Equity (a)                                                 20,353                  33,513
     ------------------------------------------------------------------------------------------
                                                             $ 101,364               $ 121,485
     ==========================================================================================

     Statement of income and comprehensive income:

     --------------------------------------------------------------------------------------------------------------------
                                                               2005                     2004              2003
     --------------------------------------------------------------------------------------------------------------------
     Net (loss) income  - Canadian GAAP                       $  (15,669)               $     (57)           $  4,730
     U.S. GAAP Adjustments re:
            Convertible note (a)                                     560                    1,068                (681)
            Related tax impact (a)                                   194                      (34)                (12)
     -------------------------------------------------------------------------------------------------------------------

     Net (Loss) income - U.S. GAAP                               (14,915)                     977               4,037

     Other comprehensive gain:
            Foreign currency translation
             adjustments (b)                                         (44)                   1,647               1,235
     -------------------------------------------------------------------------------------------------------------------
     Comprehensive (loss) income                              $  (14,959)               $    2,624             $  5,272
     ===================================================================================================================



25. Generally accepted accounting principles in Canada and the United States (continued):

     Shareholders' equity:

     -------------------------------------------------------------------------------------------
                                                                   2005                 2004
     -------------------------------------------------------------------------------------------
     Shareholders' equity based on Canadian GAAP               $   23,713             $ 37,457

     Reclassification of convertible note (a)                      (4,343)              (4,081)

     Cumulative net income adjustment relating
         to convertible note (a)                                    1,095                  341

     Reversal of accretion charges (a)                                425                  267

     Reclassification of foreign exchange related
         to convertible note (a)                                     (537)                (471)

     -------------------------------------------------------------------------------------------
     Shareholders' equity based on U.S. GAAP                   $   20,353             $ 33,513
     ===========================================================================================

     (a)  Convertible note:

     Under Canadian GAAP, the Company recorded the present value of the principal amount of the convertible debt as equity and recorded accretion charges to retained earnings (note 5). Under U.S. GAAP, the convertible debt should be recorded in its entirety as a long-term liability with all related interest charges and foreign exchange gains/losses, net of tax, recorded in the income statement. In addition, under U.S. GAAP, the holder's conversion option would be considered an embedded derivative, and would be fair valued at the end of each period, with changes in the fair value being recorded as a charge/(credit) to income.


     (b)  Comprehensive income:

     In applying SFAS No. 130, "Reporting Comprehensive Income," comprehensive income would have been arrived at by adjusting net income for the change in the foreign currency translation amount during the year.

25. Generally accepted accounting principles in Canada and the United States (continued):


     (c)  Stock-based compensation plans:

     United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. Effective November 1, 2002 the Company adopted the fair value method of accounting for stock options issued subsequent to that date.

     The Company has chosen to continue to account for stock options issued prior to November 1, 2002 using the intrinsic value method as permitted under United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma income and income per share information as if the Company had accounted for its employee stock options issued prior to November 1, 2002 under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model and the pro-forma impact on net income is as follows:

                                                              2005                  2004               2003
     ----------------------------------------------------------------------------------------------------------------
     Net (Loss) income - U.S. GAAP                       $(14,915)              $   977              $  4,037
     Compensation cost                                       (375)                 (161)                 (184)

     ----------------------------------------------------------------------------------------------------------
     Pro forma (loss) net income  - U.S. GAAP            $(15,290)              $   816              $  3,853
     ==========================================================================================================

     Income (loss) per share - U.S. GAAP
       Basic                                             $  (2.24)              $  0.16               $  0.66
       Diluted                                              (2.24)                 0.14                  0.57
     Pro forma (loss) income per share
       Basic                                                (2.29)                 0.13                  0.63
       Diluted                                              (2.29)                 0.12                  0.55
     ----------------------------------------------------------------------------------------------------------


     (d)  Interest in joint venture:

     Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 19.

25. Generally accepted accounting principles in Canada and the United States (continued):

     (e)  New United States recent accounting pronouncements:

          (i)  In December 2004, the FASB issued FASB Statement No. 123 (revised
               2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this Statement on November 1, 2005 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company estimates that the adoption of Statement 123R will not have a significant effect on the Company's financial statements in 2006.

          (ii) In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. This Statement will be effective for the Company for non-monetary asset exchanges occurring on or after November 1, 2005. The adoption of this Statement will not have a significant effect on the Company's financial statements.

          (iii) In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after November 1, 2005.

                                    EXHIBITS


Number:                    Exhibit
-------------------------------------------------------------------------------

3.1 Form of Shareholders Agreement dated February 20, 1996 between Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenic Marzano, Henry Schnurbach, Gary Crandall, Alan Castle and Montreal Trust Company and Polyair Inter Pack Inc. Reference is made to the exhibit attached to the Company's General Statement of Acquisition of Beneficial Ownership on Form SC 13D filed on February 25, 2004, which exhibit is incorporated herein by reference.

3.1 Form of Shareholders Agreement dated March 10, 2004 by and among Consolidated Mercantile Incorporated, Glencoe Skydome Holdings, L.P., Henry Schnurbach and Fred A. Litwin, as shareholders of Polyair Inter Pack Inc. Reference is made to the exhibit attached to the Company's Amended General Statement of Acquisition of Beneficial Ownership on Form SC 13D/A filed on March 22, 2004, which exhibit is incorporated herein by reference.

4.1 Asset Purchase Agreement by and among Jacuzzi Inc, Jacuzzi Leisure Products Inc. and Polyair Inter Pack Inc. made as of March 29, 2003. Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed on May 2, 2005, which exhibit is incorporated herein by reference.

4.2 Form of Employment Agreement between Cantar/Polyair Canada Limited and Alan Castle

4.3 Form of Employment Agreement between Cantar/Polyair Canada Limited and Henry Schnurbach

4.4  Form of Stock Option Plan

4.5 Sixth amended and restated credit agreement by and among LaSalle Business Credit, Cantar/Polyair Canada Limited, an Ontario corporation and Cantar Pool Products Limited, dated as of July 26, 2005

4.6 Put/Call Agreement made the 24th day of March, 2004 between Faircove Investments Inc. and Hawkline Developments Inc. Reference is made to
     Exhibit 4.1 attached to the Company's Annual Report of on Form 20-F filed on May 2, 2005, which exhibit is incorporated herein by reference.

4.7 Form of Employment Agreement between Cantar/Polyair Corporation and Gary Crandall

4.8  Waiver and Seventh  amended  and  restated  credit  agreement  by and among
     LaSalle  Business  Credit,   Cantar/Polyair   Canada  Limited,  an  Ontario
     corporation and Cantar Pool Products Limited, dated as of October 31, 2005

8.1  List of subsidiaries (included in Item 4C of this annual report)

11.1 Audit Committee Charter

11.2 Compensation Committee Charter

11.3 Investor Relations Policy

11.4 Insider Trading Policy

12.1 Certification of Chief Executive Officer under section 302 of the Sarbane Oxley Act.

12.2 Certification of Chief Financial Officer under section 302 of the Sarbane Oxley Act.

13.1 Certification  of  Chief  Executive   Officer  under  section  906  of  the
     Sarbanes-Oxley Act.

13.2 Certification of Financial Officer under section 906 of the Sarbanes-Oxley Act.